EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2025 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2024.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2024 is referred to in this description of the Republic of Panama as “2024” and other years are referred to in a similar manner unless otherwise indicated. All references to “U.S.$”, “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

PRESENTATION OF ECONOMIC AND OTHER INFORMATION

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 2007 to 2018. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide an accurate depiction of the economy given its dynamism.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 2014 (“GFSM2014”). Real sector statistics are presented in accordance with the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics for 2020 to 2024 were calculated pursuant to the Sixth Edition of the Balance of Payments and International Investment Position Manual published by the International Monetary Fund (“IMF”).

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. See “Public Sector Debt—External Debt—International Financial Institutions—IMF.”

Open unemployment figures are no longer presented. Unemployment figures are now used.

RECENT DEVELOPMENTS

For recent developments since December 31, 2024, see the material below.

Republic of Panama

Immigration

On October 5, 2024, Minister of Public Security Frank Alexis Abrego participated in a high-level meeting to address the ongoing immigration crisis, particularly affecting the indigenous areas of the Emberá Wounaan Comarca in the province of Darién. The meeting was attended by key regional authorities and indigenous leaders, including representatives from the comarcal governor’s office, the general congress administration, community chiefs, and senior officials from the National Border Service (Servicio Nacional de Fronteras) and the military. The meeting focused on evaluating the establishment of a migration route that avoids river crossings, while minimizing the risk of fatalities among migrants and reducing environmental degradation. Additionally, a census is being conducted to identify adults capable of working in the environmental management of trails, roads, and tributaries impacted by migration. Indigenous leaders, for their part, reported that members of their communities have refrained from transporting migrants from the Dos Bocas and Come Gallina areas, citing the continued use of those routes for illicit activities. The Minister noted that coordination is underway with provincial authorities in Darién to promote the development of local communities and to safeguard their cultural heritage.

On October 29, 2024, the Director General of Panama’s National Migration Service, Roger Mojica Rivera, and the Director General of Migration and Foreign Affairs of Costa Rica, Marta Vindas, held a meeting at the Integrated Control Center headquarters in the Darizara sector of Costa Rica to follow up on matters discussed during the Security Roundtable held within the framework of the Binational Border Commission (COMBIFRONT). Key items on the agenda included the consolidation of integrated land border control procedures at the immigration level, an analysis of current irregular migration flows, and the strengthening of cooperation and information-sharing mechanisms.

In 2024, a total of 302,203 migrants crossed the Darién Gap from Colombia into Panama. Of these, 64,764 were minors, as recorded at migration reception centers along the Panamanian border. The countries of origin with the highest number of migrants included Venezuela (69%), Colombia (6%), Ecuador (5%), and China (4%). This figure represents a 42% decrease in migration flows through the Darién Gap compared to 2023.

In the first 23 days of 2025, approximately 2,229 migrants crossed the Darién Gap into Panama, representing a 93% decrease compared to the same period in 2024. This significant decline is attributed to measures implemented by President Mulino’s administration and Minister of Public Security Frank Alexis Abrego, including the closure of irregular crossings and clandestine trails in the Darién Gap.

On February 3, 2025, U.S. Secretary of State Marco Rubio and Panamanian Minister of Public Security Frank Alexis Abrego held a meeting to reaffirm the continuity of the strategic alliance between the two countries for border control and the management of irregular migration in the region. In addition, the two countries continue to make progress on the implementation of the Memorandum of Understanding, which was signed on July 1, 2024, as a migration management program funded by the U.S. Department of State to assist the Panamanian government in repatriating foreigners who have no legal basis for remaining in Panama. Of the 44 mass deportation flights to relocate migrants who entered irregularly through the Darien Gap, 42 had been funded by the United States through the Memorandum of Understanding, and two flights had been paid for by Panama.

On March 3, 2025, Panama’s Minister of Public Security, Frank Alexis Abrego, and Costa Rica’s Minister of Public Security, Mario Zamora, met in Costa Rica in response to the increase in reverse migration flows. The purpose of the meeting was to coordinate the transfer of migrants returning from north to south, control this flow, and ensure their safety. The agreed-upon plan involves granting migrants safe passage and transporting them by bus from Peñas Blancas, Costa Rica, to a shelter in Panamanian territory, from which they will be transferred to Darién.

On March 7, 2025, the Minister of Public Security announced that the 112 migrants arriving on flights from the United States would be granted a 30-day humanitarian permit, extendable to a maximum of 90 days, to allow them to arrange their transfer to a third country. After 90 days, those who remain in Panama illegally will be deported. In addition, in the coming days, the shelters in Bajo Chiquito and Lajas Blancas in Darién will be closed, having fulfilled their humanitarian assistance role in the south-north migratory flow.

On March 22, 2025, Deputy Minister of Public Security Luis Felipe Icaza held a meeting with Costa Rica’s Minister of Public Security. During the meeting, it was reported that irregular migration through the Darién toward the north had been reduced by 99%, compared to March 2024. An initial protocol was agreed upon to manage the return of migrants, which includes gathering individuals at the Migrant Assistance Center in Costa Rica, from where they will be transferred to Panama and subsequently repatriated to their countries of origin. According to data from Panama’s National Migration Service, since the beginning of the reverse migration flow, 4,337 migrants have arrived in Panama. Of these, 4,108 were from Venezuela; 140 from Colombia; 29 from Peru; 15 from Ecuador; 9 from Chile; and 36 from other countries.

On March 28, 2025, President Mulino and the President of Colombia, Gustavo Petro, held a strategic meeting to address key issues, including irregular migration, electrical interconnection, and hemispheric security. Both presidents agreed on the need to collaborate on migration management—particularly regarding the reverse flow—through a comprehensive approach that respects human rights and ensures safe, orderly, and regular transit.

On May 14, 2025, the Government finalized the complete closure of the Lajas Blancas Temporary Migration Reception Station in Darién, in a ceremony presided over by Minister of Public Security Frank Alexis Abrego. This closure follows a 99% reduction in irregular migration through the Darién Gap.

On May 22, 2025, the U.S. Ambassador to Panama, Kevin Cabrera, together with the Minister of Public Security, toured Lajas Blancas and San Vicente, in the province of Darién. The Ambassador presented a significant donation consisting of 32 outboard motors, 16 inflatable boats, three boat repair kits, and two Coaster-type buses.

During 2024, 7,757 migrants were transferred from Panama to Colombia, in coordination with Costa Rica, within a framework of cooperation and order.

During the seventh-month period ended July 31, 2025, a total of 2,934 migrants crossed the Darien Gap from Colombia into Panama. Among them, 474 minors were reported in the migration reception centers along the Panamanian border. The regions where the highest number of migrants were from included. Venezuela (45.9%), Colombia (5.9.%), Nepal (5.5%) and Camerún (4.4%).

On June 24, 2025, in a joint operation between Panama and the United States, Panama’s Minister of Public Security, the U.S. Secretary of Homeland Security, Kristi Noem, and the Director General of Panama’s National Migration Service led the deportation flight of 32 Colombian citizens. This operation is part of the Memorandum of Understanding on Migration between the two countries, a key alliance for regional security, through which Panama has returned 2,044 migrants, including 1,242 Colombians, who have been transported on 51 flights, 49 financed by the United States and two by Panama.

Social and Economic Situation

Reform of the Social Security Fund

In March 2025, there were massive demonstrations across the country in protest against Law No. 462, which amended the Social Security Fund (Caja de Seguro Social, or the “CSS”) organizing law, Law No. 51 of 2005. The protests were supported by teachers’ unions, including the Association of Teachers of the Republic of Panama, the Single Union of Construction and Similar Workers (“Suntracs”), student groups from the University of Panama, and indigenous groups.

On April 23, 2025, teachers’ unions began an indefinite strike in protest against Law No. 462.

On April 28, 2025, banana workers began an indefinite strike called by the Union of Workers in the Banana, Agricultural, and Related Industries (“Sitrabana”) at the 21 banana plantations owned by Chiquita Panama. The workers also blocked roads in Bocas del Toro to protest reforms to the CSS affecting Law No. 45, which governs the banana sector. On May 16, 2025, the strike was declared illegal by the Fifth Section Labor Court.

Suntracs announced that, starting April 28, 2025, they would also go on strike in rejection of Law No. 462, the Memorandum of Understanding between the Panamanian Ministry of Security and the United States Department of Defense, and the recent plans announced by President Mulino regarding the negotiation of the Donoso mine in Colón.

On May 19, 2025, Sitrabana announced that the indefinite strike in the banana sector would continue until Law No. 462 was completely repealed.

On May 19, 2025, the Minister of Labor and Labor Development, Jackeline Muñoz, reported that Chiquita Panama had announced that 4,500 workers had left their jobs and that their employment was at risk. Additionally, the Government announced that a bill was being prepared to amend Law No. 45, which governs the banana sector, in collaboration with the banana workers of Bocas del Toro, in response to concerns about job losses.

On May 22, 2025, Chiquita Panama and Ilara Holding announced that they would begin laying off banana workers starting May 23, 2025. The company gave workers 24 hours to return to work, but the workers did not comply. The Minister of Labor and Labor Development reported that the Government would seek to intervene to preserve jobs and protect companies’ investments in Panama. On May 23, 2025, Chiquita Panama and Ilara Holding reported that, following the unjustified abandonment of work, they had begun terminating the employment of nearly 5,000 banana workers. According to the company, the strikes have caused economic losses exceeding US$75 million and irreversible damage to production.

On May 27, 2025, the Cabinet Council approved Resolution No. 48, declaring a state of emergency in the province of Bocas del Toro, and at the same time approved Executive Decree No. 49, creating a High-Level Commission to address the situation caused by the banana worker strike and road closures in the Bocas del Toro province. The High-Level Commission is composed of the Ministers of the Presidency (Juan Carlos Orillac), Commerce and Industry (Julio Moltó), Labor and Labor Development (Jackeline Muñoz), Health (Fernando Boyd Galindo), Security (Frank Ábrego), and Agricultural Development (Roberto Linares), and the Administrator of the Tourism Authority, Gloria de León.

On May 30, 2025, the High-Level Commission met with representatives from different economic sectors. In Chiriquí Grande, they held a meeting with the community of Pueblo Nuevo and its leader, Mrs. Dora Gutiérrez, then traveled to Puente Cusa, in the community of Nueva Estrella, where they met with Luis Guerra and Ofelia Jiménez, leaders of the communities of Los Chiricanos and Las Cañas. The High-Level Commission then traveled to Isla Colón, where they held meetings with the Chamber of Commerce, boat artisans, and community members. At these meetings, they clarified questions regarding Law No. 462 and listened to the requests of the locals in order to address their needs.

On June 2, 2025, the High-Level Commission met in Changuinola, Bocas del Toro, with the productive sectors and business leaders of the province. All participants requested that the Government urgently open roads and enforce laws to help mitigate the business losses and jobs at risk.

On June 2, 2025, Minister of Labor Jackeline Muñoz confirmed during a visit to Changuinola that Chiquita Panama had completed the layoff of its administrative staff, dismissing 60 workers. The company also announced it would submit a request for authorization to lay off the remainder of its operational staff as part of the process of closing its banana operations in Panama.

On June 6, 2025, the Archbishop of Panama, José Domingo Ulloa, met with President Mulino and agreed to help facilitate an agreement that would put an end to the conflict in Bocas del Toro, which has caused the loss of thousands of jobs and brought all economic activity in the province to a standstill.

On June 6, 2025, President Mulino confirmed the definitive closure of Chiquita Panama due to millions in losses caused by the protests and shutdowns in the province of Bocas del Toro. He also announced that the company would submit a request to the Ministry of Labor to lay off the remaining 1,600 workers, thereby terminating its permanent staff and ending its operations in Panama.

On June 10, 2025, after 47 days of protests, Sitrabana met at the National Assembly with representatives from various political parties to discuss the situation regarding Chiquita Panama, Law No. 45, and Law No. 462.

On June 11, 2025, the Minister of Labor presented to the National Assembly a bill amending Law No. 45 of 2017, which governs the banana sector. The bill is based on the demands of banana workers in Bocas del Toro, and bears the signatures of the Ministers of Labor and Commerce and Industry, Sitrabana, and the Industrial Union of Independent Banana Producers (“Sitrabpi”). The bill addresses the need to provide comprehensive protection to Panamanians working for banana companies and independent banana producers.

On June 14, 2025, the Ministry of Security launched Operation Omega, a strategic action aimed at restoring constitutional freedom of movement in the province of Bocas del Toro. This intervention sought to guarantee security, public order, and a return to normality on the province’s land routes.

On June 19, 2025, the Government reported that the situation in the Bocas del Toro province had escalated dangerously as a result of acts of violence perpetrated by criminal groups that had infiltrated the protests. The Government emphasized that it would enforce its constitutional mandate to guarantee peace, order, and respect for the fundamental rights of the majority of Panamanians.

On June 21, 2025, as part of the state of emergency, internet access and mobile phone services were temporarily suspended throughout the province of Bocas del Toro.

On June 24, 2025, the Cabinet Council extended the state of emergency declared to restore peace and order in Bocas del Toro for an additional five days through the approval of Cabinet Decree No. 28. Decree No. 28 also reinstates the effects of Article 23 of the Constitution for the remainder of the state of emergency. Article 23 guarantees the protection from arbitrary detention, prohibiting detention, arrest, or imprisonment without a written warrant from a competent authority and for reasons defined by law. With this extension, the effects of eight articles of the Constitution remain suspended, including those related to freedom of expression, the inviolability of the home, and the right to peaceful demonstration. The Government indicated that it will continue to reinforce the presence of police and law enforcement in the province to guarantee the safety of residents, restore public order, and ensure free movement on the main roads.

On June 24, 2025, Cabinet Resolution No. 65 was approved, increasing the total amount authorized for special contracts with ministries and public entities for the execution of works and the acquisition of goods and services necessary (at duly justified market prices) to address the emergency situation in Bocas del Toro from U.S.$10 million to U.S.$40 million.

On June 30, 2025, as a result of Operation Omega, the previously closed areas in the Bocas del Toro province were reopened following intense negotiations and a mediation agreement between state security forces, representing the Government, and the protesters. The reopening was finalized with the signing of the mediation agreement by the Director of the National Border Service, Commissioner Larry Solís (representing the Government); the Mayor of Chiriquí Grande, Alex Ariel Wright Castillo; the Pastor of the Jehová Nisi Church, Ceferino Quintero; and the Pastor of the Church of God Mediator, Luis Morales.

On July 14, 2025, striking teachers’ unions reached an agreement with the Ministry of Education for the return by teachers to their jobs and the uninterrupted resumption of in-person instruction for students.

On July 17, 2025, Chiquita Panama confirmed the payment of employment benefits to some 6,500 former workers following the closure of operations in Bocas del Toro.

On August 19, 2025, the Minister of Commerce and Industry, Julio Moltó, confirmed that the Government had been in negotiations with Chiquita Brands to resume hiring and maintain the company’s operation sites. In addition, Minister Moltó reported that President Mulino would meet with the owner of Chiquita Brands to negotiate the company’s return to the country. On August 26, 2025, Minister Moltó received authorization from the Cabinet Council to coordinate with Chiquita Panama and relevant public entities to facilitate and ensure the necessary efforts for the resumption of banana production in the province of Bocas del Toro.

On August 29, 2025, President Mulino and the President of Chiquita, Carlos López Flores, signed a Memorandum of Understanding establishing a framework for cooperation in reorganizing of the banana sector. The Memorandum opens the door for the hiring of nearly 3,000 jobs in the first stage of recovery and 2,000 more jobs in the second stage. It is estimated that Chiquita will invest US$30 million to reactivate production on 5,000 hectares of banana plantations and subsequent exports. The goal is to begin operations in February 2026.

Recent Government Actions

On February 11, 2025, Canadian company First Quantum Minerals and its subsidiary Cobre Panamá announced that they accepted the Government’s request to postpone arbitration proceedings, originally scheduled for hearing in September 2025, until February 2026, while they negotiate the future of the copper concentrate stored in the Cobre Panamá mine.

On April 9, 2025, Panama’s Ministry of Public Security and the United States Department of Defense signed a Memorandum of Understanding to strengthen bilateral cooperation in security matters. The Memorandum of Understanding establishes a framework for the joint use of Panamanian facilities by U.S. personnel and contractors. The facilities will remain Panamanian property, although U.S. personnel will be able to access them free of charge and conduct activities such as training, humanitarian exercises and storage of equipment.

On May 21, 2025, the Panamanian Autonomous Cooperative Institute (Instituto Panameño Autónomo Cooperativo, or “Ipaacoop”) ordered the cancellation of the legal status of the cooperative associated with the Single Union of Construction and Similar Workers (Sindicato Único de Trabajadores de la Construcción y Similares, or “Suntracs”) after finding 14 instances in which Suntracs cooperative’s finances did not comply with required anti-money laundering controls. Ipaacoop’s audit found that since 2012, the Suntracs cooperative had accumulated a total of U.S.$8 million belonging to its members, but 79% of the loans granted by the cooperative were allegedly given to third parties rather than to its own members.

On June 10, 2025, the European Commission recommended Panama’s exclusion from its list of high-risk jurisdictions for money laundering and terrorist financing. In preparing this update, the Commission relied on information provided by the Financial Action Task Force (“FATF”), the organization that removed Panama from its “grey” list on October 27, 2023. On July 9, 2025, the European Union approved an amendment to Delegated Regulation 2016/1675, officially removing Panama from the list of high-risk jurisdictions for money laundering and terrorist financing.

On June 10, 2025, with the aim of ensuring a prudent and sustainable fiscal policy in the face of lower revenues, the Cabinet Council approved Resolution 57-25, which establishes a set of administrative and fiscal measures to contain public spending. The resolution sets forth an adjustment plan to reduce up to U.S.$1.9 billion, distributed between operating expenses (U.S.$426.5 million) and investment expenses (U.S.$1.5 billion).

Political Developments

On January 20, 2025, Judge Baloísa Marquínez rescheduled the Odebrecht money laundering trial, originally scheduled for November 11, 2025, to begin on January 12, 2026. The rescheduling was granted at the request of the Anti-Corruption and Defense Prosecutor’s Office to arrange for the appearance of nine foreign witnesses, one of Peruvian nationality and eight of Brazilian nationality. The defense lawyers and the Attorney General’s Office sent requests to Peru and Brazil to assist with the appearance of witnesses.

On January 22, 2025, Congressman Jonathan Vega filed a criminal complaint with the Public Prosecutor’s Office against former Comptroller General Gerardo Solís after Attorney General Luis Gómez reported that at least 166 requests for audits had not been responded to by the Comptroller General’s office during his tenure. This is the second complaint that has been filed against Mr. Solís; Congressman Ernesto Cedeño filed a complaint against Mr. Solis in August 2024 alleging abuse of authority and failure to fulfill public duties.

On March 10, 2025, the First Court of Criminal Cases approved Sentencing Agreement No. 1 of 2025 signed between the Public Prosecutor’s Office and Mario Martinelli, brother of former President Ricardo Martinelli, for irregularities in the purchase of grains (rice and legumes) with funds from the defunct National Aid Program (“PAN”). Once the agreement was approved, Judge Águeda Rentería Sánchez issued the 40-month prison sentence and ordered the seizure of several bank accounts, totaling U.S.$2.4 million, previously seized during the investigation. This criminal case originated in August 2014 following a public complaint about overpricing in the purchase of rice and legumes. Later, an audit by the Comptroller General revealed that the financial loss exceeded U.S.$12.3 million.

On March 27, 2025, Panama’s Ministry of Foreign Affairs recognized the asylum granted by the Republic of Nicaragua to former President Ricardo Martinelli at the Nicaraguan embassy in Panama City and granted a safe travel permit for former President Martinelli to travel to Nicaragua for humanitarian reasons. The safe-travel permit was granted from March 27, 2025 until midnight on March 31, 2025 and was later extended for an additional 72 hours, until the end of the day on Thursday, April 3, 2025, after Nicaragua refused to admit former President Martinelli due to the unclear status of an alleged Interpol arrest warrant. On April 4, 2025, the Ministry of Foreign Affairs reported that it had not received a response from Nicaraguan authorities regarding former President Martinelli’s travel, so he remained in asylum at the Nicaraguan embassy in Panama City, Panama.

On April 17, 2025, President Mulino appointed Carlos Hoyos as Vice Foreign Minister of the Republic, following the resignation of Carlos Ruíz Hernández.

On May 10, 2025, the Ministry of Foreign Affairs announced that the government of Colombia had granted asylum to former President Ricardo Martinelli. Consequently, the Government granted a safe travel permit to former President Martinelli to travel from the Nicaraguan embassy in Panama City to Colombia. The same day, former President Martinelli left the Nicaraguan Embassy to travel to Colombia.

On July 9, 2025, President Mulino appointed Ana Gabriela Soberón Tejada as the new Vice Minister of Labor and Workforce Development. Ms. Soberón Tejada replaced Gregorio Ordoñez and will serve alongside Minister of Labor Jackeline Muñoz.

The Economy

In the six-month period ended June 30, 2025, estimated GDP growth totaled 4.4%, compared to 2.0% GDP growth for the same period in 2024. Inflation decreased 0.4% in August 2025 compared to August 2024.

The transportation, storage and mail sector grew by an estimated 18.9% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 13.9% of GDP. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in air transportation.

Mining activities increased by an estimated 2.8% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 1.2% of GDP. Growth in mining activities was primarily due to an increase in the consumption of basic materials, especially stone and sand, by the construction sector.

The information and communications sector grew by an estimated 0.6% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 2.3% of GDP. Growth in the information and communications sector was primarily due to an increase in demand for internet and digital services.

The construction sector grew by an estimated 2.0% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 17.6% of GDP. Growth in the construction sector was primarily due to an increase in the development of private residential and non-residential projects.

The financial and insurance sector grew by an estimated 6.0% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 6.2% of GDP. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by an estimated 1.9% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 4.9% of GDP. Growth in the manufacturing sector was primarily due to an increase in the production of meat products.

The agricultural and fisheries sector grew by an estimated 1.4% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 2.4% of GDP. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of pineapple, watermelon, and melon.

The commerce, hotels and restaurants sector grew by 2.5% in the six-month period ended June 30, 2025, compared to the same period in 2024, representing 19.8% of GDP. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles and car sales and an increase in restaurant services and in tourist arrivals to the country.

For the six-month period ended June 30, 2025, the Central Government’s current savings registered a deficit of U.S.$1,813.3 million (2.0% of nominal GDP) compared to a deficit of U.S.$1,802.8 million for the same period in 2024 (2.1% of nominal GDP). For the six-month period ended June 30, 2025, the Central Government’s overall deficit decreased to U.S.$3,157.6 million (3.5% of nominal GDP) from U.S.$3,674.5 million for the same period in 2024 (4.3% of nominal GDP). For the six-month period ended June 30, 2025, Panama’s non-financial public sector balance registered a deficit of U.S.$1,958.4 million (2.2% of nominal GDP), a decrease from a deficit of U.S.$3,034.3 million (3.5% of nominal GDP) for the same period in 2024.

Panama and certain Panamanian government-owned companies and agencies have used payment obligation certificates called Cuentas de Pago Parcial (“CPPs”), Certificados de No Objeción (“CNOs”) and Informes de Progreso de Trabajo (“IPTs”) to pay for certain infrastructure projects. As of March 31, 2025, the total estimated amount of payments scheduled under CPPs, CNOs and IPTs from 2025 to 2028 was approximately U.S.$3,024.0 million, up from U.S.$2,641.2 million as of March 31, 2024.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the Colon Free Zone (the “CFZ”); and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 19.8%, 14.4% and 13.9%, respectively, of real GDP in the first half of 2025), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 19.8% of real GDP in the first half of 2025. In the first half of 2025, commerce activities increased 2.5% compared the same period in 2024, mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, and car sales.

The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 14.4% of GDP in chained volume measure in the first half of 2025.

The transportation, storage and mail sector, which includes ports, airports, rails and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 13.9% of real GDP in chained volume measure in the first half of 2025.

An important component of the financial services and insurance sector’s contribution to GDP (6.2% in the first half of 2025) is attributable to the banking sector, which, as of July 31, 2025, consisted of two state-owned banks (BNP and Caja de Ahorros) and 60 private banks, including general license banks, international license banks, and foreign banks with representative offices. As of July 31, 2025, banking sector assets and deposits totaled approximately U.S.$158.6 billion and U.S.$113.2 billion, respectively.

The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. For the seven-month period ended July 31, 2025, CFZ value added (implied by the value of re-exports minus the value of imports) decreased by an estimated 8.0%, compared to the same period in 2024, mainly due to a 9.9% drop in CIF imports and a 5.9% drop in FOB re-exports.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 22.5% of GDP in chained volume measure in the first half of 2025. Manufacturing represented an estimated 4.9% of GDP in chained volume measure the first half of 2025. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Construction activity represented an estimated 17.6% of GDP and increased by 2.0% in the first half of 2025, compared to the same period in 2024. Growth in the construction sector was primarily due to an increase in the development of private residential and non-residential projects.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 3.6% of real GDP in the first half of 2025. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. During the first half of 2025, the value of agricultural production (which includes fisheries production) is estimated to have increased by 1.8%, compared to the same period in 2024.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$5.8 billion in the first half of 2025.

The FAP’s total assets were U.S.$1.7 billion and U.S.$1.6 billion as of June 30, 2025, and June 30, 2024, respectively.

Public Sector Enterprises

ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of September 4, 2025, the total length of the 230 kV lines was 2,885.9 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 40.8 km in simple circuit lines.

On May 6, 2025, the Electric Transmission Company (ETESA) announced the beginning of the second phase of combined-cycle testing at the Gatún Generator, which will supply power to the National Interconnected System (SIN). The second phase of testing was conducted between May 6 and May 11, 2025.

Panama currently has high electricity rates (an average of 20.5 cents per kilowatt-hour as of June 30, 2025), and demand for electricity for the seven-month period ended July 31, 2025 decreased by 1.6% compared to electricity demand for the same period in 2024.

Telecommunications

During the first six months of 2025, Cable & Wireless (Panamá) S.A. experienced a 3.0% decrease in revenues compared to the same period in 2024, mainly due to a 30% decrease in business to business revenues.

Air Transportation

During the seven-month period ended July 31, 2025, the Tocumen International Airport (Aeropuerto Internacional de Tocumen, S.A. or “AITSA”) handled a total of 11.9 million passengers, compared to 11.1 million passengers during the same period of 2024. As of July 31, 2025, AITSA had 34 airlines in operation.

Ports

During the first seven months of 2025, the Manzanillo International Terminal (“MIT”) handled approximately 1.56 million TEUs of cargo containers, compared to approximately 1.64 million TEUs in the same period of 2024. During the first seven months of 2025, the container port in Colón moved approximately 0.97 million TEUs of containers, compared to approximately 0.94 million TEUs in the same period of 2024. During the first seven months of 2025, Port Balboa handled approximately 1.54 million TEUs of containers, compared to approximately 1.47 million TEUs in the same period of 2024. During the first seven months of 2025, the Port of Cristobal handled approximately 0.8 million TEUs of containers, compared to approximately 0.66 TEUs in in the same period of 2024.

Banking

Collectively, BNP and Caja de Ahorros had approximately 15.3% of deposits and 14.8% of assets in the national banking system as of June 30, 2025. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of September 18, 2025, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

On October 4, 2024, the Panama Canal Authority (the “PCA”) signed an agreement to become a Maritime Sustainability Ambassador for the Maersk Mc-Kinney Moller Center, a global center for research and development of technologies to decarbonize the maritime industry. This alliance complements the environmental sustainability actions carried out by the Panama Canal.

For the 2024-2025 Panama Canal cruise season, which began on October 7, 2024 225 ships are expected to transit the canal.

In November 2024, the PCA received the first of a new fleet of ten tugboats. The tugboat “Isla Barro Colorado,” measuring 28.90 meters in length and 14 meters in width, combines cutting-edge technology and innovative design. Its water propulsion system is equipped with 445kW batteries, significantly reducing the Canal’s emissions and aligning with its environmental sustainability goals. This new tugboat was incorporated into Canal operations in mid-2025.

On December 18, 2024, the PCA made direct contributions to the National Treasury of U.S.$2,470,785,187.98 for fiscal year 2024. These direct contributions consisted of surplus funds, tolls per transit tons, and payments for services provided by the state to the PCA.

On December 31, 2024, the PCA celebrated the 25th anniversary of the transfer of the waterway to Panamanian hands with a formal ceremony that reaffirmed Panama’s commitment to the safety, efficiency, and global relevance of the Panama Canal.

On December 21, 2024, President-elect Trump issued a threat against the Panamanian control of the Panama Canal through the social network Truth Social. In his message, he indicated that the Canal was controlled by China and that its transit fees are exorbitant. On December 22, 2024, President Mulino issued a response to President-elect Donald Trump’s statements, indicating that the 1977 Torrijos-Carter Treaties agreed to the dissolution of the former Canal Zone, which terminated on December 31, 1999. The Treaties recognize Panamanian sovereignty and the complete surrender of the Panama Canal, and establish the permanent neutrality of the Canal, guaranteeing its open and safe operation for all nations. In addition, the Canal is not controlled, directly or indirectly, by China, the European Community, the United States or any other power.

On January 7, 2025, President-elect Trump asserted in a news conference that he could not rule out the use of military force to gain control of the Canal. In response to President Trump’s statements, on January 27, 2025, the Panamanian Foreign Minister, Javier Martínez-Acha, reiterated President Mulino’s position that the sovereignty of the Panama Canal is non-negotiable.

On January 20, 2025, President Trump was inaugurated. In his inauguration speech, President Trump again stated that the United States would take back the Panama Canal. President Mulino not only asserted once again Panama’s sovereignty over the Canal, but Panama also submitted a letter to the Security Council emphasizing the need to refrain “the threat or use of force against the territorial integrity or political independence of any state” from the UN Charter.

On February 2, 2025, U.S. Secretary of State Marco Rubio visited President Mulino to address regional and global challenges, including the Canal. Secretary Rubio emphasized that President Trump made a preliminary determination that the influence of the Chinese Communist Party over the Canal represents a violation of the “Neutrality Treaty.” Secretary Rubio stated that absent immediate changes, the United States would need to take measures to protect its rights under the treaty. Secretary Rubio further discussed U.S.-Panama collaboration in the repatriation program that reduced illegal immigration through the Darien Gap and the climate for U.S. investment in Panama. Secretary Rubio also met with the current administrator of the Canal, Ricaurte Vásquez Morales, to discuss the secure and efficient operation of the Canal.

As a result of the meeting between President Mulino and Secretary Rubio, Panama has committed not to renew a memorandum of understanding with China in connection with China’s Belt and Road initiative which was originally entered into on November 17, 2017. Technical staff of the Panama Canal Authority will meet with U.S. government representatives to address questions they may have about the operations of the Canal. Both President Mulino and Secretary Rubio emphasized the importance of continued dialogue. Additionally, the Republic intends to expand its memorandum of understanding with the U.S. regarding assistance in illegal immigration previously entered on July 1, 2024.

On February 5, 2025, the U.S. State Department published on X (formerly known as Twitter) that the Government of Panama had agreed to no longer charge tolls to U.S. government ships transiting through the Panama Canal. The same day, the PCA issued a statement denying the claim, stating that no such changes to tolls had been made and emphasizing the PCA’s willingness to engage in dialogue with the relevant U.S. officials regarding the transit of U.S. warships.

On February 20, 2025, the PCA and the United States Southern Command (USSOUTHCOM) signed a Cyber Cooperation Agreement with the aim of strengthening digital security and ensuring the operational continuity of critical infrastructure in the face of emerging cyber threats. This agreement facilitates the exchange of knowledge and best practices, building on a long history of collaboration between the two entities. This effort strengthens the existing collaboration between the Panama Canal and the Cybersecurity and Infrastructure Security Agency of the U.S. Department of Homeland Security.

On February 21, 2025, the Hoegh Aurora, the world’s largest car carrier, transited the Panama Canal. The Hoegh Aurora has a length of 199.9 meters and a beam of 37.5 meters, as well as a cargo capacity of 9,100 Car Equivalent Units, or CEU.

On March 25, 2025, the PCA announced the launch of the “NetZero Slot” initiative, through which transit spaces will be reserved for low-carbon vessels, with the aim of meeting the PCA’s goal of achieving net zero emissions by 2050. On October 5, 2025, the first phase of the NetZero Slot initiative will begin with a weekly slot for Neopanamax vessels. This first phase will recognize ships equipped with dual-fuel engines that use, at a minimum, fuel with a carbon intensity of less than 75 grams of CO2(e) per megajoule of energy produced, from extraction to combustion. The vessel selected for the NetZero Slot will be eligible for: (i) choice of transit date within the week offered, (ii) a guaranteed transit time of 24 hours, and (iii) just-in-time service, which allows vessels to arrive at the Panama Canal closer to their scheduled transit time.

On April 2, 2025, APM Terminals, an independent division of Danish shipping company A.P. Moller - Maersk, announced the acquisition of the Panama Canal Railway Company (the “PCRC”) from Canadian Pacific Kansas City Limited and Lanco Group/MI-Jack. The PCRC operates a concession for the 76-kilometer railway line adjacent to the Panama Canal. In 2024, this trans-isthmus railway generated revenues of U.S.$77 million and profits (EBITDA) of U.S.$36 million. On December 14, 2024, the Maritime Authority of Panama announced the impending launch of a criminal investigation by the Public Prosecutor’s Office in connection with the extension of the PCRC’s railway concession granted on February 9, 2023.

On April 3, 2025, executives from the PCA and the U.S. Grains Council met to discuss the renewal of their Memorandum of Understanding and to plan an annual meeting in Panama City in 2026 to address details regarding the importance of the Panama Canal for global grain and ethanol trade. The U.S. Grains Council is an organization that develops export markets for barley, corn, and other products produced in the United States. Grains are a very important segment for the Panama Canal, considering that during fiscal year 2024, 1,278 bulk carriers transporting grain transited the Canal.

On April 8, 2025, the administrator of the Panama Canal welcomed U.S. Secretary of Defense Pete Hegseth, who visited the Miraflores locks. Secretary Hegseth observed and was briefed on the Panama Canal’s operations. During fiscal year 2024, 52% of transits through the Canal registered ports of origin or destination in the United States, and 76% of the cargo that transited through the Canal had the United States as its origin or destination.

On April 9, 2025, the PCA signed a joint declaration on security with the U.S. Secretary of Defense, reiterating respect for and recognition of Panamanian sovereignty over the Panama Canal, as established by the Treaty of Neutrality and the legal framework governing its operation, including the chapter of the Panama Constitution governing the Canal and the Organic Law of the Canal.

On May 21, 2025, the U.S. Ambassador to Panama, Kevin Marino Cabrera, along with the defense attaché, Daniel Bethancourt, and the economic attaché, April Cohen, visited the Panama Canal. The delegation observed the operation of the Neopanamax locks and held a technical discussion on the Canal’s operational capacity, its role in global logistics, and the strategic challenges it faces.

On June 5, 2025, the PCA and the Ministry of Public Works signed a cooperation agreement for the implementation and development of special inspection and engineering services for the Las Américas and Centenario bridges, with the aim of verifying the substructures and superstructures of both roads. For the Panama Canal, maintenance is an ongoing issue, so the PCA is looking into the possibility of cooperating with the Ministry of Public Works on other infrastructure that affects Canal operations.

On June 11, 2025, the Secretary of State of Spain, Susana Sumelzo, visited the Panama Canal with the aim of strengthening cooperation and learning about its operations. Spain ranks among the top 15 users of the Panama Canal in terms of cargo volume, highlighting the strategic importance of this visit as part of efforts to continue strengthening bilateral relations and mutual understanding in logistics and trade.

On June 13, 2025, the Panama Canal Authority filed a rejoinder to the fifth and final arbitration award against the GUPCSA Consortium and its shareholders, in the so-called disruption arbitration. The fifth arbitration will have its first hearing on the merits from January 19 to February 6, 2026, and the second hearing is scheduled from March 9 to March 31, 2026, with the possibility of an extension until April 3, 2026.

On June 18, 2025, the Portuguese Ambassador to Panama, Paulo Chaves, visited the Panama Canal as part of an institutional outreach aimed at strengthening bilateral cooperation and sharing technical expertise on the Canal.

On June 25, 2025, the new members of the PCA Board of Directors, Domingo Latorraca Millán, Diego Herrera Dutari, and Jorge Enrique Vallarino Miranda took office. The PCA’s Board of Directors is composed of eleven directors. Nine are appointed by the Executive Branch and ratified by the National Assembly. The Legislative Branch appoints one director, and the President of the Republic appoints one director who has the status of Minister for Canal Affairs and who chairs the Board. According to the Organic Law of the Panama Canal, the Board of Directors is responsible for setting policies for the operation, improvement, and modernization of the Canal, as well as supervising its administration, in accordance with the Constitution, this Law, and the regulations.

On June 26, 2025, the Panama Canal celebrated the ninth anniversary of its expansion, recording an upturn in transits and tonnage moved during the first eight months of fiscal year 2025. From October 2024 to May 2025, there was a 30% increase in the daily average number of transits, as well as a 22% increase in tonnage, with 326 million PC/UMS (Panama Canal/ Universal Vessel Measurement System) tons transported.

On July 8, 2025, the PCA presented its plans for logistics development and diversification on the east and west banks of the Canal. Among the plans under consideration are the development of terminals on the Atlantic and Pacific coasts, the expansion of the logistics corridor, and an energy corridor or gas pipeline between both sides of the Canal for the transport of liquefied petroleum gas.

On July 10, 2025, the PCA added two new tugboats to enhance the Canal’s operational efficiency. The tugboats, named “Isla Carenero” and “Isla Parida,” each have a length of 27 meters and a beam of 12 meters and belong to the Z-Tech 6000 model, internationally recognized for its energy efficiency, high operational performance, and responsiveness. The Canal first introduced Z-Tech tugboats in 2007 as part of its fleet modernization plan, and with this new addition, it reaffirmed its goal to remain at the forefront of technology to optimize resources and transit times.

On July 22, 2025, an official delegation from the Japanese Embassy in Panama, led by Japan’s Deputy Minister for Foreign Affairs, Arfiya Eri, visited the Panama Canal Administration Building. The visitors toured the facilities and held discussions on topics of mutual interest, including bilateral cooperation, maritime trade, and sustainability.

On July 25, 2025, the Ambassador of the People’s Republic of China, Xu Xueyuan, visited the Panama Canal Administration Building. The Administrator and Deputy Administrator of the PCA welcomed the diplomatic representatives and held a cordial dialogue on topics of mutual interest, including cooperation in maritime trade, technological innovation, and sustainability.

On July 30, 2025, the Ambassador of the Republic of Indonesia, Hendra Halim, visited the Panama Canal Administration Building, where he held talks with the Canal Administrator, focusing on strengthening cooperation ties, knowledge exchange, and mutual interest in strategic issues.

On July 30, 2025, President Mulino held a meeting with the PCA’s Board of Directors and administration to discuss the Canal’s plans and main investment projects for the next decade, including the Rio Indio lake and the strategy for the development of port and logistics investments on both sides of the Canal.

During the seventh-month period ended July 31, 2025 vessel traffic through the Panama Canal increased by 23.2%, compared to the same period in 2024. During the six-month period ended July 31, 2025, the Panama Canal collected U.S.$2,364.6 million in toll revenue, an increase of 30.3% compared to U.S.$1,814.1 million in the same period in 2024.

During the first 11 months of the Panama Canal’s 2024-2025 fiscal year (which ends September 30, 2025), 11,019 vessels transited the Panama Canal, of which 72.4% were Panamax size and 27.6% were Neopanamax size.

On August 19, 2025, the Panama Canal received a courtesy visit from the United Kingdom’s ambassador to Panama, Greg Houston. The visit provided an opportunity to exchange views on topics of mutual interest and strengthen cooperation ties between the United Kingdom and the Panama Canal, reaffirming both parties’ commitment to sustainable development, innovation, and global connectivity.

On August 29, 2025, the Panama Canal Authority signed a Memorandum of Understanding with the Ministry of Ports and Airports of the Federative Republic of Brazil, with the aim of establishing a cooperation alliance focused on the exchange of information and experiences in port management, maritime and river transport logistics, as well as the transfer of knowledge about the operation of the Panama Canal and the opportunities it offers for foreign trade.

On September 3, 2025, during his visit to Japan, President Mulino, announced the start of the process for the development of a gas pipeline that will form part of the new energy corridor of the interoceanic route. The Panama Canal Board of Directors granted its authorization to begin the concessionaire selection process, which will be launched soon in Panama. Prequalification of interested parties will begin in 2025, while the final stage of concessionaire selection is expected to be completed in the fourth quarter of 2026. The gas pipeline represents one of the largest investments in the history of the Canal, generating an average of more than 6,500 jobs annually during the construction phase and nearly 9,600 during the operational phase. The gas pipeline is part of the Panama Canal Authority’s revenue diversification strategy, with estimated average annual revenues for the State of approximately US$160 million during construction and more than US$1.5 billion during operation.

On September 12, 2025, the Panama Canal announced the launch of NetZero Slot, a new category in the transit reservation system aimed at encouraging the decarbonization of maritime transport. The first competition to award this slot will take place on October 3, 2025, and it can be used during the transit week of November 2-8, 2025.

On September 18, 2025, the Panama Canal began the process of selecting a concessionaire for the gas pipeline, which will form part of the new energy corridor of the interoceanic route, with an initial approach to the market at an event held in Panama City, attended by more than 45 representatives of energy companies from around the world. During this initial market approach phase, the Panama Canal seeks to obtain important feedback from potential concessionaires regarding the structure, roles, and concession models. The concessionaire is expected to be selected in the fourth quarter of 2026.

On September 18, 2025, César Pinzón, director of the Panama Metro, announced that the tunnel boring machine for Line 3 of the Panama Metro had crossed the Panama Canal shipping channel at a depth of 65 meters below sea level, marking a historic milestone.

On September 24, 2025, the Budget Committee of the National Assembly of Deputies approved the Panama Canal’s budget proposal for fiscal year 2026, covering the period from October 1, 2025, to September 30, 2026, in the amount of U.S.$5,207.2 million.

Water Conservation and Management

On October 23, 2024, the PCA launched the 2024-2025 Flood Control Season, a plan that is implemented annually during the months of highest rainfall in the Panama Canal Watershed, with the purpose of preventing any situation that could put surrounding communities, workers, or canal infrastructure at risk. To date, the water levels available in the Gatún and Alhajuela reservoirs have matched the levels of fiscal year 2022, when the Gatún reservoir reached its highest historical water level as a result of the La Niña event.

On November 29, 2024, the PCA reported that the Gatún Reservoir was close to reaching its maximum water storage capacity.

On February 21, 2025, the Panama Canal Board of Directors approved, through Resolution No. ACP-JD-RM 25-1542, the necessary resources within the investment budget for the construction of a new reservoir lake in the middle section of the Rio Indio basin, as part of the Water Projects Program. This project is part of the comprehensive solution to Panama’s water scarcity problem, as it increases water storage capacity and prepares for future droughts such as the one experienced in 2023-2024. The project is expected to take approximately six years to complete and is expected to be one of Panama’s most important public investments of the decade.

Over the past 30 years, the PCA has evaluated more than 28 alternatives to ensure future water availability. The creation of the Río Indio lake is considered to be the most efficient and reliable solution. The water consumed by more than 2 million people living in the provinces of Panama, Panama Oeste, and Colón comes from the Gatún and Alajuela lakes, created in 1913 and 1935, respectively. With an operating level between 40 and 80 meters above sea level, the lake will take advantage of the natural elevation of the area to transport water by gravity, without the need for pumping, to Gatún Lake through a 9-kilometer-long tunnel with a diameter of 5 meters.

On February 23, 2025, the Deputy Administrator of the Panama Canal met with residents of the Rio Indio basin to inform them about the process for compensating and indemnifying residents affected by the project. The Deputy Administrator explained that the next 12 to 18 months would be dedicated to the joint construction of the plan, so there would be no immediate pressure to begin actions related to resettlement, taking into account that the work is planned to start in 2027. Residents expressed their concerns regarding compensation, respect for their rights, the value that will be assigned to their properties, and the ways in which the resettlement will be carried out.

The Panama Canal Water Projects Office announced that the Rio Indio lake is expected to store a volume of water similar to that stored by Gatún Lake. The Rio Indio lake project involves the construction of a roller-compacted concrete dam, with operating levels ranging from 40 to 80 meters above sea level, and also includes a 9-kilometer tunnel with a diameter of 5 meters that will allow water to be transported by gravity directly to the Gatún Lake, without the need for pumping or electricity consumption. During the construction phase of this project, which will involve a projected investment of U.S.$1.5 billion, the PCA estimates that between 1,000 and 1,500 direct jobs will be created, in addition to thousands of indirect jobs that will boost sectors such as commerce, transportation, food, accommodation, construction, and services.

On July 7, 2025, the PCA announced the launch of sustainable development projects in the Rio Indio basin. The projects announced included a comprehensive solid waste management program, improvements to the rural aqueduct, and sanitation solutions. These initiatives seek to improve the quality of life of residents and protect water sources key for the sustainability of the Canal.

On July 25, 2025, the PCA announced that as part of the actions required for the Río Indio lake project, it had begun updating the environmental baseline, an exercise that will provide key information for the preparation phase of the Category III Environmental Impact Assessment to be undertaken in compliance with national and international regulations. The environmental baseline update is expected to be carried out over a period of two years, aiming to develop a robust and comprehensive scientific analysis of the ecosystems and habitats existing in the project’s area of influence, accompanied by timely citizen participation, which will allow for the establishment of measures for prevention, control, mitigation, monitoring, and adaptation to climate change.

On August 15, 2025, the Panama Canal celebrated 111 years of operations. Over the past 25 years under Panamanian administration, the interoceanic waterway has contributed U.S.$28.266 billion in direct contributions to the National Treasury. In addition, it has contributed U.S.$15 billion in investments in capital projects, operational maintenance, and watershed management.

On August 19, 2025, the Cabinet Council approved the Panama Canal’s budget for fiscal year 2026 (covering October 1, 2025 to September 30, 2026) for a total of U.S.$5,207.2 million. The PCA projects that for fiscal year 2026 it will make a direct payment to the National Treasury of U.S.$3.2 billion, representing an increase of U.S.$404.3 million (14.5%) compared to the approved budget for fiscal year 2025. In addition, it is estimated that U.S.$291.1 million will be paid to other state entities in the form of income tax, social security, educational insurance, and employer-employee contributions. The Cabinet Council also approved a resolution declaring Lake Río Indio a project of public interest, thereby accelerating the requirement that all state institutions actively collaborate in the orderly development of the project and address the needs of the community to ensure more efficient and coordinated support.

On September 2, 2025, the Panama Canal and the Technological University of Panama (UTP) ratified a framework cooperation agreement to reinforce the technical viability of the Lago Río Indio project. The project opens up opportunities for participation by UTP students and faculty, integrating academia into a process of high social, environmental, and engineering relevance.

The Fourth Bridge over the Panama Canal

On December 7, 2024, the Panama Fourth Bridge Consortium completed the first permanent concrete pour in the East Viaduct, in the La Boca area, on the shallow foundations of the fourth bridge over the Canal. These foundations are reinforced with 24 anchor bars at a depth of more than 12 meters and a zapara-type design that includes more than 400 cubic meters of high-strength concrete, built to the highest standards of engineering and sustainability and designed for a service life of more than 100 years.

On December 12, 2024, the Minister of Public Works announced that construction had begun on the main tower on the east side of the fourth bridge, which is expected to be completed by the end of 2028. The first tower, Tower H, will support the cables that will hold up the cable-stayed bridge. It is being built on the northern side of the bridge, on dry land in La Arenera, La Boca, Ancón district, while work continues on the marine fill of more than 110,000 cubic meters on the southern side. The other tower will be located on the west side of the project, in Veracruz. The Minister stated that 17%, or approximately U.S.$233.3 million, of the project’s budget of U.S.$1.3 billion had been executed.

On May 22, 2025, the Minister of Public Works announced that work on the fourth bridge over the Canal had resumed at 100% capacity after protests against social security reforms had caused workers to suspend their work, leading to delays.

On June 9, 2025, President Mulino toured the construction site of the fourth bridge over the Panama Canal, where he received a report on the various construction sites involved in the project. The project is expected to generate 1,077 direct jobs in the current phase, with that number expected to increase to 3,000 jobs during the busiest stage of construction.

On July 1, 2025, the Minister of Public Works reported that the fourth bridge over the Canal was 21% complete. The Minister also announced that the fourth bridge would have a permanent toll. The toll level has not yet been determined and will depend on technical studies that are currently underway.

The Colón Free Zone

During the six-month period ended June 30, 2025, imports to the CFZ were preliminarily estimated at U.S.$5.7 billion, a decrease from U.S.$6.4 billion during the six-month period ended June 30, 2024. In comparison, during the six-month period ended June 30, 2025, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$6.82 billion, an increase from U.S.$6.81 billion during the six-month period ended June 30, 2024.

During the six-month period ended June 30, 2025, re-exports to the CFZ were preliminarily estimated at U.S.$5.4 billion, a decrease from U.S.$5.6 billion during the six-month period ended June 30, 2024. In comparison, during the six-month period ended June 30, 2025, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$0.7 billion, an increase from U.S.$0.5 billion during the six-month period ended June 30, 2024, mainly due to the export of copper concentrate by First Quantum Minerals Ltd., which began again in June 2025 as part of the Government-approved Preservation and Safe Management Plan of the Cobre Panama mine.

On July 11, 2025, the CFZ announced the implementation of a new Shopping Tourism Visa category, designed to encourage visits from tourists and potential buyers and promote sales and commercial activity in the CFZ. The new Shopping Tourism Visas are expected to be processed within fifteen days, thanks to an efficient technological platform supported by the CFZ.

On July 15, 2025, the CFZ inaugurated its Ventanilla Única, a centralized platform that will allow the more than 2,600 CFZ users to carry out commercial procedures, including permits and payments, in one place, reducing time and costs. This project aims to modernize and bring greater transparency to processes within the CFZ. Institutions such as Customs, the National Bank, and the Ministry of Health, are participating, and a digital platform is planned to align the system with international trade facilitation standards.

Employment and Labor

SIACAP

Since its inception in July 2000 through July 31, 2025, the Savings and Pension Capitalization System for Public Servants (Sistema de Ahorro y Capitalización de Pensiones de los Servidores Públicos, or “SIACAP”) has managed approximately U.S.$2.2 billion in participant contributions and revenues, a 10.0% increase from the U.S.$2.0 billion in aggregate contributions and revenues administered as of July 31, 2024.

As of July 31, 2025, SIACAP had 600,024 participants, reflecting a 3.0% increase from the 582,781 participants registered as of July 31, 2024. As of July 31, 2025, SIACAP carried a balance of U.S.$975.3 million under management in participant contributions, representing a 5.8% increase from U.S.$922.1 million as of July 31, 2024.

CSS Reform

On March 18, 2025, President Mulino enacted Law No. 462, reforming Panama’s Social Security system. The law replaces the former social security scheme, based on intergenerational solidarity, where active workers’ contributions financed current retirees, with an individual capitalization system in which each worker accumulates savings in a personal account to fund his or her own pension. While the reform makes the system primarily individual, it also establishes a solidarity component that guarantees a minimum monthly pension of $144.

Beginning March 18, 2025, employers will pay a contribution equivalent to 13.25% of their employees’ salaries, and from March 1, 2027, to February 28, 2029, the contribution will be equivalent to 14.25% of their employees’ salaries. The contribution paid by self-employed workers will be equivalent to 9.36% of their taxable income to cover benefits under the IVM system, and 8.5% of their taxable income for voluntary contributions to cover illness and maternity risks. Likewise, the Government will provide a $20.5 million annual subsidy to offset fluctuations or decreases in interest rates held by the CSS in bonds or other securities, in addition to a $25 million annual contribution to the Sickness and Maternity Risk Fund. To cover the current deficit, the Government will contribute $966 million annually, which will be adjusted annually based on an actuarial analysis.

Public Finance

Central Government Budget

For the six-month period ended June 30, 2025, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$2.0 billion (2.2% of nominal GDP), a decrease of 35.5% compared to a deficit of approximately U.S.$3.0 billion (3.5% of nominal GDP) for the same period in 2024, in part due to an 8.2% increase in the Central Government’s current revenues.

For the six-month period ended June 30, 2025, the Central Government’s overall balance registered a deficit of approximately U.S.$3.2 billion (3.5% of nominal GDP), a decrease of 14.1% compared to a deficit of approximately U.S.$3.7 billion (4.3% of nominal GDP) for the same period in 2024, in part due to a 7.9% increase in current revenues. The increase in current revenues was influenced in part by increased direct tax revenues (mainly as a result of higher income tax, payroll tax and corporate tax collections as well as higher property tax and capital gains tax collections) and by an increase in non-tax revenues (mainly as a result of 26.7% growth in the Panama Canal’s tolls and services due to increased cargo passage and as a result of increased revenue from profits and contributions received from state-owned companies, such as the Tocumen International Airport and the National Lottery).

On July 30, 2025, the Minister of Economy and Finance presented to the National Assembly a bill proposing the General State Budget for fiscal year 2026. The proposed 2026 budget amounts to U.S.$34,901 million (excluding transfers between entities), which represents an increase of U.S.$4,181 million from the modified 2025 budget, and assumed nominal GDP growth of 5.0% and inflation of 1.0% for 2026.

Taxation

For the six-month period ended June 30, 2025, preliminary figures indicate that approximately 81.0% of the Central Government’s current revenues came from various forms of taxation. For the six-month period ended June 30, 2025, Central Government tax revenues were U.S.$3.3 billion, an increase of 6.3% from U.S.$3.1 billion in tax revenues for the same period in 2024. For the six-month period ended June 30, 2025, approximately 60.5% of tax revenues were from direct taxes, compared to 57.7% of tax revenues for the same period in 2024. For the six-month period ended June 30, 2025, direct tax revenues were U.S.$2.0 billion, an 11.4% increase from U.S.$1.8 billion for the same period in 2024, primarily due to an increase in income tax.

Revenues and Expenditures

For the six-month period ended June 30, 2025, the Central Government’s total revenues were approximately U.S.$4.0 billion, a 7.9% increase compared to approximately U.S.$3.7 billion for the same period in 2024. For the six-month period ended June 30, 2025, capital expenditures were approximately U.S.$1.3 billion, a 28.2% decrease compared to approximately U.S.$1.9 billion for the same period in 2024. For the six-month period ended June 30, 2025, the Central Government’s current savings registered a deficit of approximately U.S.$1.81 billion, a 0.6% increase compared to a deficit of approximately U.S.$1.80 billion for the same period in 2024, mainly due to a 15.1% increase in payments of interest on debt and a 7.7% increase in transfers.

For the six-month period ended June 30, 2025, the non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$6.8 billion, a 7.8% increase compared to approximately U.S.$6.3 billion for the same period in 2024, in part due to a 8.2% increase in the Central Government’s current revenues. For the six-month period ended June 30, 2025, current savings for the non-financial public sector registered a deficit of approximately U.S.$0.4 billion, a 50.5% decrease in the deficit compared to a deficit of approximately U.S.$0.7 billion for the same period in 2024, mainly due to a 6.8% decrease in the Central Government’s current expenditures.

International Reserves

As of June 30, 2025, BNP’s foreign assets amounted to U.S.$2.4 billion, a decrease of 16.2% compared to U.S.$2.9 billion as of June 30, 2024, mainly due to a 15.1% decrease in foreign term deposits.

Financial System

The Banking Sector

As of July 31, 2025, 2 state-owned banks, 38 private sector general license banks, 13 international license banks and 9 representative offices constituted the banking sector. Of the 38 private sector general license banks, 12 were incorporated in Panama and the rest abroad.

As of June 30, 2025, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$18.7 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$14.2 billion in assets. Two of the other largest banks, based on assets, are BAC International Bank Inc. and Banco Latinoamericano de Comercio Exterior, S.A. (BLADEX). The largest international license banks, based on assets, are Bancolombia (Panama), S.A., GNB Sudameris Bank, S.A. and Popular Bank Ltd., Inc.

As of July 31, 2025, total assets of the banking sector were approximately U.S.$157.8 billion, 6.7% more than approximately U.S.$147.9 billion as of July 31, 2024. As of July 31, 2025, deposits in the banking sector were approximately U.S.$113.1 billion, 7.5% higher than approximately U.S.$105.3 billion as of July 31, 2024.

As of July 31, 2025, the liquidity of the banking sector reached 54.8% of total assets. As of July 31 2025, the capital adequacy ratio across the banking sector was 15.7%.

As of July 31, 2025, the balance of the local banking sector credit portfolio was approximately U.S.$64.6 billion, 2.8% higher than as of July 31, 2024.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 95 branches and 470 ATMs throughout Panama as of June 30, 2025. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of June 30, 2025, were U.S.$14.2 billion, its bank deposits were U.S.$2.4 billion, and its net loans were U.S.$7.6 billion.

As of June 30, 2025, BNP’s capital and reserves represented 63.8% of its bank deposits and 10.6% of its total assets. BNP generated net income of U.S.$131.1 million during the six-month period ended June 30, 2025, compared to net income of U.S.$189.9 million for the same period in 2024. The decrease is largely due to a contraction in rates in international markets, which impacted returns on BNP’s investment portfolio and term deposits.

On August 6, 2024, Cabinet Decree No. 33 authorized the Ministry of Economy and Finance to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to U.S.$3,000,000,000 to meet the Government’s seasonal liquidity needs. In compliance with Article 3 of Cabinet Decree No. 33, on September 12, 2024, the Ministry of Economy and Finance entered into a loan agreement to borrow up to U.S.$500,000,000 from BNP to finance a portion of the liquidity needs of the General Budget of the State. On September 23, 2024, U.S.$500.0 million were disbursed under the BNP Loan. The loan had an interest rate of 5.175% per annum and matured on September 11, 2025. On December 30, 2024, U.S.$200.0 million were disbursed under the BNP Loan. The loan had an interest rate of three-month SOFR plus 1.35% per annum and was repaid on March 31, 2025.

On February 4, 2025, Cabinet Decree No. 5 authorized the Ministry of Economy and Finance to enter into a credit facility for an amount of up to U.S.$500.0 million. The credit facility has a fixed interest rate of 4.65% per annum and matures on December 31, 2025. On February 20, 2025, U.S.$500.0 million were disbursed under the BNP credit facility. On April 24, 2025, U.S.$200.0 million were disbursed under Cabinet Decree No. 33 authorization and repaid on July 23, 2025.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 61 branches and 319 ATMs throughout Panama as of June 30, 2025. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of July 31, 2025, amounted to U.S.$6.8 billion (a 4.2% increase from July 31, 2024) and total deposits amounted to U.S.$5.5 billion (a 3.0% increase from July 31, 2024). Total net loans held by Caja de Ahorros as of July 31, 2025, amounted to U.S.$4.7 billion (a 3.2% increase from July 31, 2024), and its bank deposits were U.S.$524.0 million as of July 31, 2025 (a 5.3% decrease from July 31, 2024). Caja de Ahorros had net income of U.S.$22.2 million as of July 31, 2025, compared to net income of U.S.$27.0 million as of July 31, 2024.

Other Public Sector Institutions. Panama created Banco de Desarrollo Agropecuario (“BDA”) to provide a source of financing for agricultural development. During the seven-month period ended July 31, 2025, BDA had U.S.$226.3 million in net loans, U.S.$484.1 million in total assets, and a net loss of U.S.$6.3 million.

Banco Hipotecario Nacional (“BHN”) was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. During the six-month period ended June 30, 2025, BHN’s net loan portfolio was U.S.$99.0 million and its total assets amounted to U.S.$335.1 million. During the six-month period ended June 30, 2025, BHN had a net loss of U.S.$1.6 million.

Private Sector Banking Institutions

As of July 31, 2025, total assets of the private banking sector were approximately U.S.$120.3 billion, approximately 8.5% higher than U.S.$110.9 billion as of July 31, 2024. Total net loans of the private banking sector as of July 31, 2025, were U.S.$77.7 billion (a 6.8% increase compared to total net loans as of July 31, 2024). As of July 31, 2025, deposits in the private banking sector were U.S.$83.5 billion, approximately 9.0% higher than U.S.$76.5 billion as of July 31, 2024.

Other Financial System Components

While La Bolsa Latinoamericana de Valores (also known as Latinex) has experienced considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$4.1 billion during the seven-month period ended July 31, 2025, Latinex remains a small portion of the financial services sector. Equity trades represented 20% of trading volume during the seven-month period ended July 31, 2025. During the seven-month period ended July 31, 2025, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$712.0 million.

Interest Rates. During the seven-month period ended July 31, 2025, the average interest rate paid by Panamanian banks for one-year deposits was 4.96%, while the interest rate charged for personal credit transactions averaged 8.88%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 3.92% during the seven-month period ended July 31, 2025.

Insurance. As of July 31, 2025, there were 22 insurance companies and 3,411 insurance brokerages in Panama. The 3,411 brokerages consisted of 2,846 individual brokers, 378 brokerage companies and 187 operating under temporary licenses. The registered assets of insurance companies as of June 30, 2025, totaled U.S.$4.5 billion.

Financial Services.

A small non-deposit-taking financial services industry provides  leasing, consumer durables financing and other small-scale lending. As of August 31, 2025, there were 204 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the five-month period ended May 31, 2025, Panama’s exports of goods (“FOB”), excluding the CFZ, recorded a preliminary total of U.S.$438.7 million, an increase of 14.6% compared to U.S.$382.8 million in the same period of 2024. This growth was mainly driven by higher agricultural exports, particularly increased shipments of bananas and coffee to European and North American markets, which boosted the sector’s overall performance.

In the five-month period ended May 31, 2025, Panama’s imports of goods (“CIF”), excluding the CFZ, recorded a total of U.S.$5.71 billion, an increase of 0.38% compared to U.S.$5.68 billion in the same period of 2024, particularly influenced by higher imports of non-durable items, semi-durables, and household products, reflecting stronger domestic consumption and restocking by retailers.

In the five-month period ended May 31, 2025, banana and pineapple exports recorded a preliminary total of U.S.$58.0 million, an increase of 4.2% compared to U.S.$55.7 million in the same period of 2024, due to higher banana exports.

In the five-month period ended May 31, 2025, shrimp exports recorded a preliminary total of U.S.$52.2 million, a 46.6 % increase from U.S.$35.6 million in the same period of 2024, due in part to the reopening of the shrimp fishing season after the first closed season, which ran from February 1, 2024 to April 11, 2024 to allow shrimp populations to grow.

In the five-month period ended May 31, 2025, exports of fish, including fresh and frozen fish filets, recorded a preliminary total of U.S.$38.1 million, a 47.7% increase from U.S.$25.8 million in the same period of 2024. Panama’s Aquatic Resources Authority (“ARAP”) highlighted that the increases in exports for 2025 indicate that seafood products continue to be of strong interest in international markets such as Asia and the United States, and that government policies, along with improvements in traceability and fishing transparency, have boosted the export sector.

In the five-month period ended May 31, 2025, fishmeal and fish oil exports recorded a preliminary total of U.S.$13.5 million, a 13.7% decrease from U.S.$13.7 million in the same period of 2024.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) in the first quarter of 2025 totaled U.S.$526.0 million, a decrease of U.S.$557.0 million or 61.7% from U.S.$1,083.0 million in the first quarter of 2024. In the first quarter of 2025, reinvested earnings were the source of U.S.$356.6 million of FDI, U.S.$5.0 million of FDI came from purchases of shares of domestic companies by non-resident investors, and the remaining U.S.$164.4 million of FDI was from other capital. Of gross FDI, U.S.$123.4 million corresponded to capital invested in the CFZ in 2025.

Balance of Payments

In the first quarter of 2025, Panama registered an estimated overall deficit of U.S.$1,635.5 million, compared to an overall surplus of U.S.$1,555.6 million in the fourth quarter of 2024, mainly due to a decrease in the financial account, which was influenced by other investments.

In the first quarter of 2025, the current account balance recorded a surplus of U.S.$174.8 million, an increase of 26,820.9% compared to a current account surplus of U.S.$0.65 million in the first quarter of 2024. This was primarily due to a 12.7% increase in services, which grew to U.S.$4,203.9 million in the first quarter of 2025 compared to U.S.$3,730.0 in the first quarter of 2024, and a 13.3% increase in goods, which improved to U.S.$(2,887.8) in the first quarter of 2025 compared to U.S.$(2,549.8) in the first quarter of 2024.

In the first quarter of 2025, the capital and financial account balance recorded a deficit of U.S.$2,708.7 million, a decrease of 180.6% compared to a capital and financial account surplus of U.S.$3,359.1 million in the first quarter of 2024, mainly due to the decreased value of other investments.

In the first quarter of 2025, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$350.7 million, an increase of 94.6% compared to net inflows of U.S.$979.8 million in the first quarter of 2024. In the first quarter of 2025, foreign portfolio investment recorded net outflows of U.S.$3,000.7 million, compared to net inflows of U.S.$1,334.6 million in the first quarter of 2024. In the first quarter of 2025, other capital recorded net outflows of U.S.$59.1 million, compared to net inflows of U.S.$1,043.8 million in the first quarter of 2024.

Cobre Panamá Audit

On August 16, 2025, Panama’s Ministry of Environment announced the launch of a comprehensive audit of the Cobre Panamá mine project, following a broad public consultation held earlier in the year with over 260 organizations. The audit, to be carried out by SGS Panama Control Services, will assess compliance with environmental, legal, labor, and tax obligations under the project’s Category III Environmental Impact Study. It will review critical areas such as biodiversity, reforestation, water management, waste handling, greenhouse gas emissions, and community relations, while also verifying reports from the construction and operational phases. The initiative aims to ensure transparency, safeguard national interests, and align with international environmental standards, with citizens invited to consult the audit documents on the Ministry’s website in accordance with Panama’s transparency laws and the Escazú Agreement.

Public Debt

As of August 31, 2025, Panama’s public debt totaled U.S.$57,816.0 million, an increase from U.S.$51,998.1 million as of August 31, 2024. As of August 31, 2025, Panama’s internal public debt accounted for 19.0% of total debt (an increase from 16.8% as of August 31, 2024), while external public debt accounted for 81.0% of total debt (a decrease from 83.2% as of August 31, 2024). As of August 31, 2025, the average maturity of the debt portfolio was 12.4 years, with an average duration of 7.7 years. The average maturity of the debt portfolio as of August 31, 2024, was 14.2 years, with an average duration of 8.6 years. During the eight-month period ended August 31, 2025, local secondary market transactions in treasury securities reached U.S.$358.8 million, a decrease from U.S.$402.7 million during the eight-month period ended August 31, 2024.

Internal Debt

During the eight-month period ended August 31, 2025, Panama issued U.S.$1,393.3 million in Treasury Bills. Of this amount, U.S.$1,273.3 million was sold through public auctions, while U.S.$120.0 million was sold in direct placements executed on the same day as the corresponding auction, and using the same debt instrument being auctioned.

MEF initiated a direct placement mechanism following the amendments adopted in Cabinet Decree No. 15 of March 18, 2025, and subsequently in Cabinet Decree No. 12 of April 10, 2025, which authorized the Ministry of Economy and Finance to issue Treasury Bills for the compensation of tax credits, including obligations related to the payment of preferential interest subsidies to financial institutions. This measure expands the traditional use of Treasury Bills beyond liquidity management, allowing them to be used as instruments to meet specific fiscal commitments established by law. Based on this legal framework, the Ministry of Economy and Finance has decided to allocate, effective June 13, 2025, a fixed amount of U.S.$40 million per Treasury Bill auction for the payment of preferential interest subsidies, regardless of the amount actually negotiated in the auction.

On October 25, 2024, Panama issued a third tranche in the amount of U.S.$107,601,000 of its 6.625% Treasury Notes due 2029. On November 22, 2024, Panama issued a fourth tranche in the amount of U.S.$18,708,000 of its 6.625% Treasury Notes due 2029. On February 28, 2025, Panama issued a fifth tranche in the amount of U.S.$76,944,000 of its 6.625% Treasury Notes due 2029. On March 28, 2025, Panama issued a sixth tranche in the amount of U.S.$53,400,000 of its 6.625% Treasury Notes due 2029. On June 27, 2025, Panama issued a seventh tranche in the amount of U.S.$108,008,000 of its 6.625% Treasury Notes due 2029.

BNP

On February 13, 2025, BNP granted the Government, through the Ministry of Economy and Finance, an interim line of credit for up to U.S.$500.0 million for partial financing of the 2025 budget. On February 20, 2025, the interim credit line was disbursed in full.

On February 4, 2025, through Cabinet Decree No. 7, Article 1 of Cabinet Decree No. 33 of August 6, 2024, was amended, authorizing the Ministry of Economy and Finance to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to US$6,000,000,000 to meet the Government’s seasonal liquidity needs. On April 2, 2025, Ministry Resolution 2025-844 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to U.S.$200,000,000 from BNP to partially finance the liquidity needs of the Government’s budget. The loan had an interest rate of three-month SOFR plus 1.35% per annum and matured in three months, with an optional renewal provision. The loan from BNP was disbursed in full on April 24, 2025 and fully repaid on July 23, 2025.

FAP

On August 26, 2025, Cabinet Decree No. 33 authorized the Ministry of Economy and Finance, representing the Republic of Panama, to issue and deliver public debt securities to the Panama Savings Fund (FAP) in order to exchange and cancel the promissory notes previously delivered as payment for contributions, authorized by Cabinet Decree No. 29 of June 4, 2024.

On September 30, 2025, Panama issued to the FAP U.S.$200,000,000 of its 6.400% Definitive Bonds due 2035 and U.S.$496,000,000 of its 3.875% Definitive Bonds due 2028, (together, the “Definitive Bonds”). On the same date, the Ministry of Economy and Finance and the FAP executed an agreement under which the FAP agreed to coordinate resale of the Definitive Bonds with the Ministry of Economy and Finance, and the Ministry of Economy and Finance agreed to register an offer and sale with the U.S. Securities and Exchange Commission. Also on the same date, Panama issued to the FAP U.S.$779,381,000 of its 3.362% PABONTs due 2031 (the “2031 PABONTs”). In exchange for the Definitive Bonds and the 2031 PABONTs, the FAP delivered to MEF for cancellation four promissory notes issued to the FAP on June 12, 2024, and previously delivered to the FAP to fund the Republic’s obligations to the FAP under Law No. 38 of June 5, 2012, as amended.

External Debt

On February 28, 2025, Ministry Resolution 2025-547 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to EUR1,200,000,000 from Bank of America Merrill Lynch to partially finance the liquidity needs of the Government’s budget. The loan has an interest rate of six-month EURIBOR plus 2.11% per annum and matures in 24 months. On March 10, 2025, the loan was disbursed in full.

On March 21, 2025, the Ministry of Economy and Finance entered into a loan agreement to borrow up to EUR1,200,000,000 from Banco Santander S.A. to partially finance the liquidity needs of the Government’s budget. The loan has an interest rate of six-month EURIBOR plus 2.45% per annum and matures in 24 months, on April 1, 2027. On April 1, 2025, the loan was disbursed in full.

On June 26, 2025, the Ministry of Economy and Finance entered into a loan agreement to borrow up to CHF1,000,000,000 from Citibank, N.A. to partially finance the liquidity needs of the Government’s budget and liability management transactions. The loan has a fixed interest rate of 2.39% per annum and matures on June 20, 2028. On July 3, 2025, the loan was disbursed in full.

On July 9, 2025, Ministry Resolution 2025-1968 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to CHF900,000,000 from Banco Bilbao Vizcaya Argentaria S.A. to partially finance the liquidity needs of the Government’s budget. The loan has an interest rate of six-month SARON plus 2.06% per annum and matures in 36 months. On July 18, 2025, the loan was disbursed in full.

On September 10, 2025, the Ministry of Economy and Finance entered into a loan agreement to borrow up to CHF258,000,000 from Citibank, N.A. to partially finance the liquidity needs of the Government’s budget and liability management transactions. The loan has a fixed interest rate of 2.39% per annum and matures on June 20, 2028. On September 12, 2025, the loan was disbursed in full. On June 27, 2025, Ministry Resolution 2025-1858 authorized the Ministry of Economy and Finance to execute a fixed-to-fixed rate cross currency swap to exchange the 2.39% interest payments in the Citibank CHF-denominated loan to 2.67% in USD for the purpose of mitigating the currency risk related to the loan. The termination date for this swap is June 20, 2028.

Estimated Funding Needs During Fiscal Year 2025

Law No. 454 of November 14, 2024, which establishes the General State Budget, anticipates that during fiscal year 2025, Panama’s funding needs will be U.S.$5.3 billion, expected to be funded through budgetary assistance loans, external financing for social investment projects, and local and international capital markets. Of this total anticipated funding need, U.S.$2.8 billion is expected to fund the Central Government’s deficit, U.S.$2.4 billion is expected to fund servicing of public debt, and U.S.$69.4 million is expected to fund financial investments.

IMF Relationship

On August 25, 2025, the IMF Executive Board Concluded the 2024 Article IV Consultation with Panama, addressing issues such as the economic recovery following the closure of the Cobre Panama mine, with projected GDP growth of 4.5% by 2025; moderate inflation following the pandemic; the expenditure reduction plan approved by the cabinet to meet fiscal targets; pension system reform to address structural deficits; the need to safeguard financial stability in a dollarized economy; progress in financial sector supervision and compliance with anti-money laundering and counter-terrorist financing (AML/CFT) legislation; and the importance of improving governance, rural infrastructure, and education to reduce inequality and boost long-term growth.

International Financial Institutions

IADB

On February 12, 2025, Panama signed a loan agreement with the IADB for U.S.$300.0 million to finance the Panama Social Protection Strengthening Support Program.

On April 21, 2025, Panama signed two loans with the IADB: (i) one for U.S.$20.0 million; and (ii) a second for U.S.$18.0 million, both to finance the Comprehensive Electromobility and Public Transport Infrastructure Resilience Project for Panama City.

Other Institutions

On April 9, 2025, the Japan International Cooperation Agency approved an approximately U.S.$1,009.5 million (¥159,496,000,000) loan to help finance the Panama Metro Line 3 Development Project.

Subscriptions

CABEI

On June 20, 2025, Panama paid the fifth installment of its CABEI subscription, in the amount of U.S.$3.2 million. As of April 30, 2025, Panama’s total paid-in capital to CABEI was U.S.$358.4 million.

IMF

As of June 30, 2025, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million.

International Bank for Reconstruction and Development

As of June 24, 2025, Panama’s total paid-in capital to the International Bank for Reconstruction and Development was U.S.$113.8 million.

MIGA

As of June 30, 2025, Panama’s total paid-in capital to MIGA was SDR 2.3 million.

IFC

As of June 30, 2025, Panama’s total paid-in capital to IFC was U.S.$9.9 million.

CAF

On January 21, 2025, Panama paid the sum of U.S.$28.8 million to CAF for 2,031 shares, corresponding to its 2024 quota. As of June 30, 2025, Panama’s total paid-in capital to CAF was U.S.$796.6 million.

IADB

As of June 30, 2025, Panama’s paid-in capital to the IADB was U.S.$793.1 million.

IADB’s Multilateral Investment Funds

On May 20, 2025, Cabinet Decree No. 23 of 2025 authorized Panama’s acceptance, ratification and accession to the Agreement Establishing the IADB’s Multilateral Investment Fund (MIF IV) and approved a contribution of U.S.$5.5 million. As of June 30, 2025, Panama’s total contribution to the IADB’s Multilateral Investment Funds was U.S.$9.0 million.

IIC

On March 18, 2025, Cabinet Decree No. 16 of 2025 authorized Panama to subscribe for 1,000 additional shares in the IIC for an amount of U.S.$21.0 million. On July 8, 2025, Panama paid the first installment of its IIC subscription in the amount of U.S.$3.0 million.

As of June 30, 2025, Panama had 2,176 shares in IIC, corresponding to a total subscription amount of U.S.$17.0 million.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2020 through 2024:

	2020	2021	2022(P)	2023(E)	2024(E)
Economic Data:
GDP (millions, nominal dollars)	$57,060	$67,396	$76,276	$83,318	$86,260
GDP (millions, constant dollars)(2)	$57,037	$66,429	$73,583	$79,028	$81,289
GDP (% change, constant dollars)(2)	(17.8)%	16.5%	10.8%	7.4%	2.9%
Service Sector (% change, constant dollars)(2)(3)	(9.8)%	11.9%	9.9%	5.5%	4.8%
Other (% change, constant dollars)(2)(4)	(3.4)%	6.1%	4.0%	2.2%	3.1%
GDP Per Capita (constant dollars)(2)	$13,331	$15,315	$16,741	$17,748	$18,026
Population (millions)	4.28	4.34	4.40	4.06	n/a
CPI—Period Average (% change)	(1.6)%	1.6%	2.9%	1.5%	0.7%
Unemployment	18.5%	11.3%	9.9%	7.4%	9.5%†
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$9,894	$11,661	$13,282	$14,652	$13,611
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$15,416	$16,006	$16,326	$17,922	$20,027
Overall Surplus (Deficit) (millions)	$(5,522)	$(4,345)	$(3,045)	$(3,271)	$(6,416)
As % of Current GDP	(10.2)%	(6.5)%	(4.0)%	(4.0)%	(7.4)%
Central Government Surplus (Deficit) (millions)	$(4,929)	$(4,496)	$(3,148)	$3,317	$(6,774)
As % of Current GDP	(9.1)%	(6.7)%	(4.1)%	(4.0)%	(7.8)%
Public Debt (at December 31):
Internal Debt (millions)	$7,142	$7,644	$7,421	$7,037	$9,461
External Debt (millions)	$29,817	$32,844	$36,853	$39,988	$44,276
Public Debt (as % of Current GDP)
Internal Debt	12.5%	11.3%	9.7%	8.4%	11.0%
External Debt	52.2%	48.7%	48.2%	48.0%	51.3%
Total Public Debt (millions)	$36,959.9	$40,487.8	$44,274.0	$47,025.3	$53,737.0
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$10,212	$14,862	$13,715	$17,009	$16,010
Imports (c.i.f.) Goods(6)(7) (millions)	$(14,407)	$(20,285)	$(23,098)	$(30,028)	$(25,146)
Goods Trade Balance(7) (millions)	$(4,195)	$(5,423)	$(9,383)	$(13,019)	$(9,137)
Current Account Surplus(7) (Deficit) (millions)	$(189)	$(2,051)	$(3,535)	$(2,581)	$1,672
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$4,725	$(2,492)	$(2,724)	$(630)	$86
Total Official Reserves (at December 31) (millions)	$8,297	$7,328	$4,165	$3,757	$4,020

Note: Totals may differ due to rounding.

(R)	Revised Figures.
(E)	Estimated Figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.

(2)	Constant GDP figures are based on 2018 constant dollars in chained volume measure.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colon Free Zone (“CFZ”), the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the sixth edition of the IMF Balance of Payments Manual. † The unemployment rate corresponds to the end of October 2024.
n/a	Figures have not yet been published.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of March 2023, Panama had an estimated population of 4.06 million and a population density of 54.6 people per square kilometer. Panama Province, the Republic’s largest province, is estimated to be the home of 35.4% of Panama’s total population, and Colón Province, located at the northern terminus of the Panama Canal, is estimated to be the home of 6.9% of the total population.

During the period from 2019 to 2023, the population decreased by an average of 0.9% per annum, primarily due to a decline in the fertility rate. Approximately 65.8% of Panama’s population lives in cities and towns with more than 1,500 inhabitants and 34.2% lives in rural areas. Approximately 6.3% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 25.4% is under 15 years of age, 64.8% is between the ages of 15 and 64, and 9.8% is over the age of 65. Average life expectancy in Panama is 79.4 years. The infant mortality rate for 2023 was estimated at 14.8 per 1,000 births. Panama’s official language is Spanish.

Panama’s estimated per capita GDP for 2023, expressed in chained volume measure, was approximately U.S.$17,747.7. According to the 2023 census, education indicators show that Panama’s literacy rate for people over the age of ten years is approximately 96.3%. Estimates for 2023 show that 21.7% of the population is considered to be living in poverty, of which 9.6% is considered to be living in extreme poverty.

Historical Information

Panama gained independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904. Between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s.

Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately U.S.$6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President. Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments.

Relations with the United States have been fully restored. Endara finished his presidential term and, in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares, who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso, who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli, who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009 and completed his presidential term on June 30, 2014. On May 4, 2014, Juan Carlos Varela was elected President with 39.1% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014 and completed his presidential term on June 30, 2019. On May 5, 2019, Laurentino Cortizo Cohen was elected President with 33.1% of the vote. He took office on July 1, 2019 and completed his presidential term on June 30, 2024. President José Raúl Mulino, elected on May 5, 2024, succeeded to the presidency on July 1, 2024.

The Panamanian military was disbanded in 1990 and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be re-elected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the National Assembly, Panama’s unicameral legislative body. The number of electoral districts, each comprising an average of approximately 60,000 persons, determines the number of legislators; as of December 31, 2024, the National Assembly had 71 seats. The full National Assembly is elected by universal suffrage every five years. Members of the National Assembly are not subject to limits on the number of terms in office to which they may be elected. The National Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the National Assembly, but the National Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the National Assembly may empower the President and the Cabinet to adopt legislation when the National Assembly is not in session.

The National Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different National Assemblies or by a majority vote of all legislators in two sessions of the same National Assembly and a public referendum.

On May 5, 2024, general elections were held in Panama. In the presidential elections, José Raúl Mulino of the Realizando Metas party was elected president of the Republic with approximately 34.2% of the votes. In the National Assembly elections, independent candidates won 20 seats, Realizando Metas won 14 seats, Partido Revolucionario Democrático won 13 seats, Cambio Democrático Movimiento won 8 seats, Partido Panameñista won 8 seats, Movimiento Otro Camino won 3 seats, Partido Popular won 2 seats, Partido Alianza won 2 seats and Liberal Republicano Nacionalista (MOLIRENA) won 1 seat. The new government took office on July 1, 2024, for a five-year term.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the National Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the National Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into ten provinces and three territories. In each province, executive power is exercised by a Governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 163 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IADB”). Panama is a founding member of the Organization of American States (“OAS”) and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, including the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) (collectively, the “World Bank Group”). On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with several international agencies, such as the World Bank Group and the IADB, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IADB and the World Bank Group for significant external financing. See “Public Sector Debt—External Debt”.

In 2010, the National Assembly approved legislation implementing the Corporación Andina de Fomento (“CAF” or “Development Bank of Latin America”) agreement and Panama became a Series A country member. CAF is a development bank created in 1970 and owned by 19 sovereigns, 17 from Latin America and the Caribbean and Spain and Portugal, as well as by 13 private banks in the Latin America region. It promotes sustainable development through loans and grants, and support in the technical and financial structuring of projects in the public and private sectors of Latin America. As of December 31, 2024, the Republic had outstanding borrowings of U.S.$2,367.7 million from CAF. See “Public Sector Debt—External Debt”.

Social and Economic Situation

National Roundtable for Dialogue

On July 6, 2022, nationwide protests began in Panama over the rise in the prices of fuel and food. Social groups, including teachers, students and construction workers, joined the protests. The protestors also demanded a larger education budget, a general salary increase and the adoption of measures to curb corruption and reduce inequality. The protests, which lasted for approximately one month, shut down roads in major cities in Panama, causing shortages of food, fuel, medicine and other products.

In response, then President Cortizo initiated a National Roundtable for Dialogue to discuss the concerns of the protestors. The National Roundtable for Dialogue moved to the city of Penonomé and included representatives of the United Community Alliance for Life, the National Association for the Rights of the Organized People, leaders of the Ngäbe-Buglé Comarca, the Single Union of Construction and Similar Workers (SUNTRACS), and representatives of the different institutions of the Government. Roundtable discussions, which were facilitated by the Catholic Church’s Archbishop José Domingo Ulloa, centered around eight points: (i) reduction and freezing of prices in the basic consumer basket, (ii) reduction and freezing of fuel prices, (iii) reduction of prices and increase in supply of medicines from the CSS and the Ministry of Health, (iv) the allocation of 6% of GDP towards education, (v) reduction in electricity prices, (vi) reforms to the CSS, (vii) corruption and transparency, and (viii) an intersectoral follow-up roundtable.

As a result of Roundtable negotiations, the Government committed to allocate 5.5% and 6% of the national budget during the years 2023 and 2024, respectively, to improve the infrastructure and equipment of schools, and promulgated (i) Executive Decree No. 16 of July 26, 2022, approving the reduction of the cost of the basic consumer basket by 30%, through the price control of 72 products, with mechanisms to protect small and medium producers; (ii) Cabinet Resolution No. 80 of July 18, 2022, which set the maximum cost of gasoline and diesel at U.S.$3.25 per gallon for a period of three months; (iii) Executive Decree No. 17 of August 10, 2022, which approved a 30% discount on certain medicines for a period of six months, with the possibility of extension; (iv) Cabinet Resolution No. 90 of August 17, 2022, which authorized the Minister of Health to propose a bill which allows the import of certain medicines by pharmacies; and (v) Executive Decree No. 215, creating the National Citizens’ Commission to Fight Corruption.

Although further phases of the National Roundtable for Dialogue were contemplated, they never materialized due to a lack of consensus among the participants.

Anti-Corruption Efforts

On March 13, 2023, the Second Criminal Trial Court of the First Judicial Circuit of Panama sentenced Adolfo “Chichi” De Obarrio, former Secretary of the Presidency during the presidential term of Ricardo Martinelli, to 10 years in prison for money laundering related to the “Blue Apple” case and levied a fine in the amount of U.S.$5,091,486.92 that must be paid to the National Treasury. The Blue Apple case involves a criminal investigation of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Government.

On March 13, 2023, the Supreme Court upheld the 50-month prison sentences of Gustavo Pérez and Alejandro Garúz, former secretaries of Panama’s National Security Council during the presidential term of Ricardo Martinelli, under the charges of being primary accomplices in the commission of the crime of unauthorized wiretapping.

On April 17, 2023, one of the defense lawyers in the “New Business” case filed a challenge against Judge Baloisa Marquínez of the Second Criminal Trial Court, causing the trial to be postponed. In addition, the defense filed an appeal against certain evidentiary rulings concerning evidence that would be used during the trial. The New Business case involves an investigation into alleged money laundering, which was launched after the Prosecutor’s Office found evidence that the purchase of the shares of Editora Panamá América, a company dedicated to the publication of several newspapers with national circulation, was made with the proceeds of bribes paid by companies who were granted infrastructure construction contracts.

On July 17, 2023, the Second Criminal Trial Court of the First Judicial Circuit issued a judgment in the New Business case. The court found former President Ricardo Martinelli guilty of money laundering, sentenced him to 128 months in prison and imposed a U.S.$19.2 million fine. The court found four other people guilty of money laundering with varying degrees of responsibility as well.

On August 22, 2023, the first hearing in the Blue Apple case began. The Blue Apple case involves a criminal investigation begun in 2017 of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Government. According to the investigation, approximately U.S.$78 million were laundered through Blue Apple Services, Inc., of which the Prosecutor’s Office recovered U.S.$31.6 million.

On November 13, 2023, the Second Criminal Trial Court of the First Judicial Circuit issued a mixed ruling in relation to the Blue Apple case. The court found Federico José Suárez Cedeño, former Minister of Public Works during the Martinelli administration, responsible for crimes against collective security, sentenced him to 168 months in prison and ordered the payment of U.S.$27,401,837.54 to the National Treasury as a penalty. The court also found Jaime Ford, former Minister of Public Works during the Martinelli administration, responsible for crimes against the economic order, sentenced him to 80 months in prison and ordered the payment of U.S.$11,428,933.52 to the National Treasury as a penalty.

On December 5, 2023, businessman David Ochy, a presidential candidate for the Realizando Metas party, was arrested in Costa Rica and was investigated in connection with alleged money laundering. Mr. Ochy was also being investigated in Panama for alleged money laundering in connection with the New Business case, in which he could not be tried due to the immunity he had as a presidential candidate. On July 2, 2025, Mr. Ochy was extradited to Panama, to be held in a penitentiary center while the Supreme Court determined judicial proceedings.

On February 20, 2024, the Second Criminal Trial Court of the First Judicial Circuit set a new date for the Odebrecht trial, a case in which 25 Panamanians, including former presidents Ricardo Martinelli and Juan Carlos Varela, and several former ministers, were charged with the alleged commission of the crimes of money laundering and corruption of public servants. The Odebrecht trial was scheduled to be held from November 12, 2024 to December 19, 2024. For more information on the scheduling of the Odebrecht trial, see “Recent Developments–Political Developments”.

On February 22, 2024, Judge Baloisa Marquinez issued a preventive arrest warrant for former President Ricardo Martinelli in connection with his involvement in the New Business and Odebrecht cases. Former President Martinelli, currently isolated in the Nicaraguan Embassy in Panama after being granted asylum by the government of Nicaragua, was convicted of money laundering in July 2023 by the Second Criminal Trial Court of the First Judicial Circuit in the New Business case and sentenced to 128 months in prison and a U.S.$19.2 million fine as a result.

On August 21, 2024, lawyers representing former President Ricardo Martinelli filed a claim of unconstitutionality against former President Martinelli’s sentence in the New Business case, asserting that the sentence violated Panama’s Constitution and the American Convention on Human Rights. A central point in the claim of unconstitutionality was derived from the extradition treaty between Panama and the United States, which establishes that, without his consent, an extradited person cannot be prosecuted for crimes other than those that motivated his extradition. Former President Martinelli’s lawyers argue that he was extradited from the United States to Panama in 2018 in connection with wiretapping charges, and the trial and conviction in the New Business case ignore this principle. On December 19, 2024, the Supreme Court refused to admit the constitutional challenge filed by former President Ricardo Martinelli’s legal team, holding that the claim lacked sufficient legal basis to be admitted.

Immigration

In 2024, a total of 302,203 migrants crossed the Darien Gap into Panama. Among them, 64,764 minors were reported in the migration reception centers along the Panamanian border. The countries where the highest number of migrants were from included Venezuela (69%), Colombia (6%), Ecuador (5%) and China (4%).

Panama’s National Immigration Service estimates that in 2023, approximately 520,085 migrants moved through the Darien Gap, a stretch of jungle between Colombia and Panama, with the goal of crossing the Panamanian territory and continuing their journey through Central America on their way to reach the U.S. and Canada. In comparison, the number of migrants estimated to have crossed the Darien Gap into Panama was approximately 6,465 in 2020, 133,726 in 2021 and 248,284 in 2022. The Government has been working individually and jointly with other countries and organizations to address the flow of migration into Panama through the Darien Gap and other issues stemming from illegal immigration such as environmental degradation, poverty, human trafficking and crime.

In October 2023, the Ministry of Environment estimated that the cost of environmental restoration for damages associated with migration in the Darien region totaled U.S.$11.9 million. Each migrant is estimated to leave behind approximately 20 pounds of waste during the journey through the Darien Gap.

In December 2023, the Cabinet Council approved the allocation of U.S.$3.3 million for the provision of food to migrants arriving through the Darien Gap. Panama spent approximately U.S.$70.0 million from 2019 to 2023 on the provision of food, healthcare and other services to migrants.

In 2023, the National Border Service rescued 730 migrants from organized crime networks in the province of Darien and the Guna Yala region and apprehended 72 people responsible, including both Panamanians and foreigners. Reports by the non-profit organization International Crisis Group and data provided by the Drug Prosecutor’s Office revealed that the Clan del Golfo, an organized crime group known for smuggling drugs, also controls the smuggling of migrants through the Darien Gap by maintaining contacts with groups in charge of guiding migrants through the jungle and facilitating the use of boats to move through the rivers and charges U.S.$80.00 per person when transiting from Colombia to Panama. In December 2023, Interpol Colombia announced that, with the support of the United States Office of Homeland Security Investigations, they dismantled a criminal network tied to the Clan del Golfo that had smuggled approximately 294 migrants (including nine minors) through the Darien Gap into Panama, charging such migrants up to U.S.$4,500 for the passage.

On February 20, 2024, then President Laurentino Cortizo and Costa Rican President Rodrigo Chaves announced the inauguration of the Integrated Control Center in Paso Canoas, Costa Rica, a border control post managed by the governments of Costa Rica and Panama. This U.S.$33 million project, which was financed by the Inter-American Development Bank, is expected to use modern technology to make the passage of goods and people safer and help combat drug trafficking, smuggling and irregular migration.

On March 11, 2024, the U.S. Embassy in Panama announced the donation of U.S.$500,000 worth of materials such as camping tents, cots, sheets and mosquito nets to Panama to be used for migrants and communities affected by the migration crisis in the Darien Gap area.

On June 11, 2024, the United States government announced that it would offer a reward of up to U.S.$8 million for information leading to the capture of organized criminal group Clan del Golfo members involved in migrant smuggling in the Darien Gap. This move is part of the goals set by Joint Task Force Alpha, which was established in 2021 by the U.S. Attorney General to enhance law enforcement against the most dangerous human smuggling and trafficking groups operating in Latin America.

On June 25, 2024, the director of the National Immigration Service, Samira Gozaine, reported that recent heavy rains had contributed to reducing the migratory flow through the Darien Gap during May 2024 by approximately 21%, compared to May 2023.

On July 1, 2024, the United States and Panama signed a memorandum of understanding regarding a new migration management program, to be funded by the U.S. Department of State, to assist the Panamanian government with the repatriation of foreign nationals who do not have a legal basis to remain in Panama.

On July 12, 2024, the Minister of Public Security, Frank Alexis Ábrego, announced the strengthening of the use of technology for the verification of persons intending to enter Panamanian territory bound for the United States, in order to connect to international networks and identify persons through fingerprints or eye prints. With the use of this technology, 18 persons linked to organized crime and terrorism have been identified at the Panamanian border.

On August 10, 2024, Panama’s Minister of Public Security, Frank Alexis Abrego, and his Costa Rican counterpart, Mario Zamora, held a coordination meeting to discuss the future establishment of the Binational Police Center in Paso Canoas, Costa Rica, as well as current migratory flows, future challenges, security, cooperation, drug trafficking, human trafficking, cross-border organized crime and the planning and structuring of joint patrols in the border area.

On August 20, 2024, implementation of Panama’s migration management program, initiated as part of the July 2024 memorandum of understanding with the U.S., began.

On October 22, 2024, the U.S. Embassy in Panama reported that the U.S. Government had financed U.S.$1,140,846 in air operations executed by the Government of Panama to deport or expel irregular migrants who do not have the legal basis to remain in Panama. These operations are part of the memorandum of understanding signed between the United States and Panama on July 1, 2024, which seeks to discourage irregular migration by having the United States finance deportation operations in Panama. The memorandum has an initial duration of 12 months but is extendable by mutual agreement of the parties and has allowed for the financing of 19 charter flights and four commercial flights, returning a total of 787 people between August 20, 2024 and October 19, 2024.

On October 25, 2024, Executive Decree 194, issued by the Ministry of Security, was published in the Official Gazette. The Decree states that persons who enter the country irregularly, through any point of entry or as part of the migratory flow that crosses the Darien Gap, will be sanctioned with fines ranging from U.S.$300 to more than U.S.$1,000, depending on the number of times the infraction is committed.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence in 1903. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution

(beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of both a national printed currency and a Balboa exchange market diminishes the significance of the balance of payments as an indicator of the Government’s external debt service capacity. Fiscal policy, therefore, is a more relevant indicator of the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct monetary policy to stimulate the economy and can finance public sector deficits only through borrowing.

In 2020, the non-financial public sector deficit increased to 9.7% of GDP, primarily as a result of the impact of COVID-19 and the related economic shutdown. In 2021, the non-financial public sector deficit fell to 6.4% of GDP. In 2022, the non-financial public sector deficit fell to 4.0% of GDP. In 2023, the non-financial public sector deficit fell to 3.9% of GDP. In 2024, the non-financial public sector deficit increased to 7.4% of GDP.

From 2020 to 2024, Panama experienced an average annual rate of inflation, as measured by the average consumer price index (“CPI”), of 1.0%. In 2024, the annual rate of inflation, as measured by the average CPI with a base year of 2013, was estimated at 0.7%.

The Panamanian economy is dominated by a large service sector, which represented 73.8%, 71.3%, 71.1%, 70.1% and 71.4% of GDP in 2020, 2021, 2022, 2023 and 2024, respectively. The manufacturing and the agricultural and fisheries sectors represented far smaller percentages of GDP, 4.6% and 2.5%, respectively, in 2024. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the relatively closed manufacturing and agricultural sectors, where productivity has been lower and government policies may have affected resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”. Ongoing investments are designed to promote Panama as a hub for logistic, maritime and air transport services.

While much of the service sector’s economic activity is represented by public administration, commerce and real estate, the internationally-oriented activities of the service sector, particularly transportation, storage, mail and financial intermediation, distinguish the Panamanian economy. For instance, during the Canal’s 2024 fiscal year (which ended September 30, 2024), commercial ocean traffic totaled 11,240 transits, and the Canal’s toll revenue was U.S.$3,179.1 million, representing 3.7% of Panama’s estimated GDP for 2024 measured in nominal dollars.

As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important financial and insurance sector which represented 5.8% and 6.1% of GDP in 2023 and 2024, respectively. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

Social Security. In December 2005, the National Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from a defined benefits system to personal savings accounts. Law No. 51 also established the obligation to support the Disability, Old Age and Death Benefit System (Régimen de Invalidez, Vejez y Muerte (the “IVM system”)) with annual deposits by the Central Government to an administration and investment trust created for the sustainability of the IVM of U.S.$75 million in each of the years 2007, 2008 and 2009, U.S.$100 million in each of the years 2010, 2011 and 2012, and U.S.$140 million in each of the years 2013 through 2060.

On March 18, 2025, President Mulino enacted Law No. 462, reforming Panama’s Social Security system. The law replaces the former defined-benefit scheme, based on intergenerational solidarity where active workers’ contributions financed current retirees, with an individual capitalization system in which each worker accumulates savings in a personal account to fund his or her own pension. While the reform makes the system primarily individual, it also establishes a solidarity component that guarantees a minimum monthly pension of $144.

Under Law No. 462, effective March 18, 2025, employers will pay a contribution equivalent to 13.25% of their employees’ salaries, and from March 1, 2027, to February 28, 2029, the contribution will be equivalent to 14.25% of their employees’ salaries. The contribution paid by self-employed workers will be 9.36% of their taxable income to cover benefits under the IVM system, and 8.5% of their taxable income for voluntary contributions to cover illness and maternity risks. Likewise, the Government will provide a

$20.5 million annual subsidy to offset fluctuations or decreases in interest rates on bonds or other securities held by the Social Security Fund, in addition to a $25 million annual contribution to the Sickness and Maternity Risk Fund. To cover the actuarial deficit, the Government will contribute $966 million annually, which will be adjusted annually based on an actuarial analysis.

Trade Liberalization. Trade liberalization advanced with Panama’s accession to the WTO, which became effective September 6, 1997. Panama has also negotiated free trade agreements with many of its trading partners, such as the United States, Canada, the European Free Trade Association, Mexico, Colombia, Chile and Central American countries. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

Government Procurement. On May 10, 2011, Law No. 22 of 2006, which established a system for government procurement in Panama, was modified by Law No. 48 of 2011. The modification grants the Dirección General de Contrataciones Públicas (“Public Contracting Authority”) the power to impose fines. In addition, it expanded the scope of the law to include regulation of acquisitions by the Caja de Seguro Social (the “Social Security Fund” or “CSS”) of pharmaceutical products as well as contracts with funding supplied by foreign governments.

Export Processing Zones & Free Zones. During 2007, the first two export processing zones (“EPZs”) were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. As of August 11, 2025, there were 16 active EPZs in Panama.

Fiscal Reforms. On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a Social and Fiscal Responsibility Regime to promote sound fiscal policies and management. This law came into effect on January 1, 2009. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

In addition to creating the Fondo de Ahorro de Panamá (Panama Saving Fund, or the “FAP”), Law No. 38 of June 5, 2012 amended the Social and Fiscal Responsibility Law to set a ceiling on the annual non-financial public sector adjusted deficit. The amendment also allows a temporary suspension of the fiscal deficit ceiling in cases of emergency or a deceleration in economic activity. For example, during fiscal years 2019 and 2024, the Government modified the Social and Fiscal Responsibility Regime before year-end to account for a higher than projected deficit.

On November 25, 2020, then President Cortizo enacted Law No. 185, which allowed an increase in the maximum ceiling of the Republic’s fiscal deficit for the following five years. Under Law No. 185, the Republic’s permitted fiscal deficit was increased to 9.0-10.5% of GDP in 2020, 7.0-7.5% of GDP in 2021, 4.0% of GDP in 2022, 3.0% of GDP in 2023, 2.0% of GDP in 2024 and 1.5% of GDP in 2025. On October 28, 2024, President Mulino enacted a reform of the Social and Fiscal Responsibility Regime. The amended law established a non-financial public deficit limit of 4.0% of GDP for 2025, 3.5% of GDP for 2026, 3.0% of GDP for 2027, 2.5% of GDP for 2028, 2.0% of GDP for 2029, and 1.5% of GDP for 2030 onwards.

In 2020, the non-financial public sector deficit was U.S.$5,521.5 million, equivalent to 9.7% of GDP, primarily as a result of the impact of COVID-19, the related economic shutdown and the measures taken to combat it. The non-financial public sector deficit for 2021 was U.S.$4,345.2 million, equivalent to 6.4% of GDP. The non-financial public sector deficit for 2022 was U.S.$3,044.7 million, equivalent to 4.0% of GDP. The non-financial public sector deficit for 2023 was U.S.$3,270.6 million, equivalent to 3.9% of GDP. The non-financial public sector deficit for 2024 was U.S.$6,416.1 million, equivalent to 7.4% of GDP.

Social Developments. Panama’s social spending generally focuses on spending in the social sectors of health, education and housing. In 2023 and 2024, social spending represented approximately 42.9% and 44.2% of the Government’s budget, respectively.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. The initial capital of the FAP came from the Development Trust Fund, which has now ceased to exist. The FAP was capitalized and began operations on June 7, 2012. According to the FAP’s accumulation rule, amended by Law No. 51 of 2018, every year, 50% of the contributions from the Panama Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP. On October 28, 2024, the National Assembly approved modifications to the FAP’s accumulation rule, suspending the Canal’s contributions during 2024, 2025 and 2026, while maintaining the rest of the contributions established by law, in order to allow the Government to honor commitments to suppliers. The FAP has two main objectives: (1) macroeconomic stability in cases of national emergencies and (2) long-term national savings. Once the size of the FAP reaches 5.0% of GDP, it may also repurchase and retire Panamanian sovereign debt. The FAP Secretary reports to the Ministry of Economy and Finance, which establishes investment guidelines for the FAP. In addition, Law No. 38 provides for the BNP to serve as the FAP’s Trustee and for an independent Board of Directors to safeguard FAP assets. In 2024, the FAP generated interest and dividends totaling U.S.$52.3 million compared to U.S.$35.8 million in 2023 and had net assets of U.S.$1,542.1 million, an increase of 8.9% from U.S.$1,416.1 million in 2023.

In August 2009, Law No. 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. The program consists of issuing a monthly payment of U.S.$100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly living in poverty. Law No. 15 of 2010 decreased the eligible age for the program to 65 years. In August 2013, Cabinet Resolution No. 147 authorized the Minister of Social Development to modify Law No. 86 of November 2010 to raise the monthly payment amount by U.S.$20 to U.S.$120, beginning in fiscal year 2014. Since January 2014, the Ministry of Social Development has been paying U.S.$120 monthly to the program’s beneficiaries.

In August 2009, Executive Decree No. 55 created the Fondo Solidario de Vivienda under the Ministry of Housing. This fund gives low-income families up to U.S.$5,000 per family to use on the purchase of a home not to exceed U.S.$30,000. This contribution was given to families that have an income of less than U.S.$800 a month. In 2011, Executive Decree No. 55 was modified to increase the maximum purchase price of a property to U.S.$35,000. Through Executive Decree No. 393 of December 16, 2014, the contribution from the Fondo Solidario de Vivienda was increased to U.S.$10,000 per family to use on the purchase of a home not to exceed U.S.$50,000. This contribution is made available to families that have an income of less than U.S.$1,200 per month. On July 24, 2018, the maximum value of a property was increased to U.S.$60,000 and the contribution was made available to families that have an income of less than U.S.$1,500 per month.

On May 23, 2017, the Government enacted Law No. 25, which promotes the competitive development of the industrial and agro-industrial sectors of the economy by granting certain tax benefits and incentives.

On March 15, 2024, Panama signed a loan with the Inter-American Development Bank in the amount of U.S.$150.0 million in order to finance the creation and development of the Panama’s Guarantee Fund, which aims to increase financing for micro, small and medium-sized companies in Panama by guaranteeing loans issued to such companies. Through Cabinet Decree No 38 of September 3, 2024, a trust was created, with the Ministry of Economy and Finance as trustor and the National Bank of Panama as trustee, to administer the loan funding for the Guarantee Fund.

Environmental Law. During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, including resolutions for protection of specific regions, for a management plan for a national park and for wildlife preservation. Through Law No. 8 of March 25, 2015, the Ministerio de Ambiente (the “Ministry of Environment”) was created to direct matters related to the protection, conservation, preservation and restoration of the environment and the sustainable use of natural resources, to promote compliance with laws and with the National Environment Policy. This new Ministry replaced the former Autoridad Nacional del Ambiente (National Authority of Environment). On April 22, 2016, Panama signed the Paris Agreement on climate change. Upon signing, Panama became one of 175 initial signatories committed to the reduction of greenhouse gases and to environmental management.

Infrastructure. Since 2007, Panama has experienced a significant increase in infrastructure development spending. In July 2009, Executive Decree No. 150 created the Secretariat of the Metro for Panama, which is part of the Ministry of the Presidency and is responsible for the organization and execution of all necessary actions with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, known as “El Metro de Panamá”. The first line, Metro Line 1, was constructed by a consortium, “Consorcio Linea Uno”, that consisted of Odebrecht, S.A. (a Brazilian company) and FCC (a Spanish company). Construction started in 2011 and concluded in 2014, and Metro Line 1 was inaugurated on April 5, 2014. The cost of Metro Line 1 was approximately U.S.$1.88 billion, which the Government financed through central government borrowings from multilateral and bilateral lending institutions. See “Public Sector Debt—External Debt.”

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the Government. Metro de Panama S.A. announced the public procurement process for Metro Line 2 on September 15, 2014, and construction began in October 2015. In April 2019, former President Varela inaugurated Metro Line 2. Metro Line 2 is 21 kilometers long and has a capacity of 40,000 passengers per direction per hour. In February 2020, Panama’s cabinet approved the construction of the two-kilometer extension of Metro Line 2 to Tocumen International Airport. On March 16, 2023, the extension of Line 2 of the Metro de Panama, which connects to Tocumen International Airport, was inaugurated. This extension connects the Superior Specialized Technical Institute (ITSE) and Tocumen Airport stations.

In April 2016, a loan agreement between Metro de Panama S.A. and the Japan International Cooperation Agency (“JICA”) was signed for a total amount up to U.S.$2.6 billion for the construction of Line 3 of the Metro de Panama. The agreement includes U.S.$35 million of non-reimbursable technical cooperation funds for the hiring of a project manager. On May 26, 2016, JICA hired a consortium, consisting of Nippon Koei Co. Ltd., Tonichi Engineering Consultant Inc. and Nippon Koei Latin America – Caribbean Co. Ltd., to serve as project manager. The services from the project manager are expected to have a duration of approximately 79 months from May 2016. On September 5, 2018, representatives of Metro de Panama signed a memorandum of understanding with Hitachi Ansaldo STS and Mitsubishi Corporation to provide the equipment and train cars for the monorail system for Metro Line 3, which is expected to be ready to operate in 2026. On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Metro Line 3. Plans for Metro Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Metro Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20,000 passengers during peak hours. On March 14, 2022, Metro de Panama awarded the design and construction of the tunnel that will pass under the Panama Canal to the HPH joint venture formed by Hyundai Engineering & Construction Co., Ltd. and Posco Engineering Construction, which is also in charge of constructing the rest of Metro Line 3. The design of the tunnel was initially awarded to the Americas consortium (composed of the Spanish company Typsa and the American company Louis Berger), but the Americas consortium failed to provide the required professional liability policy, so the contract for the tunnel was not finalized. In March 2023, Metro de Panama submitted for approval the environmental impact study for the building of a construction area for the tunnel-boring machine to be used for Metro Line 3. The construction of the Metro Line 3 tunnel, which is expected to have a total length of 6.1 kilometers, will be divided into two sections, East and West. The West section would pass through Balboa Station, cross the Panama Canal underground, and then ascend through similar transition structures to join the elevated viaduct and reach the Panama Pacifico Station. HPH Joint Venture, the contractor awarded the contract for the construction of Metro Line 3, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel. On December 23, 2023, Metro de Panama announced that the tunnel boring machine to be used to excavate the Metro Line 3 tunnel would begin to be assembled in 2024. The tunnel boring machine, which cost approximately U.S.$45 million, comprises 99 pieces and will be 93 meters long with an external diameter of 13.50 meters. The tunnel boring machine is expected to extract more than one million cubic meters of excavated material at a rate of 220 cubic meters per month. Work on the tunnel boring machine began on September 18, 2024 with President Mulino in attendance. In an estimated 14 months, the tunnel boring machine will reach its first point in Balboa, an area near the port, and then continue its excavation for a kilometer and a half until it reaches an area near the Albrook station.

In September 2012, Odebrecht, a Brazilian construction company, won a bid to build a second terminal for Tocumen International Airport that would be called Terminal No. 2. Construction of Terminal No. 2 started in March 2013. In April 2019, former President Varela inaugurated Terminal No. 2. The expansion provides Tocumen International Airport the capacity to handle more than 20 million passengers per year. The total cost of the airport expansion is estimated to be approximately U.S.$1.2 billion. On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% Senior Secured Notes due 2036. The proceeds were used for the construction of Terminal No. 2. On May 11, 2017, Tocumen International Airport issued U.S.$225 million of 6.000% Senior Secured Notes due 2048. The proceeds were used for the construction of a third runway, as well as for the upkeep of existing facilities and other complementary projects. On August 6, 2021, Tocumen International Airport issued U.S.$555 million of 4.000% Senior Secured Notes due 2041 and U.S.$1,300 million of 5.125% Senior Secured Notes due 2061. The proceeds were used to increase liquidity and fund a liability management transaction to redeem of all of its 5.625% Senior Secured Notes due 2036 and 6.000% Senior Secured Notes due 2048. On October 3, 2022, Tocumen International Airport (“Tocumen”) filed a lawsuit against CNO, S.A. (previously known as Constructora Norberto Odebrecht, S.A., or Odebrecht) claiming damages of at least U.S.$20 million, for alleged losses caused by Terminal No. 2 not being delivered as agreed to in the contractual terms and conditions. Tocumen sustained a part of its claim based on costs incurred and costs to be incurred, which included, among others, fines for delays, supervision costs, security costs and personnel expenses. On June 22, 2022, the new Terminal No. 2 of Tocumen International Airport began operations. On August 23, 2024, the arbitral tribunal hearing Tocumen’s case against CNO, S.A. issued its award, ordering CNO, S.A. to pay Tocumen U.S.$29.1 million in lost profits and U.S.$1.6 million in damages.

Law No. 93 of September 19, 2019 created the Public-Private Partnership (“PPP”) Regime for Development as an incentive for private investment, social development and job creation. The law seeks to attract capital from private investors who provide experience, knowledge, equipment, technology, and technical and financial capabilities. The law establishes a maximum duration of 30 years for PPP contracts, a period that can be extended up to 10 additional years. On January 4, 2021, the Government promulgated regulations pursuant to Law No. 93 of September 19, 2019, which clarify technical concepts in the Law, expand on the procedures for the evaluation of projects (including cost-benefit, socioeconomic impact, risk distribution and environmental sustainability analyses), and provide a guide for the efficient structuring, bidding and monitoring of projects.

As of August 11, 2025, there were three active PPP projects in different stages. The Rehabilitation, Improvement and Maintenance of the West Pan-American Highway is in the tender process stage, ETESA’s fourth 500kV transmission line is in the feasibility stage, and the Rehabilitation, Improvement and Maintenance of the East Pan-American Highway is in the execution stage. See “Structure of the Panamanian Economy–Public Sector Enterprises” for information about the fourth transmission line.

On July 3, 2024, the Cabinet Council approved the creation of the National Railway Secretariat. The National Railway Secretariat is affiliated with the Ministry of the Presidency and will oversee the study, planning and the construction of a railway transportation system for goods and people, which will be called “Panama-David Railway.” On December 26, 2024, the National Railway Secretariat signed a technical advisory contract in the amount of U.S.$2.2 million with American company AECOM USA for an update of the Panama-David-Frontera Train Master Plan (“Master Plan”). The contract establishes three phases of the Master Plan : (i) evaluation of criteria and preliminary analysis; (ii) development of the Master Plan with demand studies, conceptual designs, and budget estimates; and (iii) an optional pre-feasibility study for a specific portion of the track.

The first electricity generation plant in Central America based on liquefied natural gas was inaugurated on August 17, 2018 on Telfers Island, in the province of Colón. The project represented an investment of U.S.$1,150 million, added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and includes a regasification terminal with a storage capacity of 180,000 m3.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty Finance Ministers and Central Bank Governors (“G-20”) announced an agreement targeting tax havens. The G-20 noted that the OECD had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but had not yet fully implemented them.

As of August 11, 2025, Panama had signed Tax Information Exchange Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama also has treaties for the avoidance of double taxation and prevention of tax evasion with 20 countries, raising to 30 the number of countries with which Panama collaborates with respect to tax information exchange, double taxation and prevention of tax evasion.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement (“IGA”) with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (“FATCA”). This agreement, approved by Law No. 47 of 2016, was the first step for implementation of FATCA in Panama and initiated the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service. On August 7, 2017, the General Directorate of Revenues announced the launch of a new tool to allow financial institutions to comply with the information disclosure requirement under the IGA.

On January 24, 2017, Panama published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism.” The analysis identified the risks of money laundering associated with different sectors of the economy for the purpose of determining areas for further work and dedication of public resources.

In February 2017, the National Assembly approved Panama’s accession to the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”) that Panama had signed in October 2016. By acceding to the MAC, the number of jurisdictions with which Panama may formally exchange information increased to 107. On February 21, 2017, the Republic enacted Law No. 5 which incorporated the Convention on MAC into Panamanian law. The convention’s main priority is to prevent tax evasion and avoidance.

On May, 10, 2017, the Republic enacted Law No. 21 which increases supervision over trust funds and conforms such trust funds to international AML/CFT standards.

On June 21, 2019, in part as a result of tightened requirements since 2017, the Financial Action Task Force (the “FATF”) added Panama back to the grey list. After that decision was announced, the Superintendency of Banks stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by creating the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On December 3, 2019, the National Assembly approved bill No. 56, which created the Superintendency of Non-Financial Subjects. The Superintendency is composed of a director, a deputy director and a board of directors made up of representatives from the government and the private sector, and has the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction. The law entered into force on January 7, 2020.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions on tax matters for allegedly having shortcomings with respect to the exchange of tax information based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as “partially compliant” on tax transparency issues. On March 20, 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the OECD, Pascal Saint-Amans acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Mr. Saint-Amans further recognized that Panama was actively working to provide additional accounting information for certain entities. He stated that Panama’s inclusion on the blacklist of tax havens was temporary and was expected to be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of the Global Forum, stated that Panama was improving relations with its peers and international transparency. On February 22, 2021, the Council of the European Union updated the EU list of non-cooperative jurisdictions on tax matters, keeping Panama on the list because it had not yet achieved a rating of “largely compliant” by the Global Forum.

On October 27, 2023, the FATF excluded Panama from its grey list, after finding that Panama had implemented important measures to combat money laundering and the financing of terrorism following its June 2019 action plan. Panama is therefore no longer subject to the FATF’s increased monitoring process.

Economic Performance—2020 through 2024

Economic Performance in 2020. In 2020, GDP contracted by 17.8%, compared to 3.1% growth in 2019, mainly due to the COVID-19 pandemic and the related economic shutdown. Inflation, as measured by the average CPI with base year 2013, was (1.6)% in 2020, compared to (0.4)% in 2019. The unemployment rate increased from 7.1% in 2019 to 18.5% in 2020.

The transportation, storage and mail sector contracted by 15.7% in 2020 compared to 2019, representing 10.9% of GDP in 2020. The contraction in the transportation, storage and mail sector was primarily due to a decrease in international air operations and mobility restrictions affecting regular transportation of passengers and land cargo. Mining activities increased by 29.3% in 2020 compared to 2019, representing 2.4% of GDP in 2020. Growth in mining activities was primarily due to increased exports of copper concentrate.

The construction sector contracted by 47.7% in 2020 compared to 2019, representing 12.0% of GDP in 2020. The contraction in the construction sector was primarily due to the closure of construction works nationwide while the COVID-19 quarantine was in effect. The financial and insurance sector contracted by 0.9% in 2020 compared to 2019, representing 7.3% of GDP in 2020.

The manufacturing sector contracted by 20.1% in 2020 compared to 2019, representing 5.4% of GDP in 2020. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and poultry products and cane sugar. The agricultural and fisheries sector grew by 2.1% in 2020 compared to 2019, representing 3.1% of GDP in 2020. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice, corn and bananas and an increase in the export of fish. The commerce, hotels and restaurants sector contracted by 23.0% in 2020 compared to 2019, representing 19.6% of GDP in 2020. The contraction in the commerce, hotels and restaurants sector was primarily due to the COVID-19 pandemic and the related economic shutdown.

The Central Government’s current savings in 2020 registered a deficit of U.S.$1,391.7 million (2.4% of nominal GDP) compared to a surplus of U.S.$920.4 million in 2019 (1.3% of nominal GDP). The Government’s overall deficit increased to U.S.$4,928.8 million in 2020 (8.6% of nominal GDP) from U.S.$2,761.6 million in 2019 (4.0% of nominal GDP). In 2020, Panama’s non-financial public sector balance registered a deficit of U.S.$5,521.5 million (9.7% of nominal GDP), an increase from a deficit of U.S.$1,913.3 million (2.7% of nominal GDP) in 2019.

Economic Performance in 2021. In 2021, real GDP growth was 16.5%, compared to a 17.8% contraction in 2020, mainly due to the progressive lifting of the COVID-19 quarantine measures. Inflation, as measured by the average CPI with base year 2013, was 1.6% in 2021, compared to (1.6%) in 2020. The unemployment rate decreased from 18.5% in 2020 to 11.3% in 2021.

The transportation, storage and mail sector grew by 19.0% in 2021 compared to 2020, representing 11.2% of GDP in 2021. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 104.7% in 2021 compared to 2020, representing 4.2% of GDP in 2021. Growth in mining activities was primarily due to increased exports of copper concentrate.

The construction sector grew by 28.7% in 2021 compared to 2020, representing 13.2% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. The financial and insurance sector grew by 6.0% in 2021 compared to 2020, representing 6.7% of GDP.

The manufacturing sector grew by 11.0% in 2021 compared to 2020, representing 5.1% of GDP in 2021. Growth in the manufacturing sector was primarily due to an increase in the production of meat and poultry products and in dairy products. The agricultural and fisheries sector grew by 4.7% in 2021 compared to 2020, representing 2.8% of GDP in 2021. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and corn and an increase in the export of shrimp. The commerce, hotels and restaurants sector grew by 19.7% in 2021 compared to 2020, representing 20.2% of GDP in 2021. The growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, beverages and tobacco and also due to an increase in the income of restaurants which were partially or totally closed during 2020.

The Central Government’s current savings in 2021 registered a deficit of U.S.$1,124.4 million (1.7% of nominal GDP) compared to a deficit of U.S.$1,391.7 million in 2020 (2.4% of nominal GDP). The Government’s overall deficit decreased to U.S.$4,495.5 million in 2021 (6.7% of nominal GDP) from U.S.$4,928.8 million in 2020 (8.6% of nominal GDP). In 2021, Panama’s non-financial public sector balance registered a deficit of U.S.$4,345.2 million (6.4% of nominal GDP), a decrease from a deficit of U.S.$5,521.5 million (9.7% of nominal GDP) in 2020.

Economic Performance in 2022. In 2022, preliminary GDP growth was 10.8%, compared to 16.5% GDP growth in 2021, mainly due to continued recovery of all economic activities due to the control of the COVID-19 pandemic, which allowed the full opening of the economy. Inflation was 2.9% in 2022 compared to 1.6% in 2021. The unemployment rate decreased from 11.3% in 2021 to 9.9% in 2022.

The transportation, storage and mail sector grew by 16.7% in 2022 compared to 2021, representing 11.8% of GDP in 2022. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 5.4% in 2022 compared to 2021, representing 4.0% of GDP in 2022. Growth in mining activities was primarily due to increased demand for basic materials such as stone, sand and clay. The information and communications sector contracted by 1.1% in 2022 compared to 2021, representing 2.3% of GDP in 2022.

The construction sector grew by 17.7% in 2022 compared to 2021, representing 14.0% of GDP in 2022. Growth in the construction sector was primarily due to public investment in infrastructure and construction of residential and non-residential projects. The financial and insurance sector grew by 2.8% in 2022 compared to 2021, representing 6.2% of GDP in 2022. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by 7.0% in 2022 compared to 2021, representing 4.9% of GDP in 2022. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural and fisheries sector grew by 3.0% in 2022 compared to 2021, representing 2.6% of GDP in 2022. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice. The commerce, hotels and restaurants sector grew by 17.8% in 2022 compared to 2021, representing 21.5% of GDP in 2022. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, clothing, construction materials and fuel.

The Central Government’s current savings in 2022 registered a surplus of U.S.$618.2 million (0.8% of nominal GDP) compared to a deficit of U.S.$1,124.4 million in 2021 (1.7% of nominal GDP). The Government’s overall deficit decreased to U.S.$3,147.6 million in 2022 (4.1% of nominal GDP) from U.S.$4,495.5 million in 2021 (6.7% of nominal GDP). In 2022, Panama’s non-financial public sector balance registered a deficit of U.S.$3,044.7 million (4.0% of nominal GDP), a decrease from a deficit of U.S.$4,345.2 million (6.4% of nominal GDP) in 2021.

Economic Performance in 2023. In 2023, estimated GDP growth was 7.4%, compared to 10.8% GDP growth in 2022. Inflation was 1.5% in 2023 compared to 2.9% in 2022. The unemployment rate decreased from 9.9% in 2022 to 7.4% in 2023.

The transportation, storage and mail sector grew by 6.0% in 2023 compared to 2022, representing 11.6% of GDP in 2023. Growth in the transportation, storage and mail sector was primarily due to increased activity in ground and air transportation as well as increased operations in the Panama Canal. Mining activities increased by 3.5% in 2023 compared to 2022, representing 3.8% of GDP in 2023. Growth in mining activities was primarily due to increased demand for basic materials such as stone, sand and clay. The information and communications sector grew by 3.9% in 2023 compared to 2022, representing 2.2% of GDP in 2023. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone and internet services.

The construction sector grew by 19.1% in 2023 compared to 2022, representing 15.6% of GDP in 2023. Growth in the construction sector was primarily due to public investment in infrastructure and construction of residential and non-residential projects. The financial and insurance sector grew by 1.6% in 2023 compared to 2022, representing 5.8% of GDP in 2023. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by 2.7% in 2023 compared to 2022, representing 4.7% of GDP in 2023. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural and fisheries sector grew by 0.5% in 2023 compared to 2022, representing 2.4% of GDP in 2023. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and corn. The commerce, hotels and restaurants sector grew by 8.4% in 2023 compared to 2022, representing 21.7% of GDP in 2023. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, tobacco, personal effects and household goods.

The Central Government’s current savings in 2023 registered a deficit of U.S.$330.4 million (0.4% of nominal GDP) compared to a surplus of U.S.$618.2 million in 2022 (0.8% of nominal GDP). The Government’s overall deficit increased to U.S.$3,316.6 million in 2023 (4.0% of nominal GDP) from U.S.$3,147.6 million in 2022 (4.1% of nominal GDP). In 2023, Panama’s non-financial public sector balance registered a deficit of U.S.$3,270.6 million (3.9% of nominal GDP), an increase from a deficit of U.S.$3,044.7 million (4.0% of nominal GDP) in 2022.

Economic Performance in 2024. In 2024, estimated GDP growth was 2.9%, compared to 7.4% GDP growth in 2023. Inflation was 0.7% in 2024 compared to 1.5% in 2023. The unemployment rate increased from 7.4% in August 2023 to 9.5% in October 2024.

The transportation, storage and mail sector grew by 4.7% in 2024 compared to 2023, representing 11.8% of GDP in 2024. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in port services and ground transportation. Mining activities contracted by 45.6% in 2024 compared to 2023, representing 2.0% of GDP in 2024. Contraction in mining activities was primarily due to the closure of copper ore and concentrate extraction operations. The information and communications sector grew by 1.8% in 2024 compared to 2023, representing 2.2% of GDP in 2024. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone and internet and cable TV services.

The construction sector grew by 4.7% in 2024 compared to 2023, representing 15.8% of GDP in 2024. Growth in the construction sector was primarily due to public investment in infrastructure and construction of residential and non-residential projects. The financial and insurance sector grew by 6.5% in 2024 compared to 2023, representing 6.1% of GDP in 2024. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector contracted by 0.7% in 2024 compared to 2023, representing 4.6% of GDP in 2024. Contraction in the manufacturing sector was primarily due to a decrease in the production of meat and meat products. The agricultural and fisheries sector grew by 4.7% in 2024 compared to 2023, representing 2.5% of GDP in 2024. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and corn. The commerce, hotels and restaurants sector grew by 6.1% in 2024 compared to 2023, representing 22.4% of GDP in 2024. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of personal effects and household goods and fuels, as well as an increase in restaurant services and in the number of tourists and visitors to the country.

The Central Government’s current savings in 2024 registered a deficit of U.S.$2,989.2 million (3.5% of nominal GDP) compared to a deficit of U.S.$330.4 million in 2023 (0.4% of nominal GDP). The Government’s overall deficit increased to U.S.$6,774.0 million in 2024 (7.9% of nominal GDP) from U.S.$3,316.6 million in 2023 (4.0% of nominal GDP). The increase in Panama’s overall deficit was largely due to an increase of U.S.$1,108.4 million in transfers (a 33.8% increase compared to 2023), a decrease of U.S.$559.6 million in direct tax revenue (a 14.7% decrease compared to 2023), and an increase of U.S.$372 million in interests on debts paid (a 17.3% increase compared to 2023). In 2024, Panama’s non-financial public sector balance registered a deficit of U.S.$6,416.1 million (7.4% of nominal GDP), an increase from a deficit of U.S.$3,270.6 million (3.9% of nominal GDP) in 2023. The increase in Panama’s non-financial public sector deficit was largely due an increase of U.S.$1,385.7 million in current expenditures (a 14.1% increase compared to 2023), and an increase of U.S.$372 million in interest paid on debt (a 17.3% increase compared to 2023), as part of the Government’s plan to pay off accumulated debts and other liabilities, settle obligations to suppliers, and increase liquidity in the business sector.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure and sports facilities. According to Panamanian law, the amount of the Government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due, and they are not categorized as debt instruments. As of December 31, 2024, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2025 to 2028 was approximately U.S.$3,098.7 million, up from U.S.$2,275.0 million as of December 31, 2023.

The following table sets forth Panama’s principal price indicators for each of the years 2020 through 2024:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2020	2021	2022	2023	2024
Annual Percentage Change:
Consumer Price Index	(1.6)%	1.6%	2.9%	1.5%	0.7%

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2020 to 2024:

TABLE NO. 3

Gross Domestic Product

	2020	2021	2022 (P)	2023 (E)	2024 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$57,036.5	$66,428.7	$73,582.9	$79,027.5	$81,289.0
% Change over Previous Year	(17.8)%	16.5%	10.8%	7.4%	2.9%
Gross Domestic Product in nominal prices (millions of dollars)	$57,059.8	$67,396.4	$76,276.1	$83,318.2	$86,260.4
% Change over Previous Year	(18.2)%	18.1%	13.2%	9.2%	3.5%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2020	2021	2022 (P)	2023 (E)	2024 (E)
Primary Activities:
Agriculture and Fisheries	$1,780.6	$1,863.8	$1,920.6	$1,929.2	$2,019.7
Mining	1,357.5	2,778.2	2,927.8	3,030.6	1,649.0
Total	$3,138.1	$4,641.9	$4,848.4	$4,959.8	$3,668.7
Industrial Activities:
Manufacturing	$3,055.8	$3,393.2	$3,630.0	$3,726.7	$3,700.2
Construction	6,820.6	8,775.2	10,326.1	12,300.8	12,879.1
Total	$9,876.4	$12,168.4	$13,956.1	$16,027.5	$16,579.3

Services:
Public utilities	$1,463.2	$1,609.0	$1,678.0	$1,788.2	$1,880.7
Commerce, restaurants and hotels	11,198.8	13,406.8	15,792.6	17,122.0	18,171.1
Information and communications	1,625.8	1,723.8	1,704.1	1,771.4	1,803.9
Transportation, storage and mail	6,235.7	7,418.9	8,658.4	9,180.2	9,613.1
Financial and insurance	4,174.6	4,426.5	4,551.7	4,622.9	4,921.2
Real estate activities	6,145.5	6,380.5	6,646.2	6,908.0	7,173.0
Public administration	2,289.0	3,217.2	3,429.3	3,526.1	3,515.9
Other services	8,327.7	9,173.7	9,842.6	10,455.1	10,944.1
Total	$42,067.4	$47,356.4	$52,302.9	$55,373.8	$58,023.0
Plus Import Taxes(2)	1,457.1	1,775.2	2,032.7	2,046.9	2,046.9
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$57,036.5	$66,428.7	$73,582.9	$79,027.5	$81,289.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2020	2021	2022 (P)	2023 (E)	2024 (E)
Primary Activities:
Agriculture and Fisheries	2.1%	4.7%	3.0%	0.5%	4.7%
Mining	29.3%	104.7%	5.4%	3.5%	(45.6)%
Total	12.4%	47.9%	4.4%	2.3%	(26.0)%
Industrial Activities:
Manufacturing	(20.1)%	11.0%	7.0%	2.7%	(0.7)%
Construction	(47.7)%	28.7%	17.7%	19.1%	4.7%
Total	(41.4)%	23.2%	14.7%	14.8%	3.4%
Services:(2)
Public utilities	2.3%	10.0%	4.3%	6.6%	5.2%
Commerce, restaurants and hotels	(23.0)%	19.7%	17.8%	8.4%	6.1%
Information and communications	1.5%	6.0%	(1.1)%	3.9%	1.8%
Transportation, storage and mail	(15.7)%	19.0%	16.7%	6.0%	4.7%
Financial and insurance	(0.9)%	6.0%	2.8%	1.6%	6.5%
Real estate activities	0.04%	3.8%	4.2%	3.9%	3.8%
Public administration	3.9%	11.1%	6.6%	2.8%	(0.3)%
Other services	(9.5)%	10.2%	7.3%	6.2%	4.7%
Total	(11.1)%	12.6%	10.4%	5.9%	4.8%
Plus Import Taxes(3)	(35.6)%	21.8%	14.5%	0.7%	0.9%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	(17.8)%	16.5%	10.8%	7.4%	2.9%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.

(1)	Figures are based on 2018 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2018 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2020	2021	2022 (P)	2023 (E)	2024 (E)
Primary Activities:
Agriculture and fisheries	3.1%	2.8%	2.6%	2.4%	2.5%
Mining	2.4%	4.2%	4.0%	3.8%	2.0%
Total	5.5%	7.0%	6.6%	6.3%	4.5%
Industrial Activities:
Manufacturing	5.4%	5.1%	4.9%	4.7%	4.6%
Construction	12.0%	13.2%	14.0%	15.6%	15.8%
Total	17.3%	18.3%	19.0%	20.3%	20.4%
Services (2)
Public utilities	2.6%	2.4%	2.3%	2.3%	2.3%
Commerce, restaurants and hotels	19.6%	20.2%	21.5%	21.7%	22.4%
Information and communications	2.9%	2.6%	2.3%	2.2%	2.2%
Transportation, storage and mail	10.9%	11.2%	11.8%	11.6%	11.8%
Financial and insurance	7.3%	6.7%	6.2%	5.8%	6.1%
Real estate activities	10.8%	9.6%	9.0%	8.7%	8.8%
Public administration	5.1%	4.8%	4.7%	4.5%	4.3%
Other services	14.6%	13.8%	13.4%	13.2%	13.5%
Total	73.8%	71.3%	71.1%	70.1%	71.4%
Plus Import Taxes(3)	2.6%	2.7%	2.8%	2.6%	2.5%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2018 constant dollars, thus are not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 71.5% of GDP in chained volume measure from 2020 to 2024. Services include real estate; transportation, storage and mail; information and communications; commerce, restaurants and hotels; financial and insurance; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, transportation storage and mail sector and real estate sector represent significant percentages of real GDP (estimated to be 22.4%, 11.8% and 8.8%, respectively, of real GDP in 2024), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 22.4% of real GDP in 2024, 21.7% of real GDP in 2023, 21.5% of real GDP in 2022, 20.2% of real GDP in 2021, and 19.6% of real GDP in 2020. In 2024, commerce activities increased by 5.9% compared to 2023, mainly due to an increase in the sales volume of personal effects and household goods and fuels, among others. In 2024, the restaurants and hotels sector increased by 8.9% compared to 2023, mainly due to the performance of restaurant services and the increase in the entry of tourists and visitors to the country.

Transportation, Storage and Mail. The transportation, storage and mail sector, which includes ports, airports and rails, is the second largest component of the service sector and has been an important component of the Panamanian economy in recent years. It represented an estimated 11.8% of real GDP in chained volume measure in 2024, 11.6% of real GDP in 2023, 11.8% of real GDP in 2022, 11.2% of real GDP in 2021, and 10.9% of real GDP in 2020.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate activities represented an estimated 8.8% of the GDP in chained volume measure in 2024, 8.7% of the GDP in 2023, 9.0% of GDP in 2022, 9.6% of GDP in 2021 and 10.8% of GDP in 2020.

Financial Services and Insurance. The financial services and insurance sector represented an estimated 6.1% of GDP in chained volume measure in 2024, 5.8% of GDP in 2023, 6.2% of GDP in 2022, 6.7% of GDP in 2021 and 7.3% of GDP in 2020. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 31, 2024, consisted of two state-owned banks (BNP and Caja de Ahorros) and 60 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2024, banking sector assets and deposits totaled approximately U.S. $156.4 billion and U.S. $110.5 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2024, approximately 2,557 companies used the CFZ service facilities for a variety of trading activities. Total imports to the CFZ totaled U.S. $12.7 billion in 2024, a decrease of 35.7% compared to 2023. Total re-exports in 2024 were U.S. $12.2 billion, a decrease of 8.6% compared to 2023.

Panama Canal. In the PCA’s 2024 fiscal year, canal transits decreased to 11,240 transits from 14,080 transits in 2023, while cargo tonnage decreased to 210.3 million long tons from 285.8 million long tons in 2023. According to the PCA, toll revenues for fiscal year 2024 reached U.S. $3,179.1 million, a decrease of 5.1% compared to U.S.$3,348.4 million in fiscal year 2023, representing 3.7% of Panama’s estimated GDP for 2024 measured in nominal dollars. According to the PCA, transits decreased due to drought conditions during 2024, which affected water availability and caused the Panama Canal to reduce the number of daily transits for a period of time. See “Recent Developments — Panama Canal”.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 20.4% of GDP in chained volume measure in 2024, 20.3% of GDP in 2023, 19.0% of GDP in 2022, 18.3% of GDP in 2021, 17.3% of GDP in 2020.

Manufacturing represented an estimated 4.6% of GDP in chained volume measure in 2024, 4.7% of GDP in 2023, and 4.9% of GDP in 2022, 5.1% of GDP in 2021.and 5.4% of GDP in 2020. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity decreased by 47.7% in 2020 and represented an estimated 12.0% of GDP. The decrease was mainly due to suspension of construction projects during the COVID-19 pandemic. Construction activity increased by 28.7% in 2021 and represented an estimated 13.2% of GDP. This was due to the execution of private residential projects and public investment in infrastructure projects and single-family social housing programs. Construction activity increased by 17.7% in 2022 and represented an estimated 14.0% of GDP. This was mainly due to the development of public investment in infrastructure works, as well as the construction of residential and non-residential projects. Construction activity increased by 19.1% in 2023 and represented an estimated 15.6% of GDP. This was mainly due to the development of public investment in infrastructure works, as well as the construction of residential and non-residential projects. Construction activity increased by 4.7% in 2024 and represented an estimated 15.8% of GDP. This was mainly due to public investment in infrastructure, such as the construction of Line 3 of the Metro de Panama and the construction and rehabilitiation of roads, highways, streets, and sidewalks.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 4.5% of real GDP in 2024, 6.3% of real GDP in 2023, 6.6% of real GDP in 2022, 7.0% of GDP in 2021 and 5.5% of GDP in 2020. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 16.4% in 2024. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2024, the value of agricultural production (which includes fisheries production) is estimated to have increased by 4.7%, after having increased by 0.5% in 2023. In 2024, the value of the mining sector is estimated to have decreased by 45.6%, after having increased by 3.5% in 2023, mainly due to the closure of copper ore and concentrate extraction operations. The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S. $12.9 billion in 2024. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2024:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2024 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$16,269.4	1,385.1	806.9	323.2	250.0
Empresa Nacional de Autopistas (“ENA”) (highway)	$962.7	336.8	165.2	34.3	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electric transmission)	$1,271.3	376.9	127.2	8.2	0.0
Metro de Panama, S.A. (railway)	$6,646.3	4,760.0	54.9	(171.3)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,281.0	351.9	295.7	13.7	0.0
Caja de Ahorro (banking)	$6,605.2	365.4	379.1	34.7	15.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2024.

Sources: BNP, ENA, ETESA, Metro de Panama, AITSA and Caja de Ahorros.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. As of December 31, 2024, audited financial statements by BNP, trustee of the fund, show total assets of the fund totaling U.S. $1.6 billion. Audited financial statements show total assets of the fund as U.S. $1.5 billion and U.S. $1.5 billion as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2021, audited financial statements showed total assets of the fund totaling U.S. $1.5 billion, compared to total assets of U.S. $1.5 billion as of December 31, 2020. The FAP Technical Secretariat has invested part of the principal of the FAP with Goldman Sachs Asset Management L. P., Morgan Stanley Investment Management Inc., BlackRock Financial Management Inc., Neuberger Berman Investment Adviser, Alpinvest Partners (The Carlyle Group), March Capital Partners, Varsity Healthcare, Fondo de Infraestructura JPM, and Fondo de Infraestructura BlackRock. As of December 31, 2024, the international asset managers had U.S. $1.6 billion under management. See “The Panamanian Economy —Reforms and Development Programs —Social Development” for more information regarding the FAP.

Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. Since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Autoridad Nacional de los Servicios Públicos (“ASEP”).

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each entity owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law provided that up to 10% of the stock of each company would be made available for the benefit of employees. In 1998 and 1999, 51% of the stock of three IRHE distribution companies, 49% of the stock of the hydroelectric generating companies and 51% of the stock of the thermoelectric generating company were sold. Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2024, the Government received U.S. $83.5 million of dividends from its shares in electricity companies. In 2024, AES Panama, S.A. paid U.S. $33.9 million in dividends, Enel Fortuna paid U.S. $9.4 million in dividends, EDEMET- EDECHI paid U.S. $17.1 million in dividends and Elektra Noreste, S.A. paid U.S. $23.1 million in dividends. ETESA, ESEPSA (Naturgy) and Bahia Las Minas Corp did not pay dividends in 2024.

ETESA is authorized by ASEP to provide high-tension electric energy transmission service to the public under a concession contract that was valid until 2025 and was extended through 2049. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2024, the total length of the 230 kV lines was 2,868.5 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 40.8 km in simple circuit lines. On May 2, 2019, ETESA issued U.S. $500,000,000 aggregate principal amount of its 5.125% Global Bonds due 2049, the net proceeds of which were used to repay short-term debt. On July 14, 2022, ETESA issued U.S. $120,000,000 aggregate principal amount of its 4.850% Bonds due 2027 and U.S. $55,000,000 aggregate principal amount of its 5.400% Bonds due 2032, in order to finance projects pertaining to the Expansion Plan for the National Interconnected System in the following years.

With the aim of increasing the high voltage power transmission capacity, reducing system losses, increasing security and offering support to the National Interconnected System, ETESA is overseeing the construction of the fourth transmission line coming from the west of the country, in Bocas del Toro, from a new substation called Chiriquí Grande, to the new Panama III substation in Panama City. This new line will run through the Atlantic sector of the country. The construction of the fourth transmission line is part of the Expansion Plan for the National Interconnected System, which was approved by ASEP through Resolution AN No. 16062-Elec of April 28, 2020. The project has an estimated construction period of three years and is expected to yield a 500 kV double circuit line with an approximate length of 330 km. The new line is expected to have a transmission capacity at the 230kV stage of 589MW under normal operating conditions and 797MW in emergency conditions, and a transmission capacity at the 500kV stage of 1280MW under normal operating conditions and 1,856MW in emergency conditions. In July 2025, ETESA delivered to ASEP the Expansion Plan for the National Interconnected System (“PESIN”) 2024-2025, which includes as a long-term project the Fourth Transmission Line Chiriquí Grande – Panama; therefore, at this moment we are awaiting the procedure with ASEP to submit the information that will allow us to support the project and achieve its approval.ETESA is performing feasibility studies with respect to the project.

Panama currently has high electricity rates (an average of 20.6 cents per kilowatt-hour as of December 31, 2024), and demand for electricity in 2024 increased by 4.2% from 2023. As of December 31, 2024, Panama had an installed generating base of 5,045.1 megawatts (“MW”), of which 1,847.6 MW (36.6%) were hydroelectric, 2,166.0 MW (42.9%) were thermoelectric, 696.0 MW (13.8%) were photovoltaic power and 336.0 MW (6.7%) were wind power. In 2020, total energy generation in the wholesale market increased 0.7% and Panama registered gross generation of 10,887.5 GWh, of which 66.4% was hydroelectric, 25.3% thermoelectric and 8.3% from renewable sources. In 2021, total energy generation in Panama increased by 5.1% to 11,439.0 GWh, of which 71.3% was hydroelectric, 19.0% thermoelectric and 9.8% from renewable sources. In 2022, total energy generation in Panama increased by 3.6% to 11,845.9 GWh, of which 68.7% was hydroelectric, 20.6% was thermoelectric and 10.7% was from renewable sources. In 2023, total energy generation in Panama increased by 20.6% to 14,285.6 GWh, of which 42.8% was hydroelectric, 45.7% was thermoelectric and 11.5% was from renewable sources. In 2024, total energy generation in Panama decreased by 8.0% to 13,147.0 GWh, of which 60.1% was hydroelectric, 27.1% was thermoelectric and 12.9% was from renewable sources. The decrease in energy generation in 2024 was mainly due to a decrease in thermoelectric energy generation.

Liquefied Natural Gas. On August 17, 2018, a liquefied natural gas (“LNG”) terminal was inaugurated on Telfers Island, in the province of Colón. The project represents an investment of U.S. $1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3.

Gatun Generating Plant. On October 1, 2024 Generadora Gatún, a natural-gas-fired power plant located on Telfers Island, in the province of Colón, began commercial operations. The project represents an investment of U.S. $1.2 billion and is being developed by Grupo Energético Gas Panamá, with InterEnergy Group and AES Panama contributing 51% and 49% of the investment amount, respectively.

The plant is currently delivering 440 MW to the Panamanian electricity system, generated by two natural gas turbines. A third steam turbine with a capacity of 230 MW is expected to come online bringing the plant’s total capacity to 670 MW. With its total installed capacity, the plant seeks to strengthen the sustainability and reliability of Panama’s electricity system, reducing costs and improving supply. A 20-year contract with local distributors Ensa and Naturgy would allow for lower rates, and its scale opens up the possibility of exporting energy to the region.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service. In 1997, the then Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding U.S. $652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless Communications plc, is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. INTEL was historically profitable and regularly paid dividends in the pre-1996 period, but dividends decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. On May 16, 2016, Liberty Global plc completed its acquisition of Cable & Wireless Communications plc. Cable & Wireless Communications plc was delisted from the London Stock Exchange on that date and subsequently re-registered as a private limited company. On May 20, 2016, Cable & Wireless Communications plc converted into Cable & Wireless Communications Limited. To conform with the accounting procedures of Liberty Global plc, C&W Panama changed its fiscal year end from March 31 to December 31, effective for the fiscal year 2016. On January 2, 2018, Liberty Latin America Ltd. announced the completion of its spin-off from Liberty Global plc and its launch as an independent company with publicly traded shares on the NASDAQ Global Select Market, including Cable & Wireless Communications Limited among its group of companies.

On July 1, 2022, C&W Panama announced that it had completed the acquisition of the Panamanian operations of América Móvil S.A.B. through a purchase of the shares of Claro Panamá, S.A. for U.S. $200.0 million.

For the company’s fiscal year ended December 31, 2020, C&W Panama paid U.S.$14.3 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2021, C&W Panama paid U.S.$18.0 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2022, C&W Panama did not pay dividends to the Central Government. For the company’s fiscal year ended December 31, 2023, C&W Panama paid U.S. $44.9 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2024, C&W Panama paid U.S. $34.9 million in dividends to the Central Government.

In its fiscal year ended December 31, 2020, C&W Panama experienced a 14.2% decrease in revenue compared to the same period in 2019, mainly due to the COVID-19 pandemic and related economic shutdown. In its fiscal year ended December 31, 2021, C&W Panama experienced a 9.0% increase in revenue compared to the same period in 2020, mainly due to increased non-recurring revenue from long-term government-related projects, some of which were put on hold during 2020 due to the impact of COVID-19. In its fiscal year ended December 31, 2023, C&W Panama experienced a 2.0% increase in revenue compared to the same period in 2022, mainly to lower debt expense and value capture activities related to the Claro Panamá acquisition, partly offset by higher direct costs in connection with government-related projects. In its fiscal year ended December 31, 2024, C&W Panama experienced a 1.0% increase in revenue compared to the same period in 2023, mainly by the combination of products and synergies from the acquisition of Claro Panamá.

As of December 31, 2024, the telecommunications market comprised approximately 244 operating companies and 467 companies authorized to operate telecommunication concessions. As of December 31, 2024, there were approximately 712,677 operating telephone lines in the country with an estimated line penetration rate of 16.0 lines per 100 inhabitants. As of December 31, 2024, there were approximately 6.1 million active cellular telephone lines.

Water. The national water and sewage utility is IDAAN, which, as of 2024, serves approximately 73% of the population for which it is responsible (which constitutes 75% of the total population) through its 54 water purification plants, 2 filtration galleries, 201 pumping stations, and 604 underground wells. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 37%. Unlike INTEL and IRHE, which had generally paid dividends to the Central Government on an annual basis prior to privatization and required no Central Government funding, IDAAN has required periodic transfer payments from the Central Government to meet its operating and capital expenses.

Air Transportation. Law No. 23 of January 29, 2003 prescribes the regulatory framework for the administration of Panama’s airports and airdromes and establishes that the companies covered by it will be autonomous, but 100% of shares shall be owned by the state and non-transferable.

AITSA, which was inaugurated in 1947, was under the administration of the Civil Aviation Authority until 2003. After the implementation of Law No. 23 of 2003, the new administrative structure led to the creation of AITSA, an autonomous company whose shares are 100% owned by the state. AITSA plays a fundamental role within the national airport system and the logistics network of the country. In 2020, AITSA handled 4.5 million passengers and had 61 airlines in operation. In 2020, AITSA did not declare dividends to the Central Government due to a drop in revenues as a result of closure of the airport to international flights because of the COVID-19 pandemic. In 2021, AITSA handled 9.2 million passengers and had 36 airlines in operation. In 2021, AITSA did not declare dividends to the Central Government mainly due to a loss on the modification of bonded indebtedness. In 2023, AITSA handled 17.8 million passengers and had 31 airlines in operation. In 2023, AITSA paid U.S. $18.5 million in dividends to the Central Government. In 2024, AITSA handled 19.3 million passengers and had 42 airlines in operation. In 2024, AITSA did not pay dividends to the Central Government.

On August 6, 2021, AITSA issued U.S.$1,855,000,000 aggregate principal amount of its Senior Secured Notes due 2041 and 2061. The proceeds from the issuance were used to increase liquidity, service debt and repurchase its 5.625% Senior Secured Notes due 2036 (the “2036 Notes”) and 6.000% Senior Secured Notes due 2048 (the “2048 Notes”) by means of a tender offer. After the tender offer, AITSA redeemed all of the remaining 2036 Notes and 2048 Notes that were not tendered.

On June 22, 2022, AITSA’s new Terminal 2 began operations. The new terminal has 20 boarding gates and the installed capacity to handle up to 10 million additional passengers per year. The new terminal increases the airport’s total operational capacity to 54 boarding gates and 12 remote aircraft parking positions.

Road Transportation. The national highway company is ENA, which was created by Law No. 76 of November 15, 2010, as a Panamanian corporationy whose shares are 100% owned by the Government. ENA’s main activity is the acquisition of shares from companies to which the Government has granted concessions for the construction, conservation, maintenance and management of roads and highways. Through ENA’s subsidiaries ENA Sur, S.A., ENA Norte, S.A., and ENA Este, S.A., the company operates the Corredor Norte, Corredor Sur and Corredor Este toll roads.

On November 19, 2020, ENA Master Trust issued U.S.$400,000,000 aggregate principal amount of its 4.000% Senior Secured Notes due 2048, which proceeds were used (i) to redeem in full ENA Sur Trust’s 5.750% Series 2011 Class A Notes Due 2025, ENA Sur Trust’s 5.250% 2011 Class B Series Notes Due 2025 and ENA Este Trust’s 6.000% Notes Due 2024; (ii) to fund certain accounts of ENA Master Trust; (iii) to invest in capital projects of ENA Sur and ENA Este; (iv) to pay certain expenses; and (v) for other general corporate purposes.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2020, MIT handled approximately 2.7 million TEUs of cargo and containers. In 2021, MIT handled approximately 2.8 million TEUs of cargo and containers. In 2022, MIT handled approximately 2.7 million TEUs of cargo and containers. In 2023, MIT handled approximately 2.6 million TEUs of cargo and containers. In 2024, MIT handled approximately 2.7 million TEUs of cargo and containers.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was U.S. $80 million, and Evergreen began operations in the fourth quarter of 1997. In 2020, the container port in Colón moved approximately 714,441 TEUs of cargo and containers. In 2021, the container port in Colón moved approximately 1.1 million TEUs of cargo and containers. In 2022, the container port in Colón moved approximately 1.4 million TEUs of cargo and containers. In 2023, the container port in Colón moved approximately 1.4 million TEUs of cargo and containers. In 2024, the container port in Colón moved approximately 1.6 million TEUs of cargo and containers.

The Panama Ports Company (“PPC”), a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Central Government under a renewable 25-year concession, granted in 1996, were set at approximately U.S.$22.2 million plus 10.0% of revenues. In addition, an initial upfront grant to the Central Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the U.S.$22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, PPC paid the Central Government U.S.$102 million in back fees and initiated an expansion of the Port of Cristobal, which is part of its U.S.$1.0 billion ports expansion program. PPC has already invested approximately U.S.$500 million in the expansion of maritime operations of both ports. By Resolution J.D. No. 043-2021 of June 23, 2021, the Panama Maritime Authority authorized the automatic extension of concession rights granted to PPC for an additional period of 25 years (until January 31, 2047). In addition, the resolution instructed the Government to subscribe to the Shareholders Agreement that guarantees a minimum annual payment of dividends in favor of the Government, in the amount of U.S.$7.0 million. As of December 31, 2020, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2021, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2022, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2023, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2024, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 73 cranes (25 quay cranes and 48 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 42 cranes (13 quay cranes and 29 RTG’s).

In 2020, Port Balboa handled approximately 2.0 million TEUs of cargo and containers. In 2021, Port Balboa handled approximately 2.3 million TEUs of cargo and containers. In 2022, Port Balboa handled approximately 2.2 million TEUs of cargo and containers. In 2023, Port Balboa handled approximately 2.3 million TEUs of cargo and containers. In 2024, Port Balboa handled approximately 2.6 million TEUs of cargo and containers.

In 2020, the Port of Cristobal handled approximately 1.1 million TEUs of cargo and containers. In 2021, the Port of Cristobal handled approximately 1.1 million TEUs of cargo and containers. In 2022, the Port of Cristobal handled approximately 913,911 TEUs of cargo and containers. In 2023, the Port of Cristobal handled approximately 888,306 TEUs of cargo and containers. In 2024, the Port of Cristobal handled approximately 1.1 million TEUs of cargo and containers.

Banking. The public banking sector consists of two institutions: BNP and Caja de Ahorros (a savings bank). By law, the Government is responsible for the liabilities of these institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, the two institutions had approximately 18.0% of deposits and 16.3% of assets in the national banking system as of December 31, 2024. As of December 31, 2024, the Government had not announced any plans to privatize these financial institutions. The Panamanian public sector includes two other significant financial institutions that are not part of the banking sector: Banco de Desarrollo Agropecuario and Banco Hipotecario Nacional. See “Financial System—the Banking System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-tax revenue. In 2009, ASEP carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008, in Cabinet Resolutions No. 66 and No. 67, ASEP awarded Claro Panamá S.A. and Digicel Panamá S.A contracts to provide personal communications services in the Republic. Claro Panamá S.A.’s contract was awarded for U.S.$73.1 million, and Digicel Panamá S.A.’s contract was awarded for U.S.$86.0 million. On June 22, 2022, through Cabinet Resolution No. 69, C&W Panama was authorized to substitute Radiomovil Dipsa, S.A. de C.V. as operator of Claro Panamá, S.A. within the concession granted through Concession Contract No.11-2008 of May 27, 2008, and ASEP was authorized to unify the concession contracts of C&W Panama and Claro Panamá, S.A.

In August 2013, Law No. 48 was approved, which modified Law No. 38 of 2012, which created the FAP. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters when such damage represents at least 0.5% of nominal GDP or more. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year, 50% of the contributions from the Panama Canal to the National Treasury exceeding 2.25% of GDP from 2020 onwards will be transferred to the FAP.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal is approximately 50 miles from the Atlantic Ocean to the Pacific Ocean. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Panama Canal plays a significant role in the Panamanian economy. In the Panama Canal Authority’s (“PCA”) 2024 fiscal year ending on September 30, 2024, Canal transits decreased to 11,240 from 14,080 in fiscal year 2023, while cargo tonnage in fiscal year 2024 decreased to 210.3 million long tons from 285.8 million long tons in fiscal year 2023. Both decreases are a result of transit restrictions imposed due to low water levels in Lake Gatun caused by the El Nino phenomenon. According to the PCA, toll revenues for fiscal year 2024 amounted to U.S. $3,179.1 million, a decrease of 5.1% compared to U.S. $3,348.4 million in fiscal year 2023. In the PCA’s 2023 fiscal year ending on September 30, 2023, Canal transits decreased to 14,080 from 14,239 in fiscal year 2022, while cargo tonnage in fiscal year 2023 decreased to 285.8 million long tons from 294.1 million long tons in fiscal year 2022. According to the PCA, toll revenues for fiscal year 2023 reached U.S. $3,348.4 million, an increase of 10.6% compared to U.S. $3,028.0 million in fiscal year 2022. In the PCA’s 2022 fiscal year ending on September 30, 2022, Canal transits increased to 14,239 from 13,342 in fiscal year 2021, while cargo tonnage in fiscal year 2022 increased to 294.1 million long tons from 291.7 million long tons in fiscal year 2021. According to the PCA, toll revenues for fiscal year 2022 reached U.S. $3,028.0 million, an increase of 2.0% compared to U.S. $2,968.2 million in fiscal year 2021. In the PCA’s 2021 fiscal year ending on September 30, 2021, Canal transits decreased to 13,342 from 13,368 in fiscal year 2020, while cargo tonnage in fiscal year 2021 increased to 291.7 million long tons from 255.7 million long tons in fiscal year 2020. According to the PCA, toll revenues for fiscal year 2021 reached U.S. $2,968.2 million, an increase of 11.5% compared to U.S. $2,663.2 million in fiscal year 2020.

On average, from the Canal’s 2020 fiscal year through its 2024 fiscal year, transits through the Canal decreased by 3.6% and cargo tonnage decreased by 2.7% per annum. Factors such as the COVID-19 pandemic’s impact on global trade, the historic water crisis and prolonged drought due to the El Niño phenomenon, competition from other alternative routes, and global economic volatility contributed to the decrease in transits and cargo through the Panama Canal during the five-year period. On average, from fiscal year 2020 to fiscal year 2024, toll revenues increased by 4.3% per annum, primarily due to the auction of additional reservations to transit the Canal.

As of September 30, 2024, the Canal’s total work force (which includes temporary and permanent workers) was 8,560. Of the 2024 total work force, 7,540 were men (88%) and 1,020 were women (12%).

The following table sets forth the Canal’s statistical and financial information for fiscal years 2020 through 2024 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2020	13,369	$2,663	$255.7
2021	13,342	$2,968	$291.7
2022	14,239	$3,028	$294.0
2023	14,080	$3,348	$285.8
2024	11,240	$3,179	$210.3

Source: Panama Canal Authority.

The Panama Canal Treaty of 1977

In September 1977, the governments of Panama and the United States signed two treaties with regard to the Canal, both effective as of October 1, 1979. The first treaty, known as the Panama Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone. The Panama Canal Treaty of 1977 also granted the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama assumed full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty Concerning the Permanent Neutrality and Operation of the Panama Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Panama Canal Treaty of 1977. Pursuant to the Panama Canal Treaty of 1977, the United States gradually transferred former Canal Zone land and facilities to Panama beginning in 1979. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority

The Panama Canal Commission

The Panama Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a bi-national agency of the executive branch of the United States government responsible for managing and operating the Canal until the expiration of the Panama Canal Treaty on December 31, 1999, when Panama assumed full responsibility for the Canal. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed.

Pursuant to the Panama Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis, with its income not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that a reliable and efficient service would be continually provided and would be based primarily on future traffic projections. Investment was financed with PCC’s resources derived from toll and other revenues. In the 1980s, the Canal typically operated at close to capacity in terms of numbers of transits, and the PCC decided to increase capacity to avoid backlog and permit overhaul work. Hence, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) planned and undertook several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001, the PCA completed the widening of the Gaillard Cut, a project that the PCC had begun in 1992 and which cost approximately U.S.$232.3 million. Other major maintenance programs, such as the overhaul of the locks, were successfully completed. The PCA initiated the deepening of Lake Gatun and the Gaillard Cut in 2002, and completed the project in September 2009 for approximately U.S.$113.6 million.

The Panama Canal Expansion Project

The National Assembly approved a canal expansion plan on July 14, 2006, which was approved in a national referendum on October 22, 2006. The expansion plan included Pacific locks, water supply improvements, Atlantic locks, waterway improvements, and improvement of access channels for new locks and existing navigational channels. The plan provided that the project would be funded entirely by the PCA, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The PCA would obtain a portion of these resources through an increase in tolls. Water-saving basins would be built alongside the new locks, which would reuse 60% of the water from each transit.

On June 26, 2016, a third set of canal locks, which resulted from the Panama Canal expansion project, started operations. These locks are located at the Atlantic Ocean (the locks of Agua Clara) and Pacific Ocean (the locks of Cocolí) entrances to the Canal. Each of the new complexes of locks consists of three chambers, nine water reutilization basins, a side filling and emptying system and a redundant system with eight rolling gates. The chambers measure 55 meters wide, 427 meters long and 18.3 meters deep. The third set of locks allows for the passage of larger vessels with beams of 32.6 meters or greater, lengths of 294.4 meters or greater, or cargo capacities of approximately 14,000 TEU (“Neopanamax vessels”) which cannot cross through the Canal’s smaller locks.

In contrast, the Canal’s smaller Miraflores, Pedro Miguel and Gatun locks measure 33.5 meters wide and 304.8 meters long, and the largest vessels that can be accommodated in these locks are known as “Panamax” vessels. Vessels of “Panamax” dimensions, but which require a draft larger than 39.5 feet are known as “Panamax plus” vessels. “Regular” vessels (with beams of less than 27.7 meters) and “super” vessels (with beams between 27.7 and 32.62 meters, lengths up to 294.4 meters, and drafts up to 39.5 feet) also transit the Canal’s locks.

During the fiscal year ended September 30, 2020, approximately 475.2 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 238.2 million tons (50%) transited in Neopanamax vessels, 206.4 million tons (44%) transited in supertankers, 24.2 million tons (5%) transited in regular ships and 6.4 million tons (1%) transited in Panamax plus ships. During the fiscal year ended September 30, 2021, approximately 516.7 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 273.0 million tons (53%) transited in Neopanamax vessels, 210.6 million tons (41%) transited in supertankers, 22.0 million tons (4%) transited in regular ships and 11.1 million tons (2%) transited Panamax plus ships.

During the fiscal year ended September 30, 2022, approximately 518.8 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 265.3 million tons (51%) transited in Neopanamax vessels, 220.0 million tons (42%) transited in supertankers, 23.7 million tons (5%) transited in regular ships and 9.9 million tons (2%) transited Panamax plus ships. During the fiscal year ended September 30, 2023, approximately 511.1 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 267.1 million tons (52%) transited in Neopanamax vessels, 210.8 million tons (41%) transited in supertankers, 25.9 million tons (5%) transited in regular ships and 7.3 million tons (2%) transited in Panamax plus ships.

In December 2008, the PCA signed a U.S.$2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which was estimated to cost approximately U.S.$5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, CAF and the International Finance Corporation (“IFC”) agreed to provide approximately U.S.$800 million, U.S.$500 million, U.S.$400 million, U.S.$300 million and U.S.$300 million, respectively, in financing to the PCA. By September 2014, the PCA had received the full U.S. $2.3 billion disbursement. The remaining funds for the expansion project derived from capital market transactions and the Canal’s regular business operations, including the implementation of toll increases. To reduce the risk of a toll increase causing lower demand, the PCA employed a three-year phase-in period designed to generate the appropriate cash flows needed to finance a significant portion of the expansion project. On September 24, 2015, the PCA issued U.S.$450 million of bonds due 2035 to contribute to the financing of the construction of the Atlantic bridge.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion.

On June 24, 2019, GUPCSA completed a three-year maintenance contract with the PCA in the Expanded Canal. Maintenance activity has since been taken over by the PCA’s internal locks management division.

Disputes Related to the Construction of the Third Set of Locks

The Panama Canal expansion project was originally scheduled to start operations by year-end 2014, with the third set of locks to be completed by November 2014. However, many issues arose during construction of the third set of locks, including cost overruns and construction delays.

Pursuant to the contract for construction of the third set of locks, disputes could be submitted to a Dispute Adjudication Board (“DAB”), whose determinations could be challenged in an arbitration conducted pursuant to the International Chamber of Commerce (“ICC”) Rules of Arbitration. Both the PCA and GUPCSA filed a large number of claims with the DAB. The DAB claims were eventually challenged and consolidated into five ICC arbitrations:

1.

The first, known as the arbitration concerning the cofferdam (the “Cofferdam Arbitration”), involved a claim by GUPCSA for U.S.$194 million in alleged added costs and for a 247-day extension due to allegedly unanticipated and unforeseeable ground conditions in the area of the cofferdam at the Pacific entrance to the Canal which required additional dredging work and a re-design of the cofferdam. GUPCSA’s claim was denied by the ICC tribunal. The Cofferdam Arbitration concluded in July 2017 with an award denying compensation and the 247-day extension and awarding the PCA over U.S.$22 million to cover legal fees in connection with the arbitration, as well as U.S.$900,000 towards arbitration costs.

2.

The second, known as the “Concrete Aggregate Arbitration”, involved claims by GUPCSA related to cost overruns as a result of (a) unforeseen foundation conditions, (b) the alleged unsuitability of the concrete aggregates onsite, (c) the PCA’s refusal to accept noncompliant concrete mix designs, and (d) the PCA’s requirement that onsite testing laboratories be run by third parties, among other issues. In September 2020, the arbitral tribunal issued a partial award, dismissing GUPCSA’s claims related to the concrete aggregate suitability and the concrete mix designs, but accepting that certain of the foundation conditions resulted in additional expenses for GUPCSA and that the requirement to have onsite laboratories run by third party organizations was a variance from the contract for which GUPCSA was entitled to compensation. The tribunal also dismissed GUPCSA’s claim for a time extension and the PCA’s counterclaim for delay damages. On November 25, 2020, GUPCSA filed with the United States District Court for the Southern District of Florida a motion to vacate the tribunal’s partial award. In February 2021, the arbitral tribunal issued a final award, ordering GUPCSA to pay U.S.$271.8 million to the PCA. The PCA submitted a motion in opposition and a cross-motion to the District Court for the Southern District of Florida to confirm and enforce the award. On November 18, 2021, the District Court issued an order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award. On December 17, 2021, GUPCSA filed a notice of appeal as to the District Court’s order. After considering the appeal, on August 18, 2023, the United States Court of Appeals for the Eleventh Circuit affirmed the District Court’s order, confirming the arbitral award in favor of the PCA. GUPCSA sought to appeal the Eleventh Circuit’s decision, but the United States Supreme Court denied certiorari, effectively upholding the arbitral award in favor of the PCA.

3.

The third, known as the arbitration concerning the Lock Gates, involved a claim by GUPCSA against the PCA, seeking to obtain approximately U.S.$671 million for additional costs incurred during construction of the lock gates, increased labor costs and shareholder claims for return on investment. The final hearing was held between July 27, 2022 and July 28, 2022. In 2023, the ICC arbitral tribunal issued its final award, rejecting all of GUPCSA’s claims related to additional construction costs and shareholder claims, but concluding that GUPCSA could be entitled to receive partial compensation of approximately U.S.$34 million for increased labor costs, subject to the final conclusion of the so-called “Disruptions Arbitration” (described below). Finally, the tribunal ordered GUPCSA to pay the PCA approximately U.S.$20.6 million for legal costs and expenses.

4.

The fourth, known as the arbitration concerning the Advance Payments, involved claims by the PCA to recover advance payments it had made to GUPCSA during the construction of the third set of locks. In 2018, the arbitral tribunal issued its final award, ordering GUPCSA to repay the advance payments to the PCA totaling approximately U.S.$847 million, and allowing the PCA to draw on over U.S.$13 million in an additional guarantee for interest on delayed payment of the initial advance. GUPCSA was also ordered to pay most of the PCA’s legal fees and costs, amounting to approximately U.S.$6 million.

5.

The fifth, known as the “Disruptions Arbitration”, involves disruptions which allegedly affected GUPCSA’s performance of the contract. On October 15, 2021, GUPCSA presented a consolidated claim for payment of U.S.$3,586 million from the PCA in connection with this arbitration. The claim is detailed as the sum of U.S.$2,435 million owed to GUPC; U.S.$615.2 million owed to Sacyr; U.S.$469.5 million owed to Webuild S.p.A (formerly Impregilo S.p.A.); and U.S.67.1 million owed to Jan De Nul n.v. This is the only arbitration by GUPCSA against the PCA which remains ongoing, and it is currently in the briefing stage.

Individual shareholders of the GUPCSA consortium have also filed arbitrations against the Republic of Panama pursuant to bilateral investment treaties:

1.

In August 2018, Sacyr filed a request for arbitration against the Republic of Panama pursuant to the UNCITRAL Arbitration Rules and the bilateral investment treaty between Spain and Panama. Sacyr, without specifying a claim amount, alleged that the Republic violated several of the treaty’s provisions, thereby failing to protect Sacyr’s investment with respect to the Canal expansion project. In February 2022, the arbitral tribunal rejected Panama’s preliminary arguments that the PCA’s actions could not be attributed to the Republic. The arbitration is still ongoing. After bifurcating the merits and damages phases of the arbitration in early 2024, the tribunal held a hearing on the merits in June 2024, and a decision on the merits (but not damages) is pending.

2.

In 2020, Salini-Impregilo S.p.A., now known as Webuild S.p.A., filed a formal request for arbitration against the Republic of Panama at the International Centre for Settlement of Investment Disputes pursuant to the bilateral investment treaty between Italy and Panama. Salini-Impregilo claimed that actions and omissions of the Republic had affected its rights under the investment treaty with respect to the design and construction of the third set of locks of the Panama Canal, and that it should be compensated for damages that it estimated to exceed U.S.$2.2 billion. The parties continue to exchange pleadings, and a hearing is expected to take place in October 2025.

The aforementioned arbitrations are against the Republic of Panama, and are therefore being managed, by the Ministry of Economy and Finance, which legally represents the Republic of Panama in all arbitrations brought against it.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the National Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the PCC on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal after covering the funds for its investment program and necessary reserves. The PCA is exempt from paying any tax, duty, fee, charge or contribution, of a national or municipal nature, with the exception of social security, educational insurance, professional risks and fees for public services.

In fiscal year 2020, the PCA had a surplus of US$1,710.1 million, an increase of 14.3% compared to U.S.$1,495.8 million in 2019. In 2020, the PCA transferred U.S.$1,824.1 million to the Central Government. In fiscal year 2021, the PCA had a surplus of U.S.$2,136.0 million, an increase of 24.9% compared to U.S.$1,710.1 million in 2020. In 2021, the PCA transferred U.S.$2,080.6 million to the Central Government. In fiscal year 2022, the PCA had a surplus of U.S.$2,411.6 million, an increase of 12.9% compared to U.S.$2,136.0 million in 2021. In 2022, the PCA transferred U.S.$2,494.4 million to the Central Government. In fiscal year 2023, the PCA had a surplus of U.S.$3,205.7 million, an increase of 32.9% compared to U.S.$2,411.6 million in 2022. In 2023, the PCA transferred U.S.$2,544.5 million to the Central Government. In fiscal year 2024, the PCA had a surplus of U.S.$3,438.6 million, an increase of 7.3% compared to U.S.$3,205.7 million in 2023. In 2024, the PCA transferred U.S.$2,470.8 million to the Central Government.

On September 27, 2023, the plenary session of the National Assembly approved the PCA’s Budget for the fiscal year 2024, which estimated revenues of U.S.$4,776.5 million for the fiscal period running from October 1, 2023 to September 30, 2024. The budget projected dividends to the Central Government of U.S.$2,470.8 million, a 2.9% decrease from U.S.$2,544.6 million in dividends projected for 2023, mainly due to the severe drought resulting from the El Niño phenomenon which caused water shortages and restrictions on daily Canal transits. On August 27, 2024, the plenary session of the National Assembly approved the PCA’s Budget for the fiscal year 2025, which estimated revenues of U.S.$5,623.5 million for the fiscal period running from October 1, 2024 to September 30, 2025. The budget projects dividends to the Central Government of U.S.$2,789.5 million, a 12.9% increase over U.S.$2,470.8 million in dividends projected for 2024.

The following table sets forth the Canal’s financial contributions to the Government for PCA fiscal years 2020 through 2024 (each ended on September 30):

TABLE NO. 9

Panama Canal Direct Contributions to Central Government

Fiscal Year	Fiscal Surplus Transferred	Portion of Revenues from Tolls and Public Services Transferred	Total Transferred to National Treasury
	(in millions of U.S. Dollars)
2020	$1,281.4	$542.7	$1,824.1
2021	$1,487.8	$592.8	$2,080.6
2022	$1,894.0	$600.4	$2,494.4
2023	$1,942.7	$601.9	$2,544.5
2024	$1,952.4	$518.4	$2,470.8

Source: Panama Canal Authority.

For the 2024 fiscal year, the PCA paid the Central Government U.S.$2,470.8 million in dividends, a decrease of 2.9% compared to U.S.$2,544.6 million in dividends the PCA paid to the Central Government in fiscal year 2023. For the 2023 fiscal year, the PCA paid the Central Government U.S.$2,544.5 million in dividends, an increase of 2.0% compared to U.S.$2,494.4 million in dividends the PCA paid to the Central Government in fiscal year 2022. For the 2022 fiscal year, the PCA paid the Central Government U.S.$2,494.4 million in dividends, an increase of 19.9% compared to U.S.$2,080.6 million in dividends the PCA paid to the Central Government in fiscal year 2021. For the 2021 fiscal year, the PCA paid the Central Government U.S.$2,080.6 million in dividends, an increase of 14.0% compared to U.S.$1,824.1 million in dividends the PCA paid to the Central Government in fiscal year 2020. For the 2020 fiscal year, the PCA paid the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million in dividends the PCA paid to the Central Government in fiscal year 2019.

Of the total dividends paid to the Central Government for fiscal year 2024, the PCA paid U.S.$518.4 million from tolls and services, a decrease of 13.9% compared to U.S.$601.9 million for the 2023 fiscal year. Of the total dividends paid to the Central Government for fiscal year 2023, the PCA paid U.S.$601.9 million from tolls and services, an increase of 0.2% compared to U.S.$600.4 million for the 2022 fiscal year. Of the total dividends paid to the Central Government for fiscal year 2022, the PCA paid U.S.$600.4 million from tolls and services, an increase of 1.2% compared to U.S.$592.8 million for the 2021 fiscal year. Of the total dividends paid to the Central Government for fiscal year 2021, the PCA paid U.S.$592.8 million from tolls and services, an increase of 9.2% compared to U.S.$542.7 million for the 2020 fiscal year. For the 2020 fiscal year, the PCA paid to the Central Government U.S.$542.7 million from tolls and services, an increase of 1.5% compared to U.S.$534.5 million for the 2019 fiscal year.

The following table sets forth the Panama Canal’s contribution’s to Panama’s GDP, both in the form of direct contributions to the Government and in the form of indirect contributions to the economy, including the provision of salaries to workers, payment of taxes, and spending on goods and services:

TABLE NO. 10

Panama Canal Contributions to Gross Domestic Product

Fiscal Year	Direct Contributions (Surpluses, Services and Tolls)	Total Contributions (Direct and indirect contributions to the economy)
	(as a percentage of GDP)
2020	2.7%	3.8%
2021	4.0%	5.3%
2022	3.7%	5.1%
2023(E)	3.1%	4.5%
2024(E)	2.9%	4.2%

(E)	Estimated Figures

Source: Panama Canal Authority.

Water Conservation and Management

In view of the climatic changes that impact the availability of water in and around the Panama Canal (including lower rainfall, the El Niño phenomenon and drought), the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other; (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits; and (iii) draft reductions in the locks.

In January 2020, the PCA announced that as of February 15, 2021, it would impose a surcharge fee for the use of potable water due to climate change and droughts that have directly affected Panamanians and the Panama Canal. The new fees include a fixed payment of U.S.$10,000 for vessels greater than 38.1 meters long and 27.7 meters wide that cross the Canal. In addition, these vessels must pay a variable surcharge of between 1% and 10% of the cost of the toll depending on the water levels of Lake Gatun. This surcharge generated revenues of U.S.$457 million from February 2020 to September 2022. On September 25, 2023, the PCA announced that as of October 1, 2023, the charge for potable water use would be adjusted, with a 50% reduction in the variable rate, given the rising water levels of Lake Gatun. Thus, the average reduction for Neopanamax vessels would be U.S.$19,700 per transit and for Panamax vessels, U.S.$6,800 per transit.

On September 8, 2020, the PCA announced that it expected to develop a new water management system to increase the water supply to the Canal and the surrounding population. The PCA published the specifications for the prequalification of those interested in participating as bidders for the design, construction and implementation of an optimized water resource management system, which would ensure the availability of water for human consumption and operations, as well as the competitiveness of the Canal, considering sustainable development and socio-environmental management.

On September 26, 2022, the Panama Canal began implementing its Flood Control Plan. The Flood Control Plan is executed annually during the period of the highest rainfall in the Panama Canal Watershed, and includes monitoring the hydro-meteorological conditions in the watershed by a team of meteorologists and hydrologists with the objective of identifying, preventing and responding to any flood threat to the surrounding communities, workers and canal structures. As of September 2022, the Panama Canal Watershed had received 1,579 millimeters of rain, 25% above the historical average, as a result of the La Niña phenomenon.

During fiscal year 2022, the PCA and the Panamanian Technical University created el Centro de Innovación, Investigación y Tecnología Hidroambiental (CITEC). CITEC was created to conduct research on hydrometeorology, sustainable agriculture, water sources and protection of the Panama Canal Watershed.

During the first half of 2023, the Panama Canal Watershed experienced the lowest-recorded levels of rainfall as compared to other equivalent periods during the previous 73 years.

On March 19, 2023, the PCA announced that draft reductions would be made due to the scarcity of water resources. In April 2023, the PCA reduced the draft in Neopanamax locks from the maximum allowed of 50 feet to 47.5 feet, which also reduced the volume of cargo that ships could carry during transit. On July 25, 2023, the PCA again lowered the draft to 44 feet, which allowed an average of 32 vessels to pass through the Canal per day. The PCA took similar measures during the last severe drought in 2019, temporarily reducing the draft in the Neopanamax locks to 44 feet. On August 26, 2023, the PCA announced that the draft would remain low for up to one year, allowing a maximum of 32 vessels per day to transit the Canal. The reduction of the draft and the resulting decrease in the maximum number of daily transits through the Canal increased wait times.

The PCA’s Water Manager explained that the lower draft was a water-conservation measure, and confirmed that the PCA was evaluating other measures that can be taken to increase water levels, such as adding water flows from nearby Río Indio and other neighboring water basins.

The lakes surrounding the Panama Canal, in addition to supplying water to the Canal for its operations, also supply water for more than 50% of the country’s population. Eight water treatment plants obtain water from Lake Gatun, while Lake Alahuela supplies water to the Federico Guardia Conte water treatment plant in Chilibre, the largest water treatment plant in the country. As of August 28, 2023, the water level at Lake Gatun measured 79.49 feet above sea level, while the normal maximum water level is 87.50 feet. The water level at Lake Alajuela measured 226.33 feet above sea level, while the normal maximum water level is 252 feet. When Lake Alajuela’s water level drops below 203 feet, the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) faces issues with the extraction of sufficient water for the Chilibre water treatment plant, which affects the supply to the surrounding population. This problem could worsen with the planned construction of two new water treatment plants.

The PCA is preparing a 50-year plan to address lower levels of rainfall. The PCA board of directors is considering various projects for inclusion in the plan, such as relocating the water intake for the Miraflores water treatment plant 14 kilometers in the direction of Gamboa where the water has a lower concentration of salt. Another project, which was recommended by the U.S. Army Corps of Engineers, consists of dredging the navigation channel. While this project would likely have the greatest impact, its execution would be costly and complex because the work must be done during the transit of vessels.

On September 12, 2023, the Panama Canal Administrator announced at a press conference that a study by the U.S. Army Corps of Engineers confirmed that building a dam and water reservoir on the Río Indio would be the most viable way to manage water availability in the long term. Therefore, the PCA began evaluating the modifications which would need to be made to Law No. 28 of July 17, 2006, which provides that no reservoirs will be built for the operation of the third set of locks.

In 2023, the Panama Canal Watershed faced an extensive and severe dry season due to the El Niño phenomenon, recording the third driest year in history, with 30% less rainfall than usual. Despite the low levels of rainfall, the PCA was able to continue supplying water to more than 50% of the population and for Canal operations.

On January 17, 2024, the Panama Canal Administrator, Ricaurte Vásquez Morales, announced that two proposals had been presented to the Executive Branch to help mitigate the lack of water resources: (i) eliminating an existing legal restriction on the construction of new reservoirs, and (ii) redefining the limits of the Panama Canal Watershed to include the contiguous basin of the Río Indio.

On January 18, 2024, a lawsuit was filed before the Supreme Court challenging the constitutionality of Law 20 of June 21, 2006, which modified the limits of the Panama Canal Watershed. The lawsuit alleged that Law 20 of June 21, 2006 was unconstitutional because it was approved by the National Assembly without consultation with the PCA, and that it has caused serious damage to the Panama Canal by limiting the availability of vital water resources for its operation. On July 3, 2024, the Supreme Court declared Law No. 20 of June 21, 2006 unconstitutional. The new redefined limits of the Panama Canal Watershed include the Western Watershed, the area in which the Río Indio is located. On July 8, 2024, the PCA held a press conference on the implications of the redefined Panama Canal Watershed following the ruling of the Supreme Court. The PCA indicated that the most important task was to ensure that Panamanians have sufficient drinking water. Building a water reservoir on the Río Indio is the most viable option for ensuring water supply. The PCA has held meetings with the inhabitants of the Río Indio basin to explain the project and understand their needs. The PCA estimates that building the Río Indio water reservoir and relocating residents from the area would involve an investment of U.S.$1.6 billion, and the construction process would take about six years.

On March 11, 2024, the PCA announced an increase from 24 to 27 daily transits through the Canal, with two additional slots to be offered by auction, to accommodate the growing demand for transits.

On March 20, 2024, the PCA inaugurated its new Water Quality Laboratory, which was built with an investment of U.S.$4.5 million. This new laboratory contributes to the PCA’s efforts to manage water resources and will focus on optimizing processes to provide high quality drinking water.

On April 15, 2024, the PCA announced that as of May 16, 2024, the number of daily transits allowed through the Panama Canal would be increased to 31, and as of June 1, 2024, the number of daily transits would be increased to 32. Additionally, as of June 15, 2024, the maximum permitted draft for vessels transiting the Neopanamax locks would be increased from 44 feet to 45 feet. These actions were taken after a series of analyses based on water availability, considering the water conservation measures adopted by the Canal beginning in 2023 and a slight increase in rainfall in 2024.

On May 16, 2024, the PCA reported that the water level of Lake Alajuela was 206.2 feet, 16 feet above the minimum required level. Despite the drought conditions prevailing in late 2023 and the first half of 2024, the Panama Canal has continued supplying water to over 50% of the country’s population, including drinking water and treated water, due to its water conservation measures.

On June 26, 2024, the PCA announced that the maximum permitted draft was increased to 47 feet, with a further increase to 48 feet on July 11, 2024. In addition, the number of daily transits increased to 35.

On August 1, 2024, the PCA announced the introduction of a long-term reservation allocation method for Neopanamax vessels as part of the transit reservation system, with the objective of increasing transit certainty and flexibility for customers. The PCA will auction annual packages consisting of a specific number of weekly or monthly transit reservations. The auctions began on September 6, 2024 for transit dates beginning in January 2025.

In August 2024, the PCA initiated a census in the Río Indio Basin to determine the number of people residing in the area. It is estimated that around 2,264 people live in the area to be affected by the Río Indio water reservoir project. With the census results, the PCA plans to formulate a resettlement plan and to implement compensation measures for the communities that will be affected.

As of September 1, 2024, the number of vessels able to cross through the Panama Canal each day returned to 36, which was the normal daily crossing limit in place prior to the transit limitations imposed in 2023 due to extended drought.

Beginning January 1, 2025, the PCA will begin to auction exclusive transit slots for Neopanamax vessels that meet the criteria for the PCA’s green vessel classification. The PCA’s green vessel classification considers energy efficient design, type of fuel used, and strength of the vessel’s displacement. The purpose of this pilot program is to encourage the transit of vessels equipped with energy efficient technologies or alternative fuels, thus contributing to the reduction of greenhouse gas emissions.

As another sustainability measure, the PCA created a U.S.$8.5 billion investment program with the purpose of modernizing the Canal infrastructure, improving water management and adopting greener technologies between 2024 and 2030. Of these funds, U.S.$3.5 billion are expected to be invested in infrastructure and equipment, including the installation of a photovoltaic (solar) power plant and the acquisition of electric vehicles and hybrid tugboats, and U.S.$2.0 billion are expected to be invested in water projects to promote a stable water supply, which is crucial for Canal operations.

From September 2023 to September 2024, the PCA held some 40 community meetings with residents of Río Indio, attended by around 2,000 people, with the aim of addressing residents’ concerns. In addition, five community relations offices have been set up, home visits have been made, and a helpline has been established with the aim of achieving greater outreach of information.

On October 23, 2024, the Panama Canal announced the implementation of the 2024-2025 Flood Control Season. The plan is executed annually during the months of highest rainfall in the Panama Canal Watershed, with the objective of preventing any situation that could put at risk the surrounding communities, workers or the canal infrastructure. This plan includes constant monitoring, adjusting floodgates and hydraulic structures, planning emergency strategies to respond to critical situations, as well as implementing preventive actions at the community level and with different public safety institutions.

The Fourth Bridge over the Panama Canal

On March 29, 2023, the Ministry of Public Works and the Fourth Bridge Panama Consortium (composed of China Communications Construction Company Ltd. (“CCCC”) and China Harbour Engineering Company Ltd.) signed an addendum to the original contract for the construction of the fourth bridge over the Panama Canal (the “Fourth Bridge”). The initial construction contract, with a value of approximately U.S.$1.5 billion, entered into force on November 29, 2018. The Fourth Bridge is expected to impact the lives of more than 1.7 million Panamanians and expedite the daily movement of more than 70,000 vehicles from the western area of the country to the capital. The addendum incorporates modifications to the design and construction of the project and reduces the cost of the work to approximately U.S.$1.4 billion, after separating its construction from Line 3 of the Metro de Panama. The addendum was approved by the Contraloria on April 20, 2023.

CCCC, a member of the Fourth Bridge Panama Consortium, is currently designated by the U.S. government as a “Non-SDN Chinese Military-Industrial Complex Company” (“NS-CMIC”). The NS-CMIC list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) identifies certain private Chinese companies that support the People’s Republic of China in connection with its military, intelligence, and security development and modernization and fund such support by selling securities to United States investors. On December 18, 2020, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) also included CCCC on its entity list for its role in helping the Chinese military construct and militarize artificial islands in the South China Sea. This list is a tool utilized by BIS to restrict the export, re-export, and transfer (in-country) of items subject to the Export Administration Regulations to persons (individuals, organizations, companies) reasonably believed to be involved, or to pose a significant risk of becoming involved, in activities contrary to the national security or foreign policy interests of the United States. In consequence of the above, the Ministry of Public Works has developed methodologies and processes so that the project complies with applicable U.S. export controls.

On February 14, 2024, the Minister of Public Works confirmed that Mizuho Bank and Banistmo had agreed to finance the construction of the Fourth Bridge.

On March 12, 2024, the Minister of Public Works announced the start of construction of the Fourth Bridge. Construction of the Fourth Bridge is expected to take four and a half years.

On August 27, 2024, excavation began on the viaduct that gives access to the east side of the Fourth Bridge. Soil improvement also began on the west side of the bridge. The Government estimates that the work will generate more than 5,000 jobs and will cost U.S.$1,372 million in design, construction and tax payments, plus approximately U.S.$676 million in financing costs.

On October 21, 2024, the project superintendent of the Panama Fourth Bridge Consortium (CPCP), reported that the initial work had progressed as planned. The excavation of four of the 10 surface foundations that will support the main bridge span was completed, and drilling for the anchorages had begun. This drilling work is expected to continue until approximately the last quarter of 2025. This project contemplates an extension of 3.6 kilometers, including east and west access, with 6 lanes of traffic. It will be a cable-stayed bridge with a length of 965 meters, a width of 363.87 meters and a central span of 485 meters.

On January 2, 2025, the Minister of Public Works, José Luis Andrade, reported that work on the Fourth Bridge was 17% to 18% complete. The most complex works include the construction of the first permanent pilaster of one of the two main towers, known as tower H, which began on December 12, 2024 in the east area. This structure is key, as it will support the cables that will support the cable-stayed bridge. In total, two H towers will be built: one on the east (Arenera) and one on the west side of the project (Veracruz). The load of the 965 meters of the main bridge will be distributed between the two H-towers, with each tower distributing the load on its two legs.

Other Panama Canal Initiatives

On August 2, 2019, the Atlantic Bridge, the third bridge over the Canal, located at the North entrance of the Agua Clara Locks in the Expanded Canal, was inaugurated. The Atlantic Bridge is, 4.6 kilometers long and holds a world record as the longest four-lane concrete cable-stayed bridge with the longest spacing between central columns in the world. The cost of the Atlantic Bridge was more than U.S.$500 million.

Line 3 of the Metro de Panama, which is currently under construction, includes a tunnel which will pass under the Panama Canal. See “The Panamanian Economy—Reforms and Development Programs—Infrastructure”.

On January 1, 2023, a new toll system for transiting the Panama Canal went into effect. Approximately 430 different toll rates were consolidated into 60 toll rates, with overall higher effective rates.

On January 16, 2023, the Panama Canal celebrated 21 years of reforestation efforts through the Panama Canal Economic Incentives Program, during which five million trees have been planted in the Canal Watershed with the purpose of protecting the environment and water resources. This figure has great significance and symbolism because it represents one tree for each Panamanian. The Program has allowed the reforestation of 10,846 hectares, of which 3,650 correspond to agroforestry (coffee, cocoa and fruit trees) and 4,776 correspond to silvopasture (on cattle farms). The remaining 2,420 hectares have been dedicated to conservation and commercial reforestation with the aim of enriching scrublands to establish new forest plantations, mainly within national parks, river courses, Canal heritage areas and other strategic zones.

In January 2024, the Panama Canal announced that Engineer Ilya Espino de Marotta, Deputy Administrator of the Canal, will also serve as the Canal’s first Sustainability Officer. This new position at the Panama Canal will promote the creation of a more robust sustainability strategy and lead to the development of a comprehensive sustainability strategy focused on decarbonization, adaptation, and the corresponding transition.

Reversion of Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy. In May 2006, ARI’s name was changed to the Administrative Unit of Reverted Properties (Unidad Administrativa de Bienes Revertidos, or “UABR”) by Executive Decree No. 67 dated May 25, 2006. Proceeds from the sale of the reverted properties are to be transferred to the Development Trust Fund. From September 2004 to June 2012, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$144.0 million. However, once the FAP was created in June 2012, through Law 38 of June 5, 2012, all the assets of the Development Trust Fund, and the income of the UABR became part of the FAP. In September 2013, the Treasury System and the Single Treasury Account were created by Law 56 of September 17, 2013, and the contributions of the UABR were transferred to the National Treasury Account. For fiscal year 2024, the UABR contributed U.S.$9.4 million to the Government from commercial and housing leases, real estate concessions, and sale of assets, among others sources. See “The Panamanian Economy—Reforms and Development Programs—Social Developments”.

Other Trans-Isthmus Transportation

The dimensions of the expanded Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the expanded Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. For instance, a railway was constructed in the former Canal Zone, an oil pipeline was constructed outside the former Canal Zone, and toll highways were constructed to connect Panama City and Colón.

Railway. In February 1998, Panama granted a renewable 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally to connect the container ship ports on both coasts. Under the terms of this concession, the Panama Canal Railway Co. is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment; after recovery of its initial investment, the Panama Canal Railway Co. will be required to pay the Government 10.0% of its gross revenue. Since 2014, the Government has been entitled to receive a 5.0% payment of the railway’s gross revenue. In 2020, 2021, 2022 and 2023, Panama Canal Railway Co. contributed U.S.$3.3 million, U.S.$6.5 million, U.S.$4.7 million, and U.S.$6.1 million, respectively, to the Government.

Due to the reduction of the draft and the resulting decrease in the maximum number of daily transits through the Panama Canal, shipping lines have increased their use of road and rail cargo transportation and have been opting to unload containers in the Atlantic and Pacific ports to reduce the weight of the vessels continuing through the Canal. For example, since the imposition of transit restrictions at the Panama Canal, the Port of Balboa has handled 42 additional ship arrivals and moved more than 20,000 containers, which have then been transported by land to the Panamanian Atlantic ports. The increased use of land transportation has increased the volume of cargo transported by land transportation companies by 40% to 50%, while the volume of cargo transported by railroad has increased by 20%.

Oil Pipeline. The trans-isthmus oil pipeline, completed in 1982, was constructed because the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. On March 9, 2016, the Cabinet issued Cabinet Resolution No. 29 authorizing a 20-year extension of the contract. The Pacific and Atlantic terminals are connected by a 131-kilometer (approximately 81-mile) pipeline. Since the completion of a pipeline reversal project in August 2009, oil has been pumped from the Atlantic to the Pacific Terminal. The pipeline has a pumping capacity of approximately 800,000 barrels per day.

Toll Road. During the first quarter of 2011, the Government created ENA to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. In August 2011, ENA acquired Corredor Sur and issued U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. In 2012, ENA entered into agreements for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds, and the Government contributed approximately U.S.$76.2 million in connection with the purchase. In February 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. ENA Este is an expansion of Corredor Norte that connects with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will consist of automobiles. Construction began in March 2012 and was completed in November 2015. The Government did not contribute directly to the construction of the road. In October 2012, the concession was transferred from ENA Este to the ENA Este Trust, which issued U.S.$212.0 million in senior secured notes in March 2014 as part of the financing for construction of the road. See “Structure of the Panamanian Economy—Public Sector Enterprises—Road Transportation” for more information about ENA.

Liquefied Natural Gas. On August 17, 2018, a liquefied natural gas (“LNG”) terminal was inaugurated on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3.

Gatun Generating Plant. The largest natural gas-fired power plant in Central America, the Gatun Generating Plant, began operating on October 1, 2024. The project is located on Telfers Island, in the province of Colon, and represents an investment of U.S. $1,200 million, and has a total production capacity of 670 MW. Initially, it will supply the Panamanian electricity system with around 440 MW.

Dry Canal. On March 13, 2024, the Cabinet Council approved the creation of a multimodal dry canal, integrated by rail, roads, airports, special zones and ports, with the objective of expediting the shipment of goods and easing traffic through the Panama Canal. Although this system was already being used, its formal support by the Government is expected to result in a greater integration of railroad operations and land transportation to move merchandise between the Pacific and Atlantic ports and vice versa. In addition, the Government aims to modernize the logistics platform, streamline customs procedures, and maintain competitiveness in the transportation sector.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2024, approximately 2,557 companies used the CFZ facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, the income tax was changed to a flat rate of 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies, effective January 1, 1997.

The main competitors of the CFZ at a regional level are the Miami (USA) and Cartagena (Colombia) free zones. At a national level, the Panama Pacifico area and the City of Knowledge represent important contenders, mainly due to tax benefits, modern infrastructure, as well as their paperwork and process facilities. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, the absence of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have narrowed several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth. Law No. 8 of April 4, 2016 provided a new framework for the CFZ, replacing Decree-Law No. 18 of 1948, which previously regulated the CFZ. Among other changes, the law provided for (a) an anti-money laundering/combating the financing of terrorism regime for the CFZ; (b) several revisions to the tax code, including exemptions from value-added tax in certain circumstances and providing for the Panamanian tax authority to communicate collection efforts through e-mail, phone, SMS text messaging and social networks; (c) reduction of the rate of the annual operation notice tax (from 1% to 0.5% on capital within the band of U.S.$100 to U.S.$50,000), which applies also to other free trade zones in Panama; (d) modifications to the activities that businesses may conduct within the CFZ, including services related to aviation, services by data centers and storage of digital information, international sale of goods through e-commerce, multi-modal services, services to individuals or entities located outside Panama and any other activity permitted by the duly authorized board of directors of the CFZ; and (e) establishment of an immigration regime for foreign workers and foreign investors in the CFZ.

The CFZ has a significant impact on the Panamanian economy. From 2020 through 2024, it contributed an average of 2.7% of GDP annually. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2020, total imports to the CFZ were preliminarily estimated at U.S.$6.7 billion, while total re-exports were preliminarily estimated at U.S.$7.8 billion. By contrast, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$8.1 billion in 2020. In 2021, total imports to the CFZ were preliminarily estimated at U.S.$9.0 billion, while total re-exports were preliminarily estimated at U.S.$9.6 billion. By contrast, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$3.6 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2021. In 2022, total imports to the CFZ were preliminarily estimated at U.S.$14.0 billion, while total re-exports were preliminarily estimated at U.S.$11.6 billion. By contrast, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$3.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$15.2 billion in 2022. In 2023, total imports to the CFZ were preliminarily estimated at U.S.$19.8 billion, while total re-exports were preliminarily estimated at U.S.$13.4 billion. By contrast, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$3.4 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$14.5 billion in 2023. In 2024, total imports to the CFZ were preliminarily estimated at U.S.$12.7 billion, while total re-exports were preliminarily estimated at U.S.$12.2 billion. By contrast, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.0 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$14.0 billion in 2024.

In 2020, the activities of the CFZ decreased by 21.9% compared to 2019, reflecting a contribution of 2.6% of GDP. The commercial activities of the CFZ in 2020 were greatly affected by the COVID-19 pandemic. In 2021, the activities of the CFZ increased by 29.3% compared to 2020, reflecting a contribution of 2.8% of GDP. The commercial area of the CFZ experienced a growth in re-exports of 23.6%, due to the economic reactivation, mainly in the sectors of medicine, clothing, footwear and electronics.

In 2022, the activities of the CFZ increased by 37.6% compared to 2021, reflecting a contribution of 3.0% of GDP. The commercial area of the CFZ experienced a growth in re-exports of 21.4% due to economic reactivation, mainly in the sectors of medicine, clothing, footwear and electronics. In 2023, the activities of the CFZ increased by 29.2% compared to 2022, reflecting a contribution of 2.8% of GDP. The commercial area of the CFZ experienced a growth in re-exports of 15.0% due to demand for medicine, electronics, clothing and footwear. In 2024, the activities of the CFZ decreased by 25.3% compared to 2023, reflecting a contribution of 2.4% of GDP. The commercial area of the CFZ experienced a contraction in re-exports of 8.5%, mainly due to a decrease in re-exports of raw materials used in the manufacture of medicines.

On April 6, 2016, the government enacted Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this law, Panamanian residents are permitted, every six months, to buy up to U.S.$1,000 of tax-free merchandise for personal use. Also, the law provides incentives for infrastructure and enterprise investments in the CFZ, including certain tax exemptions.

Diplomatic and trade disputes with countries in the region have affected the CFZ. On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after Panama sought a meeting with regional diplomats in the OAS to discuss protests taking place in Venezuela. As a consequence, there were delays to the resolution of a series of overdue payments for the importation of goods into Venezuela from Panama’s CFZ; the overdue debts had resulted in part from exchange controls implemented by the Venezuelan National Center for Foreign Commerce (CENCOEX, formerly CADIVI), restricting the availability of U.S. dollars to Venezuelan importers. Estimates of the amount owed by Venezuelan companies range from U.S.$0.5 billion to U.S.$2.0 billion. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 8, 2014. In October 2014, a diplomatic mission, led by the Minister of Commerce and Industry and the Vice Minister of Foreign Affairs, traveled to Venezuela to meet with Venezuelan authorities regarding outstanding debts owed to CFZ reexporters and Copa Airlines. As a result of these meetings, the Binational Technical Commission was reactivated, with the objective of promoting a resolution of this matter. During 2015, Panamanian officials continued to visit Venezuela to advance the process. In 2016, the CFZ and Venezuela agreed to a new methodology to determine the amount due by Venezuelan businesses on accounts payable to their Panamanian counterparts. In accordance with the new methodology, the total amount owed to CFZ reexporters decreased from U.S.$530 million to U.S.$41 million. However, the CFZ Users Association has stated that the new methodology does not properly reflect the outstanding debt, which they estimate amounts to U.S.$300 million.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Government of Panama filed an appeal against the WTO’s decision. On January 15, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the Dispute Settlement Understanding (the “DSU”), nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the Appellate Body. The WTO Appellate Body advised that the Dispute Settlement Body would inform the parties when the hearing on this appeal could be scheduled. See “Foreign Trade and Balance of Payments— Composition of Foreign Trade”. Due to an impasse at the WTO concerning the Appellate Body, the case has not progressed.

In December 2019, the Government assumed a debt of U.S.$83.4 million owed by the CFZ to the National Bank of Panama. In December 2019, the Ministry of Economy and Finance issued U.S.$83.4 million of its 2.85% PANOTAs due 2027 and used the proceeds to pay the CFZ’s debt entirely. The assumption and payment of these obligations is part of a financial strategy executed by the Government to organize and improve public finances and to revive the economy and employment in Panama.

In July 2020, the CFZ carried out its first e-commerce transaction on its new Electronic Declaration of Commercial Movement (Declaración de Movimiento Comercial Electrónico, or DMCE 2.0) platform, a historic milestone which promotes the evolution of the CFZ into a regional distribution center for e-commerce sales.

On August 31, 2020, then President Cortizo enacted Law No. 159, which created the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Services Related to Manufacturing (“EMMA”). The EMMA Regime encourages the establishment of multinational manufacturing companies in the CFZ through fiscal and immigration benefits. The law’s intent is to promote job creation and economic growth in the country.

On November 11, 2020, a Memorandum of Intent of Agreement was signed between the CFZ and the Cobija-Bolivia Free Zone with the goal of importing new Bolivian products, as well as re-exporting goods from the CFZ to the Bolivian market. On February 10, 2022, the CFZ reported that electronic commerce transactions totaling more than U.S.$300,000 were carried out in the CFZ during 2021. In addition, the 25 companies that had an electronic commerce operation key had carried out commercial merchandise transactions through the DMCE 2.0 platform with destination to Central America, the United States, the Dominican Republic, Peru, Argentina and Bolivia.

On June 14, 2022, the CFZ and the Suez Canal Economic Zone signed a Cooperation Agreement that sought to enhance cooperation between the two regions and the exchange of information to attract investors from different regions.

On November 21, 2023, Law No. 412 (Bill No. 620) was published in the Official Gazette. Law No. 412 modifies Law No. 8, which regulates the operation of the CFZ. Among its changes, Law No. 412 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) enacts certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) establishes new activities that companies may perform within the CFZ; (iv) permits eligible CFZ companies to access the benefits of the EMMA Regime; and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area.

EMPLOYMENT AND LABOR

Labor Force

As of October 2024, Panama’s labor force was preliminarily estimated at 2.13 million people, which represented approximately 63.3% of the total working age population, an increase from 2.09 million people as of August 2023.

As of October 2024, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 66.6% of the employed labor force, compared to 17.0% for the industrial sector (principally consisting of manufacturing, mining and construction) and 16.4% for the primary sector (consisting of agriculture and fisheries). As of August, 2023, the service segment employed 67.8% of the employed labor force, compared to 17.5% for the industrial sector and 14.7% for the primary sector.

As of September 2020, the unemployment rate was 18.5%, compared to 7.1% in August 2019, which increase was mainly due to the impact of the COVID- 19 pandemic on the country’s labor market. As of October 2021, the unemployment rate was 11.3%, compared to 18.5% in September 2020, which decrease was mainly due to the relaxation of the sanitary measures and the gradual reactivation of commercial activity, which had remained inactive as a result of the pandemic caused by COVID-19. As of April 2022, the unemployment rate was 9.9%, compared to 11.3% in October 2021, which decrease was mainly due to the economic reactivation following the height of the COVID-19 pandemic. As of August 2023, the unemployment rate was 7.4%, down from 9.9% in April 2022, which decrease was mainly due to the recovery of the Panamanian economy. As of October 2024, the unemployment rate was 9.5%, up from 7.4% in August 2023, mainly due to the decline in economic activity resulting from the closure of the Cobre Panama mine.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education. Since 2009, the Government has sought to stimulate employment through long-term investment in infrastructure projects. Training programs such as My First Job (Mi Primer Empleo) and other similar programs have contributed to reducing unemployment levels; these programs have been executed by the Ministry of Work and Labor Development (Ministerio de Trabajo y Desarrollo Laboral, or “MITRADEL”), the National Institute of Professional and Human Development (El Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano or “INADEH”) and the Micro, Small and Medium Enterprise Authority (AMPYME).

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of October 2024, approximately 10.5% of Panama’s private sector employees were unionized, with the construction industry union being the largest.

Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid-to-late 1980s, the number of strikes in the early 2000s was generally limited.

However, protests including strikes have become more prevalent in recent years. In 2022, various sectors in Panama—teachers, construction workers, health workers, transport workers, students, indigenous communities, and citizens—staged strikes and protests against rising fuel prices, the high cost of living, medicine shortages, and the precarious state of education and health care. Their demands included freezing basic prices, increasing the education budget, and demanding greater transparency in the face of corruption. See “The Republic of Panama—Social and Economic Situation—National Roundtable for Dialogue”. In 2023, Panama’s renegotiation of the Cobre Panama copper mine concession contract with Minera Panamá, S.A. sparked nationwide protests by teachers’ unions, labor unions, environmentalists, which included strikes, demonstrations, school closures, and roadblocks. Ultimately, the Supreme Court of Justice declared the mining concession contract unconstitutional. See “Foreign Trade and Balance of Payments—Cobre Panama Copper Mine and Mining Concession Contract”. In 2025, strikes and protests were led by teachers, banana worker unions, construction workers, indigenous peoples, and social movements against the passage of Law 462, which purported to reform the CSS. As a result of these protests, there were mass layoffs in the banana agroindustry (including by Chiquita Banana). See “Recent Developments—Republic of Panama—Social and Economic Situation—Reform of the Social Security Fund”.

The following table presents selected labor force and unemployment statistics from September 2020 through October 2024:

TABLE NO. 11

Labor Force and Employment

	2020(4)	2021(5)	2022(6)	2023(7)	2024(8)
Total Population(1)	4,278.5	4,337.4	4,395.4	4,064.8	4,509.5
Working-Age Population(1)	3,181.0	3,258.2	3,291.9	3,354.8	3,358.7
Labor Force
Employed(1)	1,631.7	1,744.4	1,846.4	1,938.6	1,924.2
Unemployed(1)	371.6	222.1	203.3	155.6	202.6
Total	2,003.3	1,966.5	2,049.6	2,094.2	2,126.8
	(annual percentage change)
Total Population	1.4%	1.4%	1.3%	(7.5%)	10.9%
Working-Age Population	2.4%	2.4%	1.0%	1.9%	0.1%
Labor Force
Employed	(15.0%)	6.9%	5.8%	5.0%	(0.7)%
Unemployed	154.3%	(40.2%)	(8.5%)	(23.4%)	30.2%
Total	(3.1%)	(1.8%)	4.2%	2.2%	1.6%
	(in percent)
Labor Force:
Participation Rate(2)	63.0%	60.4%	62.3%	62.4%	63.3%
Employment Rate(3)	81.5	88.7	90.1	92.6	90.5
Unemployment Rate	18.5	11.3	9.9	7.4	9.5

Notes:

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions. (Telephone survey)
(5)	For the year 2021, the data is recorded as of October, due to COVID-19 restrictions.
(6)	For the year 2022, the data is recorded as of April, as the unemployment rate decreased to 9.9% after the lifting of COVID-19 restrictions.
(7)

For the year 2023, the data is recorded as of August. The decrease in population between 2022 and 2023 is due in part to the new population count recorded during the 2023 Census. A full census is typically undertaken every decade. The last full census occurred in 2010. Total population figures for the years between 2010 and 2023 were all estimates based on the 2010 Census. According to the estimate of the Office of the Comptroller General, the lower-than-expected population growth rate between 2010 and 2023 is mainly due to a decrease in the childbirth rate at the national level.

(8)	For the year 2024, the data is recorded as of October.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.64 per hour as of January 16, 2024, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

By law, the minimum wage is subject to review every two years. Executive Decree No. 74 of December 31, 2021 increased the minimum wage range to between U.S.$1.57 and U.S.$4.67 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company. Executive Decree No. 1 of January 10, 2024 increased the minimum wage to its current range of U.S.$1.64 to U.S.$4.95 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company.

Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

In 2023, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,287.9, an increase of 1.0% compared to 2022. In 2022, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,275.3, a decrease of 0.3% compared to 2021. In 2021, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,278.5, an increase of 2.4% compared to 2020. In 2020, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,248.7, an increase of 5.4% compared to 2019. In 2019, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,184.9, a decrease of 16.7% compared to 2018.

In 2023, the average monthly wage for Central Government employees was U.S.$1,587.2, a decrease of 0.6% compared to 2022. In 2022, the average monthly wage for Central Government employees was U.S.$1,596.1, an increase of 2.1% compared to 2021. In 2021, the average monthly wage for Central Government employees was U.S.$1,563.8, an increase of 1.9% compared to 2020. In 2020, the average monthly wage for Central Government employees was U.S.$1,533.9, an increase of 8.5% compared to 2019. In 2019, the average monthly wage for Central Government employees was U.S.$1,413.2, an increase of 3.1% compared to 2018.

In 2023, the average monthly wage for municipal public sector employees was U.S.$809.4, an increase of 2.8% compared to 2022. In 2022, the average monthly wage for municipal public sector employees was U.S.$787.4, an increase of 1.6% compared to 2021. In 2021, the average monthly wage for municipal public sector employees was U.S.$775.1, an increase of 0.3% compared to 2020. In 2020, the average monthly wage for municipal public sector employees was U.S.$773.1, an increase of 2.4% compared to 2019. In 2019, the average monthly wage for municipal public sector employees was U.S.$754.8, an increase of 5.7% compared to 2018.

In 2023, the average banana plantation monthly wage was U.S.$694.8, an increase of 3.9% compared to 2022. In 2022, the average banana plantation monthly wage was U.S.$669.0, an increase of 15.5% compared to 2021. In 2021, the average banana plantation monthly wage was U.S.$579.0, a decrease of 1.3% compared to 2020. In 2020, the average banana plantation monthly wage was U.S.$586.7, an increase of 10.9% compared to 2019. In 2019, the average banana plantation monthly wage was U.S.$528.8, an increase of 1.7% compared to 2018.

In 2023, the average monthly public sector wage (which includes the wages of employees of the Central Government, municipalities, autonomous agencies, social security and public enterprises) was U.S.$1,646.4, an increase of 0.9% compared to 2022. In 2022, the average monthly public sector wage was U.S.$1,631.7, an increase of 1.8% compared to 2021. In 2021, the average monthly public sector wage was U.S.$1,603.0, an increase of 1.5% compared to 2020. In 2020, the average monthly public sector wage was U.S.$1,579.8, an increase of 5.2% compared to 2019. In 2019, the average monthly public sector wage was U.S.$1,501.8, an increase of 3.9% compared to 2018.

The following table presents average real monthly wage data for the five-year period from August 2019 through August 2023:

TABLE NO. 12

Average Real Monthly Wages

	2019(R)	2020	2021	2022(R)	2023
Public Sector:
Central Government	$1,413.2	$1,533.9	$1,563.8	$1,596.1	$1,587.2
Autonomous agencies	1,404.7	1,513.8	1,577.0	1,569.3	1,639.1
Social Security	1,665.5	1,705.2	1,733.1	1,766.9	1,791.9
Municipalities	754.8	773.1	775.1	787.4	809.4
Public Enterprises	2,147.5	2,069.6	1,993.5	2,087.4	2,156.5
All Public Sector	1,501.8	1,579.8	1,603.0	1,631.7	1,646.4
Private Enterprise	1,058.8	1,047.1	1,097.3	1,111.2	1,125.0
Banana Plantations	528.8 (1)	586.7 (1)	579.0 (1)	669.0 (2)	694.8 (2)
All Employees	$1,184.9	$1,248.7	$1,278.5	$1,275.3	$1,287.9

	2019	2020	2021	2022	2023
	(annual percentage change)
Public Sector:
Central Government	3.1%	8.5%	1.9%	2.1%	(0.6)%
Autonomous Agencies	3.9%	7.8%	4.2%	(0.5)%	4.4%
Social Security	3.8%	2.4%	1.6%	2.0%	1.4%
Municipalities	5.7%	2.4%	0.3%	1.6%	2.8%
Public Enterprises	4.8%	(3.6)%	(3.7)%	4.7%	3.3%
All Public Sector	3.9%	5.2%	1.5%	1.8%	0.9%
Private Enterprise	n/a	(1.1)%	4.8%	1.3%	1.2%
Banana Plantations	1.7%	10.9%	(1.3)%	15.5%	3.9%
All Employees	(16.7)%	5.4%	2.4%	(0.3)%	1.0%

Note: Totals may differ due to rounding.

Notes:

(R)	Revised
n/a	Data not available.
(1)	For 2019, 2020 and 2021, the calculation of the average monthly banana plantation salary excludes workers who worked less than 22 days in a referenced month.
(2)	For 2022 and 2023, the calculation of the average monthly banana plantation salary was based on the administrative records of the Directory of Companies and Premises.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by the Social Security Administration (Caja de Seguro Social, or the “CSS”) with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2024, CSS’s revenues and expenditures amounted to 4.7% and 5.2% of nominal GDP, respectively.

The CSS provides benefits in the following areas: health, pensions and disability (the “IVM program”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of the IVM program.

To provide annual funds to the CSS’s IVM program as mandated by Law No. 51 of 2005, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) in September 2008. Pursuant to Law No. 51 of 2005, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year in 2013 and 2014; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM deficits, the CSS requests transfers from the IVM Trust. In 2017, the IVM program had a surplus of U.S.$1.8 million. In 2018, the IVM program had a deficit of U.S.$48.0 million. In 2019, the IVM program had a deficit of U.S.$249.9 million. In 2020, the IVM program had a deficit of U.S.$517.5 million. In 2021, the IVM program had a deficit of U.S.$166.1 million, after extraordinary contributions from the IVM Trust totaling U.S.$297.9 million, corresponding to the deficit for 2018 and 2019. In 2022, the IVM program had a deficit of U.S.$654.6 million. In 2023, the IVM program had a deficit of U.S.$156.1 million, after extraordinary contributions from the IVM Trust totaling U.S.$517.5 million, corresponding to the deficit for 2020. In 2024, the IVM program had a deficit of U.S.$359.7 million, after extraordinary contributions from the IVM Trust totaling U.S.$464.0 million, corresponding to the deficit for 2021.

On May 11, 2024, the CSS transferred more than U.S.$500 million to the IVM Trust, in compliance with Article 102 of Law 51 of December 27, 2005. This amount represented 75% of the surplus generated by the CSS between 2010 and 2023.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the SIACAP, a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer make contributions to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2024, SIACAP had managed approximately U.S.$2.1 billion in participant contributions. As of December 31, 2024, SIACAP had 590,018 participants and carried a balance of U.S.$942.9 million in contributions from its participants. As of December 31, 2023, SIACAP had 574,013 participants and carried a balance of U.S.$875.6 million in contributions from its participants. As of December 31, 2022, SIACAP had 578,794 participants and carried a balance of U.S.$821.2 million in contributions from its participants. As of December 31, 2021, SIACAP had 535,988 participants and carried a balance of U.S.$838.7 million in contributions from its participants. As of December 31, 2020, SIACAP had 504,675 participants and carried a balance of U.S.$812.2 million in contributions from its participants.

On December 18, 2020, Law No. 191 of 2020 was published, temporarily allowing current and former public employees economically affected by the COVID-19 pandemic to receive an advance of between 50% and 70% of the funds they had saved in SIACAP, depending on their eligibility. Current public employees could withdraw 50% of their savings if they could show that their spouse or children were unemployed. Former public employees could withdraw 50% of their savings if they could show that they were unemployed in the private sector. Current and former public employees who were within 12 months of retirement age (age 57 for women and age 62 for men) could elect to withdraw up to 70% of their savings.

CSS National Dialogue

On January 18, 2021, the director of the CSS began the National Dialogue of the CSS with the objective of: (i) strengthening the IVM program by improving its financial situation, (ii) including informal workers in the social security system, (iii) improving the efficiency of the CSS administration with a view to ensuring the future viability of the CSS, and (iv) focusing the economic benefits of the Sickness and Maternity Program. Commissions were formed to focus on the administration of the CSS, the independent sector, the Sickness and Maternity Program and the IVM program during the CSS National Dialogue. Each commission was focused on providing solutions to each of the main objectives, following a work methodology in phases where the conclusions and thematic proposals would be submitted to a plenary session and, if approved, would be sent to the Executive and the National Assembly.

From October 11 to October 21, 2021, the proposals from the Commission on Economic Benefits were evaluated, and issues of illness and maternity, professional risks, economic benefits, lack of medicines and the mechanisms for the supply of medicine were addressed.

On November 8, 2021, the CSS National Dialogue held a plenary session, during which the agreed proposals from the Commission on the Administration of the CSS were presented. The Commission on the Administration of the CSS proposed a modification to the competencies of the CSS Board of Directors to include the responsibility for creating policies for the modernization and betterment of the CSS and ensuring the implementation of such policies so that the CSS continues to meet its objectives. The proposal was approved during the plenary session.

On December 15, 2021, the CSS National Dialogue concluded, and each of the commissions (with the exception of the IVM Commission, which waited to base its proposals in part on an ILO report about the IVM system) submitted a report concerning the progress made during the year.

Within the framework of the CSS National Dialogue, the International Labor Organization (“ILO”) developed a preliminary actuarial study and report on the IVM program’s pension funds to help guide the IVM Commission’s pension reform proposal. On September 19, 2022, the CSS published the ILO actuarial report, which warns of the mixed subsystem’s poor design, the possible exhaustion of the total reserve of the defined benefits subsystem by 2024 and the contributions that the Government should make to continue the payment of pensions under the IVM program.

Additionally, the ILO report contained nine recommendations for the CSS, namely to (i) discuss and define reform options for the sustainability of the Panamanian pension system within the framework of the CSS National Dialogue; (ii) share reform options with the ILO; (iii) submit the ratification of the ILO Convention number 102 (International Standard) for discussion; (iv) design and implement a coverage extension strategy, based on studies and technical evaluations; (v) provide a modernization plan for CSS management of the IVM program, with a long-term vision and financing for its implementation; (vi) apply actuarial best practices in the valuations carried out by CSS technical departments; (vii) prepare a proposal to optimize the mechanism that allows short-term use of the defined benefit subsystem trust funds; (viii) establish mechanisms for the automatic adjustment of benefits, minimum and maximum contribution limits and pension amounts based on transparent indicators; and (ix) analyze the gender inequities in the Panamanian pension system to generate proposals for compensatory measures for women.

On August 17, 2023, the Board of Directors of the CSS received a presentation from the ILO on the actuarial report prepared about the Panamanian pension system. The CSS planned to organize a new National Dialogue to discuss this issue, with participation from the Ecumenical Committee of Panama, the Council of Educators, the ILO, the Government, the private sector and workers.

On November 27, 2023, the Supreme Court of Justice declared the mining concession contract between the Government and Minera Panamá S.A. unconstitutional. See “Foreign Trade and Balance of Payments-Foreign Direct Investment—Cobre Panama Copper Mine and Mining Concession Contract”. The concession contract was expected to include provisions for the transfer of: (i) 50% of the annual royalties under such contract to the IVM pension system, and (ii) 20% of the annual royalties under such contract to the CSS to help increase monthly pensions to U.S.$350 per month for retirees and pensioners.

Throughout August 2024, President Mulino met with representatives from the country’s political parties, labor unions, medical associations and private sector to discuss and gather input for possible reforms to the CSS with the aim of alleviating consistent deficits and putting the pension system on a more sustainable basis.

On September 12, 2024, President Mulino announced a strategy to reform the CSS, based on the feedback gathered from his meetings. The strategy includes (i) the implementation of a “single purchase” program to coordinate purchases by the Ministry of Health and the CSS of medicines and supplies for laboratories, diagnostic imaging and surgical material, with the aim of eliminating bureaucracy and improving prices; (ii) the digitization of the medical appointment system, with the aim of increasing efficiency and improving wait times; and (iii) improvement of the IVM Trust’s financial situation, a process which will include managing debt owed by public and private sector entities to the IVM Trust, taking inventory of the IVM Trust’s assets, and establishing a system for workers to have access to information about their contributions.

In addition, President Mulino announced that from September 16, 2024, to October 31, 2024, working groups made up of representatives from several sectors of society would be set up to evaluate initiatives and proposals for the CSS reform. The working groups were expected to conduct feasibility analyses, and consider funding sources for the proposals. Once the working groups completed their evaluations, their input was expected to be used to draft a bill regarding the CSS reform, which would be presented to the National Assembly.

On November 6, 2024, the Executive Branch submitted to the National Assembly Bill No. 163 with the purpose of amending Law No. 51 of December 27, 2005, which amends the Organic Law of the CSS. Among the main changes proposed were: (i) an increase to the current retirement age for men and women who are under 55 and 50 years old, respectively; (ii) an increase in the employer’s contribution from 4.25% to 7.25%; (iii) annual mandatory Government contributions of U.S.$966 million to cover the actuarial deficit of the IVM program; (iv) a return to a single funded social security system with a solidarity guarantee, where the reserves of the defined benefit system and the mixed pension system are integrated; and (v) annual adjustments of economic benefits indexed to the Consumer Price Index so that beneficiaries can maintain their purchasing power.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the National Assembly by October 1 of each year.

Prior to December 31 of each year, the National Assembly may accept, reject or suggest revisions to the budget proposal. If the National Assembly accepts either the original or a revised budget proposal, it becomes law. If the National Assembly rejects the budget proposal or the National Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the National Assembly, then, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of National Assembly action. If the National Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The National Assembly approved Panama’s 2024 budget on December 29, 2023. The 2024 budget contemplated total expenditures of U.S.$30.7 billion, with budget estimates based on an anticipated nominal GDP of U.S.$80.6 billion (2.5% real growth from 2023) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1.7 billion (approximately 2.0% of preliminary nominal GDP) for 2024. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, amended by Law No. 102 of 2019, amended by Law 185 of 2020, and amended by Law No. 445 of 2024, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 4.0% of nominal GDP projected in the budget for the 2025 fiscal year, 3.5% of nominal GDP projected in the budget for the 2026 fiscal year, 3.0% of nominal GDP projected in the budget for the 2027 fiscal year, 2.5% of nominal GDP projected in the budget for the fiscal year 2028, 2.0% of nominal GDP projected in the budget for the fiscal year 2029 and 1.5% of nominal GDP projected in the budget for the fiscal year 2030 and subsequent years. The 2024 budget allocated public recurrent and capital expenditures as follows: 44.3% to social services; 14.1% to financial services; 11.9% to general services; 7.1% to infrastructure development; 2.7% to development and promotion of production; 0.9% to environment and technology; and 19.0% to other services.

The National Assembly approved Panama’s 2025 budget on October 31, 2024. The 2025 budget contemplates total expenditures of U.S.$30.1 billion, with budget estimates based on an anticipated nominal GDP of U.S.$92.6 billion (6.0% real growth from 2024) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$3.7 billion (approximately 4.0% of preliminary nominal GDP) for 2025. The 2025 budget allocates public recurrent and capital expenditures as follows: 46.4% to social services; 13.1% to financial services; 11.5% to general services; 6.0% to infrastructure development; 2.3% to development and promotion of production; 1.0% to environment and technology; and 19.8% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 13

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2021	2022	2023	2024	2025(2)
Legislative	107.0	144.0	150.0	150.0	98.7
Judiciary	182.2	205.6	330.3	385.1	351.2
General Comptroller	121.6	150.9	147.4	125.6	128.0
Presidency	206.2	218.1	225.0	191.8	200.0
Government	527.2	537.2	677.0	452.4	466.0
Foreign Affairs	64.4	68.6	67.1	71.3	72.3
Education	2,674.4	2,623.7	2,876.8	4,996.5	5,071.6
Commerce and Industry	96.8	74.6	81.0	73.2	63.8
Public Works	641.8	728.7	1,243.7	1,265.6	912.5
Agriculture	349.9	334.8	437.7	398.8	276.3
Health	2,202.1	2,532.1	2,555.5	2,636.4	2,489.9
Labor	39.4	36.3	39.8	113.7	92.6
Housing	254.4	188.1	148.5	131.5	134.7
Economy and Finance	895.4	795.4	758.1	745.9	632.3
Social Development	311.5	703.7	306.8	304.0	267.0
Security	830.2	847.1	903.1	946.1	1,032.7
Public Ministry	202.1	207.1	251.1	275.9	276.6
Environment	59.8	55.5	77.6	84.2	101.1
Electoral Tribunal	89.7	94.4	159.5	234.6	112.6
Tax Administrative Court	3.1	2.6	3.9	3.5	3.9
Court of Accounts	3.8	3.8	4.1	5.3	5.0
Prosecutor of Accounts	4.0	4.3	5.0	7.0	5.8
Ombudsman	6.0	6.3	7.5	8.0	7.3
Culture	45.5	42.3	52.5	100.2	114.3
Other expenses	37.9	3.815.8	4,409.4	5,702.2	5,673.5
Women	0.0	0.0	0.0	11.8	11.5
Total	$9,956.4	$14,421.1	$15,918.4	$19,408.9	$18,601.1

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2025 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2024, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$6.4 billion (7.4% of nominal GDP), an increase of 96.2% compared to a deficit of approximately U.S.$3.3 billion in 2023 (3.9% of nominal GDP). The increase in Panama’s non-financial public sector deficit was largely due an increase of U.S.$1,385.7 million in current expenditures (a 14.1% increase compared to 2023), and an increase of U.S.$372 million in interest paid on debt (a 17.3% increase compared to 2023), as part of the Government’s plan to pay off accumulated debts and other liabilities, settle obligations to suppliers, and increase liquidity in the business sector.

In 2024, the Central Government’s overall balance registered a deficit of approximately U.S.$6.8 billion (7.9% of nominal GDP), an increase of 104.2% compared to a deficit of approximately U.S.$3.3 billion (4.0% of nominal GDP) in 2023, in part due to a 19.3% increase in current expenditures. The Central Government’s overall balance registered a deficit of approximately U.S.$3.1 billion (4.1% of nominal GDP) in 2022, a deficit of approximately U.S.$4.5 billion (6.7% of nominal GDP) in 2021, and a deficit of approximately U.S.$4.9 billion (8.6% of nominal GDP) in 2020.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 61.2% of the Central Government’s current revenues in 2024 came from various forms of taxation. Central Government tax revenues in 2024 were U.S.$5.8 billion, a decrease of 8.0% from U.S.$6.3 billion in tax revenues in 2023, in part due to a 21.6% drop in corporate income tax revenue and a 38.7% decrease in property tax revenue in 2024. The decrease in property tax collections in 2024 was mainly due to the fact that many taxpayers paid their property taxes in advance in 2023, following the enactment of Law No. 401 of October 2024, which established transitional measures for tax recovery, including a 25% discount to those who paid 100% of the tax owed before November 30, 2023. Approximately 55.9% of 2024 tax revenues were from direct taxes, compared to 60.3% of tax revenues in 2023. Direct tax revenues in 2024 were U.S.$3.2 billion, a 14.7% decrease from U.S.$3.8 billion in 2023, primarily due to a decrease in income tax.

Personal income tax rates vary at incremental levels based on the individual’s annual earnings. Each tax bracket includes a fixed component as well as a variable percentage assessed on income above the minimum income level for the applicable bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the 1995 Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products, tobacco and beverage taxes and other indirect taxes, accounted for 44.1% of 2024 tax revenues.

Pursuant to Law No. 8 of 2010, beginning on January 1, 2012, companies in the categories of electricity distribution, reinsurance, certain financial activities, cement production, gambling, mining and banks pay income tax at the rate of 27.5%, down from the previous rate of 30%. This rate decreased further to 25% as of January 1, 2014. Companies that fall under these categories and have a gross income of U.S.$1.5 million or more will pay the scheduled income tax or, in the alternative, will pay 4.6% of their gross income towards income tax, whichever is higher. Companies that are owned 40% or more by the Republic will pay 30% of their gross income towards income tax.

As a result of the LUIT, Panama’s accession to the WTO and other trade agreements, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments— Tariffs and Other Trade Restrictions.”

The Dirección General de Ingresos (“General Directorate of Taxation” or “DGI”) of the Ministry of Economy and Finance serves as the national tax authority. In addition to the Central Government and municipalities, other public sector entities also have taxing authority. These include the CSS, whose various taxes and assessments generally equal approximately 9.75% of an employee’s wages and 12.25% of an employer’s wage bill, while the education tax is equal to 1.25% of an employee’s wages and 1.5% of an employer’s wage bill.

Revenues and Expenditures

Year Ended December 31, 2024

The Central Government’s total revenues for 2024 were approximately U.S.$9.5 billion, a 10.7% decrease compared to approximately U.S.$10.6 billion in 2023. In 2024, capital expenditures were approximately U.S.$3.8 billion, an 8.8% increase compared to approximately U.S.$3.5 billion in 2023. In 2024, the Central Government’s current savings registered a deficit of approximately U.S.$3.0 billion, approximately 3.5% of preliminary 2024 GDP and an 804.7% increase compared to a deficit of approximately U.S.$0.3 billion in 2023, mainly due to a 33.8% increase in transfers.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 14

Fiscal Performance—Central Government

	Period Ended December 31, (in millions of dollars)
	2023(R)	2024(P)
Total Revenues	10,621.7	9,489.9
Adjusted Current Revenue	10,103.0	9,462.0
Tax Revenue	6,291.8	5,786.5
Non Tax Revenues	3,811.1	3,675.5
Capital Income	518.8	26.9
Donations	0.0	0.0
Total Expenditures	13,938.3	16,262.9
Current Expenditures	10,433.4	12,451.2
Current Savings	(330.4)	(2,989.2)
Capital Expenditures	3,504.9	3,811.7
Deficit	(3,316.6)	(6,774.0)
% of GDP	(4.0)%	(7.9)%

Note: Totals may differ due to rounding.

(P) Preliminary figures.

Source: Ministry of Economy and Finance

Total revenues for 2023 set forth in the above table include certain non-recurring items, including, as discussed elsewhere, U.S.$500 million in revenues from sale of land to the PCA and U.S.$567 million in tax and royalty payments by Minera Panamá S.A. See “– Panama Canal” and “– Foreign Trade and Balance of Payments – Foreign Direct Investment – Cobre Panamá”.

The non-financial public sector, which includes the Central Government, decentralized agencies (including the CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$13.6 billion during 2024, a 7.1% decrease compared to approximately U.S.$14.7 billion in 2023, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector registered a deficit of approximately U.S.$1.8 billion in 2024, a 340.5% decrease compared to a surplus of approximately U.S.$0.6 billion in 2023, mainly due to a 20.5% increase in the Central Government’s current expenditures.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 15

Fiscal Performance—Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2023(R)	2024(P)
Total Revenues	14,651.9	13,610.8
Adjusted Current Revenue	14,163.0	13,476.6
Capital Income	523.2	33.5
Donations	0.0	0.0
Total Expenditures	17,922.5	20,026.8
Current Expenditures	13,527.8	15,436.8
Current Savings	615.4	(1,843.0)
Capital Expenditures	4,394.7	4,590.1
Deficit	(3,270.6)	(6,416.1)
% of GDP	(3.9)%	(7.4)%

Note: Totals may differ due to rounding.

(P) Preliminary figures.

Source: Ministry of Economy and Finance.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2020 through 2024. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 16

Central Government Operations

(in millions of dollars)

	2020	2021	2022	2023(R)	2024(P)
Total Revenues	$6,725.1	7,932.6	9,292.4	10,621.7	9,488.9
Current Revenues	6,724.1	7,932.6	9,292.4	10,103.0	9,462.0
Tax Revenues	4,017.3	4,579.6	5,866.0	6,291.8	5,786.5
Direct	2,263.6	2,490.2	3,340.7	3,796.7	3,237.1
Indirect	1,753.8	2,089.4	2,525.3	2,495.1	2,549.4
Non Tax Revenues	2,692.5	3,340.7	3,420.9	3,811.1	3,675.5
Adjustments to Rent
Capital Gains	14.2	12.3	5.6	518.8	26.9
Donations	1.0	0.0	0.0	0.0	0.0
Total Expenditures	$11,653.9	12,428.1	12,440.0	13,938.3	16,262.9
Current Expenses	8,115.7	9,057.0	8,674.2	10,433.4	12,451.2
Wages and Salaries	3,556.7	3,791.8	3,899.3	4,078.5	4,442.6
Goods and Services	685.9	609.3	751.6	852.1	852.7
Transfers	2,371.5	2,877.6	2,626.2	3,277.0	4,385.4
Interest	1,416.1	1,539.9	1,317.5	2,147.0	2,519.4
Others	85.5	238.3	79.7	78.8	251.2
Current Savings	$(1,391.7)	(1,124.4)	618.2	(330.4)	(2,989.2)
% of GDP	(2.6)%	(1.7)%	0.8%	(0.4%)	3.5%
Total Savings	(1,390.7)	(1,124.4)	618.2	188.3	(2,962.3)
% of GDP	(2.4)%	(1.7)%	0.8%	0.2%	3.4%
Capital Expenditures	$3,538.1	3,371.2	3,765.8	3,504.9	3,811.7
Primary Balance	$(3,512.7)	(2,955.6)	(1,830.1)	(1,169.6)	(4,254.7)
% of GDP	(6.2)%	(4.4)%	(2.4)%	(1.4)%	(4.9)%
Surplus or Deficit	(4,928.8)	(4,495.5)	(3,147.6)	(3,316.6)	(6,774.0)
% of GDP	(8.6)%	(6.7)%	(4.1)%	(4.0)%	(7.9)%

Note: Totals may differ due to rounding.

(P) Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 17

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2020	2021	2022	2023(R)	2024(P)
Revenues:
General Government
Central Government	$6,588.5	$7,782.3	$9,168.5	$9,981.3	$9,309.9
CSS	3,055.5	3,415.8	3,720.6	3,918.1	3,950.6
Consolidated agencies	183.1	174.2	219.5	263.7	216.0
Total	9,846.0	11,389.5	13,119.9	14,163.0	13,476.6
Public Enterprises Operations Surplus (Deficit)	(53.4)	(6.8)	(10.7)	48.9	40.0
Nonconsolidated Agencies Surplus and Others	137.7	288.4	189.1	(68.8)	77.2
Capital Revenues	18.8	17.1	11.3	523.2	33.5
Donations	1.0	0.0	0.0	0.0	0.0
Total	$9,894.2	$11,660.8	$13,281.7	$14,651.9	$13,610.8
Expenditures:
General Government
Central Government	6,120.1	6,444.6	6,548.0	6,771.9	8,157.6
CSS	3,746.2	3,891.8	4,001.0	4,261.1	4,377.1
Consolidated agencies	316.5	327.7	346.4	347.8	382.7
Total(2)	$10,182.7	$10,664.2	$10,895.5	$11,380.8	$12,917.4
Capital Expenditures	3,816.9	3,801.9	4,113.5	4,394.7	4,590.1
Total	$13,999.6	$14,466.1	$15,009.0	$15,775.5	$17,507.5
Debt Interest Paid	1,416.1	1,539.9	1,317.5	2,147.0	2,519.4
Total Consolidated Non-Financial Public Sector Expenditures	$15,415.7	$16,006.0	$16,326.4	$17,922.5	$20,026.8
Balance	(4,105.4)	(2,805.30)	(1,727.2)	(1,123.6)	(-3,896.7)
Overall Surplus (Deficit)	$(5,521.5)	$(4,345.20)	$(3,044.7)	$(3,270.6)	$(6,416.1)
Percentage of GDP (nominal)	(9.7%)	(6.4%)	(4.0%)	(3.9%)	(7.4%)

Note: Totals may differ due to rounding.

(P) Preliminary figures.

(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

Law No. 56 of September 17, 2013 created the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Law No. 19 of September 30, 2014, which amends Law No. 56 of 2013, excludes municipalities and community boards, the PCA, the CSS, Tocumen, S.A., Empresa Nacional de Autopista, S.A., Empresa de Transmisión Eléctrica, S.A., state universities and financial intermediaries.

The TSA initiative allows for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA has led to modernization of the Treasury, standardization of operating procedures, timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. The TSA has become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs. On May 28, 2015, the TSA was launched and unified 5,818 accounts that public entities held in local banks.

Pursuant to Law No. 56 of 2013, phase I of implementation of the TSA applied only to central government institutions, followed by phase II for decentralized entities and, lastly, phase III to public enterprises. In March 2016, the General Directorate of Treasury began investing TSA funds in short-term and overnight investments, resulting in aggregate interest income of approximately U.S.$28.2 million to the National Treasury as of December 31, 2024. As of June 30, 2025, the TSA initiative was in phase III, having incorporated over 89.2% of accounts holding public funds.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2024, BNP’s foreign assets amounted to U.S.$3.8 billion, an increase of 8.1% compared to U.S.$3.5 billion as of December 31, 2023. As of December 31, 2022, BNP’s foreign assets amounted to U.S.$4.0 billion, a decrease of 43.5% compared to U.S.$7.0 billion as of December 31, 2021. As of December 31, 2021, BNP’s foreign assets amounted to U.S.$7.0 billion, a decrease of 11.7% compared to U.S.$8.0 billion as of December 31, 2020. As of December 31, 2020, BNP’s foreign assets amounted to U.S.$8.0 billion, an increase of 166.3% compared to U.S.$3.0 billion as of December 31, 2019.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 18

International Reserves(1)

	2020	2021	2022	2023	2024
Foreign Exchange	$7,878.3	$6,946.9	3,893.9	3,474.9	3,763.3
Reserve Position in IMF	78.4	76.2	72.4	73.0	71.0
Total(2)	$7,956.7	$7,023.0	$3,966.3	$3,547.9	$3,834.3

Note: Totals may differ due to rounding.

(1)	In millions of dollars
(2)	Foreign assets of BNP in millions of dollars

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2024, the financial service and insurance sector represented an estimated 6.1% of GDP in chained volume measure. In 2023, 2022, 2021 and 2020 the financial service and insurance sector represented 5.8%, 6.2%, 6.7% and 7.3% of GDP in chained volume measure, respectively.

The Banking Sector

Development of the banking sector has benefitted from the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2024, two official banks, 38 private sector general license banks, 13 international license banks and 9 representative offices constituted the banking sector. Of the 38 private sector general license banks, 12 were incorporated in Panama and the rest abroad.

As of December 31, 2024, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.18.2 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá (“BNP”) with U.S.$16.3 billion in assets. Two of the other largest banks are BAC International Bank Inc. and Banco Latinoamericano de Comercio Exterior, S.A. (BLADEX). The largest international license banks are Bancolombia (Panamá), S.A., Banco de Bogotá, S.A. and Popular Bank Ltd., Inc.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2024 in each of three categories:

TABLE NO. 19

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	16,265
Caja de Ahorros	U.S.$	6,630
General License Banks(2)
Banco General, S.A.	U.S.$	18,166
BAC International Bank Inc.	U.S.$	12,392
Banco Latinoamericano de Comercio Exterior, S.A.	U.S.$	11,871
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	6,994
Banco de Bogotá, S.A.	U.S.$	1,916
Popular Bank Ltd., Inc.	U.S.$	1,593

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2024, total assets of the banking sector were approximately U.S.$156.4 billion, approximately 6.0% higher than approximately U.S.$147.5 billion as of December 31, 2023. As of December 31, 2024, deposits in the banking sector were approximately U.S.$110.5 billion, approximately 5.1% higher than approximately U.S.$105.1 billion as of December 31, 2023.

The table below sets forth information on the banking sector at December 31 for each of the years 2020 through 2024:

TABLE NO. 20

The Banking Sector (in millions of dollars)

	2020	2021	2022	2023	2024
Assets:
Liquid Assets:
Deposits in local banks	$3,495	$3,400	$3,352	$3,119	$3,259
Deposits in foreign banks	21,614	19,786	15,338	16,226	15,317
Other	1,038	1,046	1,237	1,133	1,062
Total Liquid Assets	26,126	24,210	19,919	20,469	19,629
Loans	72,175	74,455	83,341	87,210	95,187
Investments in Securities	25,091	27,763	29,258	31,961	34,193
Other assets	6,960	6,923	7,521	7,891	7,384
Total Assets	130,352	133,350	140,039	147,531	156,393
Liabilities:
Deposits:
Internal:
Official	13,033	11,613	12,100	13,238	13,694
Public	44,769	47,989	46,913	48,160	51,189
Banks	5,139	3,413	3,623	3,399	3,675
Total Internal Deposits	62,940	63,015	62,635	64,797	68,558
External:
Official	185	350	245	318	243
Public	22,539	26,241	28,055	31,251	31,465
Banks	9,532	7,409	7,445	8,751	10,219
Total External Deposits	32,256	34,000	35,745	40,320	41,927
Total Deposits	95,196	97,015	98,380	105,117	110,485
Obligations	15,973	16,843	21,507	20,837	23,255
Other Liabilities	3,765	3,569	3,934	4,399	4,399
Total Liabilities	114,934	117,427	123,821	130,354	138,139
Capital and Reserves	15,418	15,923	16,218	17,178	18,254
Total Liabilities and Capital	$130,352	$133,350	$140,039	$147,531	$156,393

Note: Totals may differ due to rounding

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the National Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basel Accords at the time. This law was modified by Decree Law No. 2 of February 2, 2008.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a seven-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of one additional term, and may be removed only for cause. To provide for staggered terms, the initial terms of three members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the Office of the Superintendent of Banks, a full-time government official appointed by the President (without legislative ratification) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than U.S.$10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) consists of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits. The Superintendency of Banks may, in accordance with economic and financial conditions of the Republic, increase the required levels of local assets up to 100% of the local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure. Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions, whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on the ability of a bank to extend credit and issue guarantees to parties related to such bank. Related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. The supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without first replacing the management when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of the bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to U.S.$30,000 plus U.S.$35.00 per each U.S.$1.0 million in assets, up to a maximum charge of U.S.$100,000. The cost of an international license totals U.S.$15,000 and the cost of a representation license totals U.S.$5,000.00.

On June 6, 2023, the Superintendency of Banks issued Agreement No. 003-2023. The agreement establishes a requirement for branches of foreign banks to have a mandatory provision of no less than 1.25% of their risk-weighted assets.

Through Agreement No. 005-2023, the Superintendency of Banks established the capital conservation buffer, which requires banks to set aside an additional 2.5% capital above the minimum capital requirement. Banks must increase their capital reserves by 0.50% starting from July 1, 2024, 0.75% from July 1, 2025, and 1.25% from July 1, 2026.

On May 21, 2024, the Superintendency of Banks issued Agreement No. 2-2024, which amended Article 12 of Agreement No. 8-2010 on Comprehensive Risk Management to require that banking entities (i) notify the Superintendency of Banks when the personnel in charge of their risk management units are replaced, dismissed, or voluntarily leave the position, and (ii) notify the Superintendency of Banks of any new person to be designated as head of the risk management unit.

In 2008, the Banking Law was reformed by Decree Law No. 2 of February 22, 2008, effective as of August 25, 2008 (“Banking Reform Law”). The Banking Reform Law targeted new challenges and competition faced by the Panamanian banking system, with particular emphasis on the international market. Principal amendments included the following:

•

extending the regulatory authority of the Superintendency of Banks to cover corporations that, together with banks, form a bank group that includes bank holding companies. This authority also extends to nonbanking corporations affiliated with a bank group;

•	granting the Superintendency of Banks legal authority to take into consideration other types of risks, such as market risk, operational risk and country risk, in connection with capital requirements;

•	modifying the procedures to deal with banks with problems or financial distress to make them more expeditious and enhancing the ability of depositors to recover their savings; and

•

expanding the sanctioning authority of the Superintendency of Banks to cover the following areas: (i) noncompliance with provisions to prevent money laundering, funding of terrorism and related crimes; (ii) legal requirements on capital; (iii) banking liquidity; (iv) submission of documents and reports to the Superintendency of Banks; and (v) prohibitions and limitations imposed by the Banking Reform Law on banks and banking groups, including obligations of confidentiality.

In 2011, Law No. 67 of September 1, 2011 established the system of inter-institutional cooperation among financial oversight entities, created the Securities Market Superintendency, and amended the Banking Law by making the following adjustments:

•

Expanded the Board of Directors of the Superintendency of Banks from five to seven directors, with the additional two directors to be appointed by the boards of directors of the Securities Market Superintendency and the Superintendency of Insurance and Reinsurance;

•	Increased the quorum of the Board of Directors of the Superintendency of Banks from three to four directors; and

•	Established that the Superintendent of the Superintendency of Banks must take office as of January 1 after the beginning of each ordinary presidential term.

In 2012, Law No. 12 of April 3, 2012, which regulates insurance activities, provided that the two directors on the Board of Directors of the Superintendency of Banks to be appointed by the Securities Market Superintendency and the Superintendency of Insurance and Reinsurance must also be members of their own boards of directors.

In June 2014, FATF placed Panama on its list of jurisdictions with strategic AML and CFT deficiencies, also referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list on February 18, 2016. In May 2017, GAFILAT representatives conducted a two-week visit to Panama as part of the Fourth Round of Mutual Evaluation, which involves an evaluation of Panama’s AML and CFT systems and mechanisms; a final report from the evaluation, the MER, was presented during the GAFILAT plenary meeting in December 2017.

Since the completion of the Mutual Evaluation Report (the “MER”) in 2017, Panama has made progress on a number of its MER recommended actions to improve technical compliance and effectiveness, including enacting Law No. 70 of January 31, 2019, which introduced new tax offenses, making them predicate offences for money laundering, increasing obligations for resident agents, and addressing the shortcomings in the timeframe to submit suspicious activity reports. Panama is working on the implementation of its Action Plan by: (1) strengthening its understanding of the national and sectoral AML/CFT risk and using the findings to shape its national policies to mitigate the identified risks; (2) proactively identifying unlicensed money remitters, applying a risk-based approach to supervision of the Designated Non-Financial Businesses and Professions (“DNFBP”) sector and ensuring effective, proportionate, and dissuasive sanctions against AML/CFT violations; (3) ensuring adequate verification and update of beneficial ownership information by covered entities, establishing an effective mechanism to monitor the activities of offshore entities, assessing the existing risks of misuse of legal persons and arrangements to define and implement specific measures to prevent the misuse of nominee shareholders and directors, and ensuring timely access to adequate and accurate beneficial ownership information; and (4) ensuring effective use of financial intelligence units for money laundering investigations, demonstrating its ability to investigate and prosecute money laundering crimes involving foreign tax crimes and to provide constructive and timely international cooperation to investigate such offences, and continuing to focus on money laundering investigations in relation to high-risk areas identified in the MER. On August 27, 2019, GAFILAT published the second enhanced follow-up report on Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On November 11, 2021, Law No. 254 was published in the Official Gazette. Law No. 254 amends the legislation on international tax transparency and the prevention of money laundering, terrorist financing and financing of the proliferation of weapons of mass destruction, including by updating (i) the composition and decision-making process of the National Commission against Money Laundering, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction, and (ii) the duties of the Financial Analysis Unit for the Prevention of the Crimes of Money Laundering and Terrorist Financing, to include the sharing of its analyses with the Public Ministry, the Ministry of Economy and Finance, and other governmental entities, when it suspects wrongdoing.

On October 27, 2023, the FATF excluded Panama from its grey list, after finding that Panama had implemented important measures to combat money laundering and the financing of terrorism following its June 2019 FATF Action Plan. Panama is therefore no longer subject to the FATF’s increased monitoring process.

On May 5, 2016, the U.S. Treasury designated Abdul Waked, Nidal Waked and three other associates as drug kingpins and froze all of their U.S. assets and the U.S. assets of approximately 70 companies owned or controlled by them, among them a department store chain, a multi-use property development with an office building and a shopping mall, and Balboa Bank & Trust, Corp. On that same date, the Superintendency of Banks assumed administrative and operational control of Balboa Bank & Trust, Corp., a Panamanian bank, as a result of a notice from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, indicating that the bank was implicated in illicit activities conducted by the Waked Money Laundering Organization (“Waked MLO”). Also on May 5, 2016, OFAC determined that the Waked MLO had participated in trade-based schemes to launder drug proceeds on behalf of multiple international drug traffickers and their organizations. OFAC designated the Waked MLO, its two leaders, six Panama-based MLO associates, and 68 companies tied to the drug money laundering network each as Specially Designated Narcotics Traffickers pursuant to the Foreign Narcotics Kingpin Designation Act. As a result of the designations, the U.S. government froze all assets of the listed entities and individuals that were under the jurisdiction of the United States or in the control of U.S. persons and generally prohibited U.S. persons from entering into transactions with the listed entities and individuals, absent an appropriate license or other authorization. Abdul Waked proceeded to put his ownership interest in the three major properties into trust with BNP and all have subsequently been sold. On June 3, 2016, the Superintendency of Banks issued a statement reiterating the stability and soundness of the Panamanian banking system and stating that the designations do not represent a risk of contagion to the rest of the system. On October 6, 2017, Balboa Bank & Trust was acquired by Grupo Bancario BCT, and all economic sanctions imposed on this bank by the United States in 2016 were lifted.

Abdul Waked remains listed as a drug kingpin. In 2017 and 2018, Abdul Waked initiated two lawsuits against BNP and the Republic, alleging that BNP was part of a conspiracy to coerce him to sell his properties and claiming an aggregate U.S.$1.4 billion in damages. The trial court judge dismissed a parallel lawsuit concerning a U.S.$165 million damages claim in connection with the sale of the department store chain, and Waked appealed to the Supreme Court. In 2019, the Supreme Court rejected Waked’s appeal relating to the department store chain sale.

In the pending lawsuit, concerning the U.S.$1,268 million damages claim in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties, the Republic presented a motion to dismiss on the grounds that it had not been served properly, alleging lack of jurisdiction of the Supreme Court of Justice and lack of notice. On September 4, 2020, the Third Contentious Administrative Chamber of the Supreme Court of Justice denied the motion for lack of jurisdiction; returning the lawsuit to the admission stage. Under Panamanian law, the Republic is ultimately responsible for BNP’s liabilities. Although the Republic considers that the likelihood of recovery is remote, due to the vagaries of litigation, the outcome and the amount of a potential loss is difficult to ascertain.

On September 7, 2022, the Third Contentious Administrative and Labor Chamber of the Supreme Court of Justice agreed to hear the appeal filed by the Office of the Attorney General of the Chamber’s ruling of May 12, 2022, which had admitted Abdul Waked’s claim for indemnification and ordered that BNP pay damages in the amount of U.S.$1.3 billion in connection with BNP’s management of Waked’s trust and the sale of the underlying properties. The resolution of the appeal will determine whether or not Waked’s lawsuit continues.

On April 28, 2023, the Supreme Court of Justice announced the decision to admit the lawsuit in which Abdul Waked claims compensation of U.S.$1,268.7 million from BNP for alleged damages in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties. In his claim, Waked alleges that BNP was part of a conspiracy to coerce him to sell his properties after being designated as a sanctioned person by the U.S. Department of the Treasury on activities related to alleged money laundering and drug trafficking.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. The General Manager of the bank is appointed by the Executive Branch of the Republic. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. BNP also offers a wide range of commercial banking services through its 95 branches and 467 ATMs throughout Panama, as of July 31, 2024. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, like the commercial banks, has the ability to make direct loans to the Government and to purchase notes issued by Panama. BNP has certain competitive advantages compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency of Banks.

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2024, were U.S.$16.3 billion, deposits were U.S.$4.0 billion, and net loans were U.S.$7.5 billion, of which U.S.$1.5 billion were made to the public sector and U.S.$6.0 billion were made to the private sector.

As of December 31, 2024, BNP’s capital and reserves represented 34.9% of its deposits and 8.5% of its total assets. BNP generated gross income of U.S.$806.9 million in 2024, U.S.$702.8 million in 2023, U.S.$470.0 million in 2022, U.S.$339.4 million in 2021 and U.S.$361.1 million in 2020. BNP’s net income was U.S.$323.2 million in 2024, U.S.$291.0 million in 2023, U.S.$195.1 million in 2022, U.S.$122.0 million in 2021 and U.S.$125.3 million in 2020.

As of December 31, 2024, BNP’s foreign assets totaled U.S.$3.8 billion, an increase of 8.3% compared to U.S.$3.5 billion as of December 31, 2023, mainly due to BNP increasing the proportion of its investment portfolio and loan portfolio in private sector debt and the ordinary withdrawal of government deposits.

On July 23, 2020, BNP executed two credit agreements with MIGA guaranties for a total amount of U.S.$510,000,000. On August 4, 2020, BNP issued bonds in the international capital market for U.S.$1,000,000,000 with a 10-year term and a 2.5% coupon. The financing diversified the bank’s source of funds and improved its debt amortization profile.

The following table sets forth BNP’s balance sheet at December 31 for the years 2020 through 2024:

TABLE NO. 21

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2020	2021	2022	2023	2024
Assets:
Cash and checks	$299.7	$297.3	$408.5	$321.6	$275.5
Bank deposits	8,218.3	7,251.8	4,199.4	3,735.3	3,963.6
Total	8,518.0	7,549.1	4,607.9	4,056.9	4,239.1
Loans:
Domestic loans:
Public sector	829.9	851.4	833.3	837.6	1,490.0
Private sector	4,194.3	4,336.7	5,134.8	5,647.9	6,049.6
Less provisions(1)	(134.1)	(153.5)	(140.3)	(144.8)	(157.1)
Total (net)	4,890.1	5,034.6	5,799.9	6,312.3	7,320.7
Investments:	3,141.2	2,421.8	3,608.9	4,521.4	4,458.5
Net Fixed Assets	80.7	83.3	82.5	97.8	115.4
Other Assets	206.4	172.5	307.0	312.3	135.7
Total	16,872.9	15,306.4	14,603.9	15,300.6	16,269.4
Liabilities:
Deposits	13,989.0	12,363.8	11,678.1	12,249.9	12,253.8
Other Liabilities	220.7	215.4	258.0	276.1	267.5
Total	15,910.7	14,281.1	13,462.4	13,990.3	14,884.3
Capital and Reserves	962.2	1,025.2	1,141.5	1,310.2	1,385.1
Total Liabilities and Capital	$16,872.9	$15,306.4	$14,603.9	$15,300.6	$16,269.4

(1)	Includes unearned interest and commissions and loan loss reserves.

Note: Totals may differ due to rounding.

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 61 branches as well as 319 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2024, were U.S.$6.6 billion (a 2.5% increase from 2023) and total deposits were U.S.$418.9 million (a 20.5% decrease from 2023). Total net loans held by Caja de Ahorros, as of December 31, 2024, were U.S.$4.7 billion (a 4.0% increase from 2023). Caja de Ahorros had net income of U.S.$36.7 million in 2024, compared to net income of U.S.$25.6 million in 2023, mainly due to an increase in income from interest and commissions. In accordance with the law that governs Caja de Ahorros, the Government is responsible for the liabilities of Caja de Ahorros.

In June 2020, Caja de Ahorros executed (i) a $250 million credit facility, with a 15-year term, with Kairos Global Solutions S.A., which was guaranteed by the Multilateral Investment Guarantee Agency (“MIGA”) with non-honoring of sovereign financial obligations coverage, with proceeds used to support social housing, and (ii) a $150 million credit facility, with a five-year term, with BBVA, which was guaranteed by MIGA with non-honoring of sovereign financial obligations coverage, with proceeds used to provide working capital loans to small and medium sized enterprises in the country during the COVID-19 pandemic.

Other Public Sector Institutions. The Panamanian public sector includes two other institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to U.S.$9.0 million in principal and U.S.$15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2024, figures indicated that BDA had U.S.$229.4 million in net loans on its books. As of December 31, 2024, the total assets of BDA were U.S.$489.2 million. BDA had a net loss of approximately U.S.$3.4 million as of December 31, 2024.

BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2024, BHN’s net loan portfolio was U.S.$94.6 million and its total assets amounted to U.S.$325.2 million. BHN had a net loss of U.S.$1.5 million in 2024.

Private Sector Banking Institutions

As of December 31, 2024, total assets of the private banking sector were approximately U.S.$117.5 billion, 7.5% higher than approximately U.S.$109.3 billion as of December 31, 2023. Total net loans of the private banking sector as of December 31, 2024 were approximately U.S.$75.3 billion (an 8.3% increase from 2023). As of December 31, 2024, deposits in the private banking sector were approximately U.S.$80.8 billion, 8.1% higher than approximately U.S.$74.8 billion as of December 31, 2023.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$7.2 billion in 2024, La Bolsa remains a small portion of the financial services sector. Equity trades represented 14.7% of 2024 trading volume.

In June 2021, La Bolsa de Valores de Panamá changed its name to La Bolsa Latinoamericana de Valores, also known as Latinex. This change is part of the exchange’s strategy of expanding horizons and becoming an international stock market hub.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system. On February 2024, LatinClear implemented phase 2 of Euroclear’s iLink, making corporate debt issuances and those of multilateral and/or supranational organizations available to international investors.

Interest Rates. In 2024, the average interest rate paid by Panamanian banks for one-year deposits was 4.93%, while the interest rate for personal credit transactions averaged 8.87%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 3.94% in 2024.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the National Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2024, there were 22 insurance companies and 3,411 insurance brokerages. The 3,411 insurance brokerages consisted of 2,846 individual brokers, 378 brokerage companies and 187 temporary permissions. The total registered assets of insurance companies, as of December 31, 2024, equaled U.S.$4.3 billion. In 2020, the insurance sector grew 5.8% compared to 2019. In 2021, the insurance sector grew 3.4% compared to 2020. In 2022, the insurance sector grew 0.3% compared to 2021. In 2023, the insurance sector grew 8.6% compared to 2022. In 2024, the insurance sector grew 9.0% compared to 2023.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 2024, there were 195 locally incorporated companies participating in this industry.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector and the limited scope of domestic manufacturing capability and agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process and in certain cases eliminated the duties altogether.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs, to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

Panama, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua signed the Free Trade Agreement between Central America and Panama on March 6, 2002 in Panama City, Panama. The Agreement entered into force on November 21, 2009, and contains provisions for the establishment of a tariff reduction program, specific rules of origin, rules for treatment of investors and cross-border trade in services.

A trade agreement with Peru that was approved by the National Assembly in December 2011 became effective on May 1, 2012.

Panama and the United States signed a trade agreement in 2007 that entered into force on October 31, 2012, eliminating immediately 99.7% of U.S. tariffs on industrial goods from Panama.

The European Free Trade Association (“EFTA”) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a trade agreement with Panama and Costa Rica on June 24, 2013. The EFTA trade agreement was approved by Panama through Law No. 4 of April 7, 2014, and entered into force on August 19, 2014. The EFTA agreement covers trade in goods and services, investment, competition, protection of intellectual property rights, government procurement, sustainable development and cooperation.

Panama and Mexico signed a trade agreement on April 3, 2014 that became effective on July 1, 2015.

In November 2015, Panama submitted to the WTO its acceptance of the Protocol for the Trade Facilitation Agreement, which contains provisions for expediting the movement, release, and clearance of goods, including goods in transit, and sets forth measures for cooperation between customs and other appropriate authorities on trade facilitation and customs compliance issues. The WTO Trade Facilitation Agreement entered into force on February 22, 2017.

On September 20, 2013, Panama and Colombia signed a trade agreement intended to replace the Panama-Colombia Partial Scope Agreement, which had been in place since 1995. In January 2015, Panama suspended ratification of the 2013 trade agreement with Colombia due to an unresolved tariff dispute that Panama has submitted to WTO dispute settlement. For more information on the trade agreement and tariff dispute with Colombia, see “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

Panama signed a partial scope agreement with Trinidad and Tobago on October 3, 2013 that the National Assembly approved on March 20, 2015. During 2015, Panamanian exports to Trinidad and Tobago, other than CFZ exports, totaled U.S.$7.6 million (1.1% of total 2015 exports). Imports from Trinidad and Tobago, other than CFZ imports, amounted to U.S.$9.4 million (0.1% of total 2015 imports).

On February 21, 2018, Panama signed a free trade agreement with the Republic of Korea (the “Korea FTA”) that will gradually eliminate duties on approximately 95 percent of the goods and services traded between the two countries. Panama’s National Assembly approved the Korea FTA on July 9, 2020. The Korea FTA entered into force for Panama on March 1, 2021.

On May 17, 2018, Panama and Israel signed a free trade agreement, which was ratified by the Cabinet on August 27, 2019, and by the National Assembly on October 31, 2019. The Panama – Isarael Free Trade Agreement entered into force for both parties on January 1, 2020.

On July 9, 2018, Panama and China launched their first round of trade negotiations towards a trade agreement. The second round of negotiations was held in Beijing in August 2018. The third round of negotiations was held in Panama City in October 2018. The fourth round of negotiations was held in Panama City in November 2018. The fifth round of negotiations took place in Beijing from April 24-26, 2019. During the fifth round of negotiations, progress was made with respect to intellectual property, electronic trade, movement of natural persons, technical barriers to trade, sanitary measures, legal matters, and dispute resolution. Market access, rules of origin, investments, and trade in services and financial services remain pending for further negotiation.

On July 18, 2019, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and the United Kingdom signed the United Kingdom-Central America Association Agreement in Managua, Nicaragua. The agreement ensures that Central America and the United Kingdom will benefit from continued trade after the latter withdraws from the European Union. On October 28, 2019, Panama’s National Assembly approved the United Kingdom-Central America Association Agreement. The United Kingdom-Central America Association Agreement entered into force on January 1, 2021.

In May 2021, the governments of Ecuador and Panama signed a document known as the Terms of Reference, which establishes the objectives, general principles, scope and product coverage for future negotiations with respect to a trade agreement. Panama’s exports to Ecuador totaled around US$1.8 million in 2023.

Composition of Foreign Trade

In 2024, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$964.3 million, a 71.1% decrease from U.S.$3.3 billion in 2023, in part due to the suspension of copper exports. In 2024, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$13.9 billion, a decrease of 3.4% compared to U.S.$14.5 billion in 2023. More specifically, imports of consumer goods grew by 1.4%, while intermediate goods and capital goods declined by 10.5% and 6.2%, respectively. Within consumer goods, the value of imported fuels, lubricants, and related products fell by 7.4%.

In 2024, banana and pineapple exports recorded a preliminary total of U.S.$164.4 million, an 8.1% increase from U.S.$152.1 million in 2023, primarily due to higher exports of bananas. In 2023, banana and pineapple exports recorded a preliminary total of U.S.$152.1 million, a 13.7% increase from U.S.$133.8 million in 2022, primarily due to higher exports of bananas. In 2022, banana and pineapple exports recorded a total of U.S.$133.8 million, a 12.6% decrease from U.S.$153.1 million in 2021, primarily due to lower exports of banana. In 2021, banana and pineapple exports recorded a total of U.S.$153.1 million, a 4.3% decrease from U.S.$159.9 million in 2020, primarily due to lower exports of bananas and pineapple.

In 2024, shrimp exports recorded a preliminary total of U.S.$103.6 million, a 103.5% increase from U.S.$50.9 million in 2023. In 2023, shrimp exports recorded a preliminary total of U.S.$50.9 million, a 22.1% decrease from U.S.$65.3 million in 2022, primarily due to higher sales in Taiwan. In 2022, shrimp exports recorded a total of U.S.$65.3 million, a 119.1% increase from U.S.$29.8 million in 2021. In 2021, shrimp exports recorded a total of U.S.$29.8 million, a 136.5% increase from U.S.$12.6 million in 2020, primarily due to lower sales in the United States.

In 2024, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$85.9 million, a 32.2% increase from U.S.$65.0 million in 2023, primarily due to an increase in the catch of fish and other marine species. In 2023, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$65.0 million, a 26.7% increase from U.S.$51.3 million in 2022. In 2022, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$51.3 million, a 1.2% decrease from U.S.$51.9 million in 2021 primarily due to a decrease in the catch of fish and other marine species. In 2021, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$51.9 million, an 8.8% decrease from U.S.$56.9 million in 2020, primarily due to an increase in the catch of fish and other marine species.

In 2024, fishmeal exports recorded a preliminary total of U.S.$79.1 million, a 39.0% increase from U.S.$56.9 million in 2023. In 2023, fishmeal exports recorded a preliminary total of U.S.$56.9 million, an 119.7% increase from U.S.$25.9 million in 2022. In 2022, fishmeal exports recorded a preliminary total of U.S.$25.9 million, an 11.2% increase from U.S.$23.3 million in 2021. In 2021, fishmeal exports recorded a total of U.S.$23.3 million, a 55.2% decrease from U.S.$52.0 million in 2020, primarily due to decrease in export volumes because of the COVID-19 pandemic. The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 22

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2020(R)	2021(R)	2022(R)	2023(R)	2024(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Copper minerals and concentrates	1,065.6	2,938.2	2,797.2	2,469.2	0.00
Bananas	152.3	148.0	127.4	145.4	156.8
Muskmelon	1.2	0.8	0.8	0.2	0.8
Watermelon	10.3	8.4	10.2	12.8	14.0
Sugar	25.9	21.5	24.5	20.7	47.2
Shrimp	16.4	29.8	65.2	51.0	103.6
Coffee	24.9	25.8	25.4	29.4	30.2
Fishmeal(3)	52.0	23.3	25.9	56.9	79.1
Fresh and frozen fish filet	56.9	51.9	51.3	65.0	85.9
Other seafood	0.6	1.8	0.8	3.5	4.3
Pineapple	7.5	5.0	6.3	6.6	7.7
Clothing	3.5	4.7	4.1	3.0	3.6
Meat from cattle	30.0	17.4	20.2	16.3	13.4
Leather and similar products	1.6	2.6	3.5	2.9	2.7
Other	260.5	367.1	441.7	453.7	415.1
Total	1,709.1	3,646.3	3,604.5	3,366.6	964.3
Re-exports other than CFZ	173.6	207.0	173.1	165.6	211.2
Total	$1,709.1	$3,646.3	$3,604.5	$3,336.6	$964.3

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 23(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2020(R)	2021(R)	2022(R)	2023(R)	2024(P)
Consumer Goods	$4,084.1	$5,796.0	$7,687.5	$6,993.4	$7,082.7
Non-durable	1,835.1	2,077.0	2,421.8	2,297.8	2,517.9
Semi-durable	957.4	1,356.3	1,502.6	1,449.9	1,498.1
Domestic utensils	329.4	522.0	419.2	429.0	457.9
Fuels and lubricants	962.2	1,840.8	3,344.0	2,816.7	2,608.7
Intermediate Goods	2,251.2	3,163.7	4,074.7	3,679.5	3,306.8
Agricultural raw materials	308.2	373.5	450.8	410.7	383.7
Industrial raw materials	1,440.9	1,947.2	2,534.1	2,231.8	2,065.9
Construction materials	410.1	724.5	958.4	910.4	740.9
Other intermediate goods	92.0	118.5	131.3	126.7	116.2
Capital Goods	1,842.7	2,560.4	3,427.7	3,809.6	3,602.8
Agricultural	39.9	60.0	76.7	83.5	83.1
Industrial, construction and electricity	578.1	801.1	1,137.0	1,345.1	1,024.6
Transportation equipment and telecommunication	528.6	756.3	1,029.7	1,225.9	1,285.5
Other capital goods	696.1	942.9	1,184.3	1,155.0	1,209.7
Total	$8,178.0	$11,520.1	$15,189.7	$14,482.5	$13,992.3

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2023, trade with the United States represented 4.4% and 18.9% of total goods exported and imported, respectively. In 2022, trade with the United States represented 3.4% and 24.2% of total goods exported and imported, respectively. In 2021, trade with the United States represented 3.5% and 25.4% of total goods exported and imported, respectively. In 2020, trade with the United States represented 6.1% and 25.3% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included China and Japan as an export destination and China and Mexico as sources of imports.

In 2023, Panama’s largest trading partners for exports were China, Japan and South Korea, with exports amounting to U.S.$1.3 billion, U.S.$442.2 million, and U.S.$233.1 million, respectively. In 2022, Panama’s largest trading partners for exports were China, Japan and South Korea, with exports amounting to U.S.$1.2 billion, U.S.$547.6 million, and U.S.$269.8 million, respectively.

In 2023, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2.7 billion, U.S.$1.8 billion and U.S.$622.8 million, respectively. In 2022, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3.7 billion, U.S.$1.6 billion and U.S.$649.1 million, respectively.

In 2024, Panama’s imports from the CFZ totaled U.S.$871.5 million, an increase of 1.6% compared to U.S.$857.8 million in 2023.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the World Trade Organization (“WTO”) against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 5, 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On February 20, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the WTO Dispute Settlement Undertaking (“DSU”), nor within the 90- day period provided for in paragraph 5 of Article 17 of the DSU, due to the administrative procedure of the appellate body. The Appellate Body advised that the DSB would inform the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. Scheduling of the hearing is unlikely until the WTO members reach a solution to the current impasse regarding appointments to the WTO Appellate Body.

TABLE NO. 24

Direction of Merchandise Trade

(as percentage of total)(1)

	2019(R)	2020(R)	2021(R)	2022(R)	2023(P)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	14.0%	6.2%	4.9%	5.5%	4.5%
Mexico	2.3	1.2	0.8	1.0	1.4
Total	16.3	7.4	5.7	6.5	5.9
Central America and the Caribbean:
Costa Rica	5.3	1.6	0.9	1.1	1.1
Guatemala	2.5	0.7	0.5	0.5	0.3
Colón Free Zone	7.0	2.7	1.4	1.9	2.2
Other	6.4	2.4	1.8	2.1	2.2
Total	21.2	7.5	4.6	5.6	5.8
South America:
Venezuela	0.1	0.1	0.1	0.2	0.2
Colombia	1.0	0.5	0.4	0.4	0.3
Brazil	0.7	7.5	2.4	0.2	0.2
Other	2.2	0.5	0.5	0.4	0.8
Total	4.0	8.6	3.4	1.1	1.5
TOTAL	41.5	23.5	13.7	13.2	13.3
Europe:
Germany	1.9	1.7	5.0	6.5	4.3
Spain	1.7	12.7	9.5	4.3	6.1
Italy	1.1	0.5	0.2	0.3	0.2
Netherlands	20.1	8.6	3.1	3.1	2.7
United Kingdom	1.5	0.6	0.6	0.5	1.1
Other	6.6	5.3	4.0	5.4	7.3
Total	32.7	29.3	22.4	20.2	19.0
Other Countries	25.8	47.1	63.8	66.6	67.8
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

	2019(R)	2020(R)	2021(R)	2022(R)	2023(P)
Imports (C.I.F.):
Western Hemisphere:
United States and Canada	26.2%	26.2%	26.0%	24.8%	19.5%
Mexico	4.8	5.6	4.9	4.3	4.3
Central America and the Caribbean:
Costa Rica	3.7	4.4	4.0	3.3	3.4
Guatemala	1.6	2.2	2.1	1.8	1.8
Colón Free Zone	7.5	7.4	7.5	5.6	5.9
Other	17.6	15.4	17.7	22.9	24.1
Total	61.5	61.0	62.2	62.6	59.0
South America:
Venezuela	0.0	0.1	0.0	0.0	0.1
Colombia	2.8	3.6	3.2	3.0	2.9
Brazil	1.5	1.5	1.7	2.2	2.1
Other	3.2	4.1	3.2	3.5	3.7
Total	7.6	9.2	8.2	8.7	9.3
TOTAL	69.0	70.2	70.4	71.4	68.3
Europe:
Germany	1.9	1.8	1.6	1.5	1.7
Spain	3.8	2.4	2.0	2.0	2.1
Italy	1.1	1.1	1.1	1.1	1.1
Netherlands	0.4	0.6	0.4	0.5	0.5
United Kingdom	0.6	0.5	0.4	0.4	0.4
Other	3.7	4.3	3.6	3.3	3.2
Total	11.6	10.7	9.2	8.7	9.5
Japan	2.0	1.7	1.7	1.7	1.9
China	10.1	10.4	12.0	10.8	12.1
Other Countries	7.3	7.0	6.7	7.4	7.8
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2024 was U.S.$2,832.6 million, an increase of U.S.$635.6 million or 28.9% from U.S.$2,197.0 million in 2023. In 2024, reinvested earnings were the source of U.S.$1,747.5.4 million of FDI, purchases of shares of domestic companies by non-resident investors were the source of U.S.$(327.2) million of FDI, and the remaining U.S.$1,412.4 million of FDI was from other capital. Of gross FDI, U.S.$294.2 million corresponded to capital invested in the CFZ in 2024, a decrease of U.S.$56.1 million or 16.0% compared to the same period in 2023.

Cobre Panama Copper Mine and Mining Concession Contract

Cobre Panama is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea in Donoso District, Colón province. The concession contract for the mine is held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). The concession was initially agreed upon for a period of 20 years, beginning on February 28, 1997, and has two extension options for two subsequent 20-year periods. Resolution No. 128 of 2016 approved the first 20-year extension.

On June 14, 2019, Minera Panamá made its first shipment abroad with a ship loaded with 31,200 tons of copper. In 2023, Cobre Panama produced 330,863 tons of copper concentrate, 129,854 ounces of gold and 2.7 million ounces of silver. Cobre Panama generated gross sales of US$2,513 million in 2023. In 2022, Cobre Panama produced 350,438 tons of copper concentrate and generated gross sales of US$2,959 million. In 2021, Cobre Panama produced 331,000 tons of copper concentrate and generated gross sales of US$3,160 million. In 2020, Cobre Panama produced 205,548 tons of copper concentrate and generated gross sales of US$1,326 million.

On December 21, 2017, the Supreme Court of Justice ruled that the original concession contract was unconstitutional, due in part to the lack of a public tender for the granting of the concession, as required by Law 56 of 1995 on General Public Procurement. On December 19, 2022, the Ministry of Commerce and Industries (“MICI”) published Resolution No. 2022-234, by which it announced compliance with the Supreme Court of Justice’s 2017 ruling.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of a concession contract to govern the long-term operation of the Cobre Panama project. The proposed new concession contract had an initial 20-year term, with a 20-year extension option, and met the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract). On March 24, 2023, the Ministry of Commerce and Industries published the proposed concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in a public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract was sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly on August 3, 2023. The Commerce Committee of the National Assembly recommended the amendment of certain terms of the concession contract. Minera Panamá, S.A. and the Government agreed to modifications to the contract based on these recommendations after a brief negotiation. The proposed concession contract, with amended terms, was resubmitted to and approved by the Commerce Committee of the National Assembly on October 17, 2023. On October 20, 2023, the National Assembly approved Bill 1100, the proposal for approval of the new concession contract for the Cobre Panama mine, in the third debate of the plenary session with a vote of 47 in favor out of a total of 55 votes registered. On the same day, President Cortizo enacted Bill 1100 into Law 406. Law 406 was subsequently published in the Official Gazette.

After the approval of the mining concession contract, marches and protests against the contract began in Panama City and other regions of the country, causing road closures. The groups of protestors included members of the Construction Workers Union, teachers, university students, health personnel, indigenous groups and other citizens. Several strikes were also declared, including by members of the Association of Teachers of the Republic of Panama, the National Medical Negotiating Committee and the Association of Medical Specialists of the Santo Tomás Hospital. Several stretches of the Interamerican Highway, which connects Panama with the rest of Central and North America, were blocked by indigenous groups due to their discontent with the mining contract. The provinces of Bocas del Toro and Chiriquí were cut off by land from the rest of the country, causing shortages of gasoline and cooking gas. Similarly, agricultural products were blocked from reaching the capital, causing food prices to skyrocket. The protests continued for over one month, through November 2023.

After weeks of protests across the country in opposition to the new concession contract for the Cobre Panama mine, on November 3, 2023, the National Assembly approved, and President Cortizo enacted, Law 407, which established an indefinite moratorium on the exploration, extraction, transportation and profit generation from metallic mining in Panama.

As of November 16, 2023, Minera Panamá S.A. had made combined royalty and tax payments totaling U.S.$567 million covering the period from December 2021 to October 2023, in accordance with its contractual responsibilities to the Government. President Cortizo ordered that all royalty payments from Minera Panama S.A. be placed into a separate, restricted account at the BNP and remain unused, in compliance with the terms of the concession contract.

On November 27, 2023, the Supreme Court declared Law 406 of October 20, 2023, which enacted the new mining concession contract, unconstitutional due to its violation of 25 articles of the Panamanian Constitution, including the right to live in a pollution-free environment, the obligation of the Government to protect the health of minors and its commitment to promote the economic and political engagement of indigenous and rural communities. The Supreme Court’s ruling was published in the Official Gazette on December 2, 2023.

As a result of the Supreme Court’s ruling, President Cortizo announced that a process would begin for an orderly and safe closure of the Cobre Panama mine. On December 8, 2023, MICI notified First Quantum, the majority owner of Minera Panamá S.A., of the termination of its copper extraction and processing operations at the Cobre Panama mine.

Between November and December 2023, First Quantum and Minera Panamá announced their intention to initiate two international arbitrations against Panama, one based on rights under the mining concession contract, and another based on the Canada-Panama Free Trade Agreement.

On November 27, 2023, Korea Mine Rehabilitation and Mineral Resources Corporation (“KMR”, a Korean company, submitted a notice of intent to submit a claim to arbitration against the Republic of Panama due to the closure of the Cobre Panamá mine. KMR holds 50% of shares in Korea Panama Mining Corporation, which holds 20% of the shares of Minera Panamá S.A. KMR’s claim was based on the Free Trade Agreement between the Republic of Korea and Republics of Central America, alleging breaches of the fair and equitable treatment, full protection and security, national treatment, and most-favored-nation treatment provisions under the treaty and claiming monetary damages of U.S.$900 million. KMR updated its notice of intent on January 5, 2024, to include claims of expropriation, and on March 28, 2024, to revise its damages claim to U.S.$2 billion.

On December 16, 2023, Minera Panamá S.A. announced the creation of a special voluntary retirement program as a result of the Cobre Panama mine closure. The program, which was opened to more than 2,500 employees, includes payment of: (i) all wages owed, (ii) accumulated vacation days, (iii) accumulated thirteenth month pay, (iv) seniority premiums, and (v) any other compensation required by Panama’s Labor Code. On January 16, 2024, Minera Panamá S.A. announced that it had extended its voluntary retirement program to another 1,500 employees.

On December 19, 2023, the Minister of Commerce and Industries, Jorge Rivera Staff, announced that the closure plan for the Cobre Panamá mine would include: (i) an environmental plan for the orderly and definitive closure of the mine; (ii) a strategy for the country’s defense against any lawsuits and international arbitrations initiated by the former mining concession holder; and (iii) the replacement of metallic mining in Panama’s GDP.

On December 29, 2023, MICI requested Minera Panamá S.A. to prepare a preservation and safety management plan to ensure the stability and environmental management of the mine, including personnel requirements and monitoring and evaluation procedures. Minera Panamá S.A. submitted the preservation and safety management plan to MICI on January 16, 2024.

On March 26, 2024, Minera Panama, in compliance with the request of MICI, presented an update of its Preservation and Safe Management Plan for the Cobre Panama mine. Minera Panama also provided MICI with a detailed report on the status of the copper concentrate stored at the site which was processed prior to the suspension of operations. According to the company, prolonged storage of copper concentrate can lead to chemical reactions and environmental risks, so it is ready to export the copper concentrate promptly after obtaining the corresponding authorization from the Government.

On April 4, 2024, the Ministry of Environment announced that Minera Panamá had filed a five-year performance bond in the amount of U.S.$157,229,403.49 in favor of the Ministry of Environment and the Contraloria General de la Republica, to cover possible environmental liabilities.

On April 17, 2024, MICI announced that it planned to start the bidding process for an environmental audit of the Cobre Panama mine in connection with its closing, in order to verify that Minera Panama has complied with the technical, mining, economic, tax, social and community parameters previously established for the concession.

On April 25, 2024, then Minister of Commerce and Industries, Jorge Rivera Staff, reported that MICI had completed the process of cancellation and annulment of all metallic mining concessions in the country, in compliance with Law 407 of November 2023, which prohibits the granting of concessions for the exploration, extraction, transportation and benefit of metallic mining throughout the national territory.

On May 9, 2024, then Minister of Commerce and Industries, Jorge Rivera Staff, indicated that a decision had not yet been made about the ownership of, or next steps for, the 130,000 tons of previously-extracted copper concentrate stored at the Cobre Panama mine.

On May 28, 2024, then Minister of Commerce and Industries, Jorge Rivera Staff, announced that the Government was in the process of hiring an international analysis laboratory that will allow them to determine the next steps for the copper concentrate stored at the Cobre Panama mine. The ultimate decision would therefore have to be taken by the next presidential administration taking office in July 2024.

On June 27, 2024, incoming Minister of Commerce and Industries, Julio Moltó, appointed by then President-Elect Raul Mulino, announced that after taking office he would analyze the information involved in the closing plan for the Cobre Panama mine. Mr. Moltó also made it clear that the incoming administration was not contemplating the negotiation of a new concession contract.

On June 27, 2024, Franco-Nevada Corporation (“FNC”), a Canadian company, filed a request for arbitration proceedings against Panama pursuant to the Arbitration Rules of the International Centre for Settlement of Investment Disputes due to the closure of the Cobre Panama mine. FNC had invested in the Cobre Panama mine through a streaming agreement, entitling it to purchase certain quantities of metals at a fixed price in exchange for an up-front payment. FNC’s claim was based on the Free Trade Agreement between Canada and Panama, alleging breaches of the fair and equitable treatment, full protection and security, national treatment, and expropriation provisions of the treaty, and claiming monetary damages of approximately U.S.$5 billion.

On July 3, 2024, Orla Mining Ltd. (“Orla”, a Canadian company, submitted a request for arbitration proceedings against Panama pursuant to the Arbitration Rules of the International Centre for Settlement of Investment Disputes due to the moratorium on metallic mineral mining in Panama. Orla owns 100% of Minera Cerro Quema S.A., its Panamanian subsidiary. Orla’s claim was based on the Free Trade Agreement between Canada and Panama, alleging breaches of the fair and equitable treatment, full protection and security, expropriation, national treatment, most favored nation provisions of the treaty, claiming harm to its investment in the Cerro Quema mining project, in which Minera Cerro Quema S.A. held concession rights for the extraction of gold and silver, and claiming monetary damages of U.S.$400 million.

On July 18, 2024, the Government announced that it would only be willing to negotiate with First Quantum, Minera Panama and other stakeholders in the Cobre Panama mine if those parties suspend arbitration proceedings and other legal action against Panama during negotiations.

For additional updates on the status of the Cobre Panama mine, see “Recent Developments”.

The following table sets forth the geographical origin of foreign direct investment in Panama for each year 2019 through 2023:

TABLE NO. 25

Foreign Direct Investment in Panama by Investor Residence

	2019	2020 (P)	2021 (P)	2022 (P)	2023 (P)
Investor Residence Country	(in thousands of U.S.$)
TOTAL	4,391,748	1,401,277	2,130,445	2,313,419	2,197,012
EUROPE	509,311	146,180	674,083	368,653	565,246
European Union	493,765	320,149	279,973	62,156	304,750
Germany	95,929	(83,941)	146,371	(21,542)	(223,185)
Belgium	(2,013)	1,349	30,781	15,877	8,986
Denmark	(9,049)	4,847	976	(364)	8,716
Spain	(12,923)	(53,444)	59,971	67,602	(52,595)
France	3,387	(11,103)	8,381	512	15,239
Italy	67,534	26,270	46,456	41,816	58,390
Netherlands	182,862	123,701	(3,062)	(29,494)	255,006
United Kingdom	162,310	300,618	(39,150)	(35,731)	99,477
Sweden	5,789	(7,055)	(5,067)	4,715	327

Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, Finland, Cyprus, Ireland and Luxemburg	(61)	18,907	34,316	18,764	134,389
Other European Countries	15,546	(173,970)	394,110	360,498	260,496
Norway	(104)	1,690	1,631	(74)	(1,581)
Switzerland	(8,487)	(102,613)	409,697	304,470	246,417
Other countries(1): Andorra, Liechtenstein, Turkey and Ukraine	24,137	(73,046)	(17,217)	2,101	15,660
AMERICA	3,721,953	1,358,991	1,405,210	1,693,886	1,238,541
North America	(4,436,664)	1,067,926	341,808	606,108	529,155
Canada	(5,086,966)	227,230	(22,782)	(69,013)	37,715
United States	687,048	968,808	216,028	593,928	434,442
Mexico	(36,746)	(128,113)	148,562	81,193	56,999
Central America and the Caribbean	6,943,976	222,000	499,954	62,450	546,533
Bahamas	45,364	(26,962)	30,993	31,218	10,268
Barbados	6,607,804	163,072	17,090	(233,293)	89,547
Costa Rica	160,452	(52,856)	89,191	56,235	58,169
Cuba	(1,753)	18,860	911	(17,173)	(2,232)
El Salvador	16,561	(44,973)	264	8,781	(6,741)
Guatemala	(19,812)	(23,131)	97,556	(39,510)	16,396
Honduras	16,384	2,451	9,978	13,864	14,954
Virgin Islands (USA)	1,812	(17,495)	2,937	3,342	5,763
Jamaica	3,427	74,547	67,906	75,396	76,619
Nicaragua	24,918	10,993	(27,527)	21,165	67,485
Puerto Rico	7,011	5,369	15,958	3,850	(31,154)
Dominican Republic	28,165	17,917	23,707	40,205	58,902
Other countries(1): Aruba, Antigua and Barbuda, Belize, Bermudas, Cayman Islands, Haiti, Curacao, British West Indies, Leeward Islands (UK), Windward Islands and Trinidad and Tobago	53,642	94,208	170,990	98,370	184,092
South America	1,214,641	69,064	563,448	1,025,327	162,853
Argentina	(11,629)	17,789	(15,275)	(893)	19,789
Bolivia	3,845	274	(3,922)	(419)	(159)
Brazil	76,608	(228,587)	27,771	148,530	148,357
Chile	6,582	448	12,470	6,557	(14,062)
Colombia	778,278	370,645	516,226	772,575	170,623
Ecuador	226,274	27,666	(12,460)	76,275	70,364
Peru	18,702	(57,503)	6,450	16,315	(345,467)

Uruguay	679	(38)	(79)	(186)	6
Venezuela	115,302	(61,629)	32,265	6,574	113,402
ASIA	194,591	(114,843)	189,092	242,444	377,603
Middle and Near East	(2,548)	379	492	457	483
Israel	(2,548)	379	492	457	483
Central Asia, southern and other Persian Gulf countries	(106,091)	70,419	56,669	18,312	148,360
India	(9,536)	(3,041)	31,706	3,726	(4,111)
Singapore	(56,685)	73,515	24,637	13,944	151,778
Other countries (1): Philippines, Pakistan and United Arab Emirates	(39,869)	(54)	326	642	693
East Asia	303,230	(185,641)	131,932	223,675	228,760
China, Hong Kong	(5,004)	2,179	12,490	(876)	(3,374)
China, People’s Republic of	42,123	(64,969)	95,001	50,997	75,316
Republic of Korea (South of Korea)	53,453	(185,249)	(95,859)	53,106	95,340
Japan	20,781	(4,064)	20,775	30,199	7,381
Republic of China (Taiwan)	191,877	66,462	99,525	90,249	54,098
OTHER COUNTRIES: (1) Angola, South Africa, Australia and Pacific Islands	(34,071)	10,950	(137,941)	8,436	15,622

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for each year 2019 through 2023:

TABLE NO. 26

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity

	2019	2020 (P)	2021 (P)	2022 (P)	2023 (P)
		(in thousands of U.S.$)
TOTAL	4,391,784	1,401,277	2,130,445	2,313,419	2,197,012
Agriculture, cattle, hunting and forestry	426	2,397	(5,714)	4,758	7,312
Mining and quarrying	1,449,869	193,011	22,267	(379,753)	191,085
Manufacturing industries	133,262	(65,456)	254,900	193,249	247,270
Electricity, gas and water supplies	63,423	(152,075)	71,491	57,056	73,308
Construction	239,307	(243,644)	(37,068)	48,427	48,962
Wholesale and retail	2,026,720	320,078	737,263	704,480	925,653
Transport, storage and mail	327,227	(75,714)	(250,472)	199,449	(29,875)
Hotels and restaurants	32,447	119,922	25,348	19,005	(39,164)
Information and communication	238,598	43,403	343,099	638,654	221,113
Finance and insurance activities	712,908	314,208	690,775	748,339	402,484
Real estate activities	11,166	33,671	(24,902)	(72,677)	72,743

Professional, scientific and technical activities	21,143	201,644	40,719	80,626	45,995
Administrative activities and support services	(826,942)	640,786	200,391	56,228	110,991
Education	35,516	(52,888)	73,557	(345)	11,145
Social and health related services	7,858	27,905	(633)	3,435	6,712
Arts, entertainment and related activities	(65,610)	89,718	(15,144)	9,353	(101,991)
Other services activities	(15,535)	4,313	4,568	3,134	3,270

Notes:

(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

The nature of the Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. Specifically, in the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

Figures for years 2020 to 2024 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

In 2024, Panama’s balance of payments registered an estimated overall surplus of U.S.$86.0 million, compared to an overall deficit of U.S$629.9 million in 2023, mainly due to a decrease in portfolio investment. In 2023, Panama registered an estimated overall deficit of U.S.$629.9 million, compared to an overall deficit of U.S$1,879.4 million in 2022, mainly due to a decrease in portfolio investment. In 2022, Panama registered an estimated overall deficit of U.S.$1,879.4 million, compared to an overall surplus of U.S$2,491.6 million in 2021, mainly due to an increase in portfolio investment. In 2021, Panama registered an overall deficit of U.S.$2,491.6 million, compared to an overall surplus of U.S.$ 4,724.6 million in 2020, mainly due to a decrease in other capital assets and a decrease in portfolio investment.

In 2024, the current account balance recorded a surplus of U.S.$1,672.2 million, an increase of 164.8% compared to a current account deficit of U.S.$2,581.0 million in 2023. This was primarily due to a 385.0% increase in the balance of goods and services in 2024 compared to 2023. In 2023, the current account balance recorded a deficit of U.S.$2,581.0 million, an increase in the deficit of 9,071.5% compared to a current account surplus of U.S.$28.8 million in 2022. This was primarily due to a 3,428.2% increase in the goods, services and rent deficit, in part as a result of a 66.6% increase in foreign direct investment outflows and a 13.6% increase in imports. In 2022, the current account balance recorded a surplus of U.S.$28.8 million, an increase of 115.2% compared to 2021.

For 2024, the capital and financial account balance recorded a surplus of U.S.$3,045.3 million, an increase of 34.4% compared to a capital and financial account surplus of U.S.$2,265.7 million in 2023, mainly due to a 71.4% increase in foreign direct investment and a 1,726.7% increase in other investment, specifically, an increase in loans. For 2023, the capital and financial account balance recorded a surplus of U.S.$2,265.7 million, an decrease of 27.7% compared to a capital and financial account surplus of U.S.$3,132.0 million in 2022, mainly due to the increase in the value of direct investment, principally in wholesale and retail trade. For 2022, the capital and financial account balance recorded a surplus of U.S.$3,132.0 million, an increase of 53.3% compared to a capital and financial account deficit of U.S.$1,790.6 million in 2021, mainly due to the increase in the value of direct investment, principally in wholesale and retail trade.

In 2024, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$2,375.9 million, an increase of 71.4% compared to net inflows of U.S.$1,386.0 million in 2023. In 2024, foreign portfolio investment recorded net inflows of U.S.$764.9 million, compared to net inflows of U.S.$680.3 million in 2023. In 2024, other capital recorded net inflows of U.S.$1,431.7 million, compared to net inflows of U.S.$190.1 million in 2023.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2024, Panama had U.S.$12,667.3 million in non-CFZ merchandise imports, a decrease of 3.7% from U.S.$13,153.9 million during 2023. Imports to the CFZ for 2024 were

U.S.$12,694.4 million, a 35.7% decrease from U.S.$19,740.1 million for 2023. In 2024, non-CFZ merchandise exports totaled an estimated U.S.$964.3 million, a 71.1% decrease compared to U.S.$3,336.6 million for 2023. CFZ re-exports for 2024 were estimated to be U.S.$12,217.2 million, an 8.5% decrease from U.S.$13,353.1 million for 2023. In 2023, Panama had U.S.$13,153.9 million in non-CFZ merchandise imports, a decrease of 2.5% from U.S.$13,491.0 million during 2022. Imports to the CFZ for 2023 were U.S.$19,740.1 million, a 40.9% increase from U.S.$14,006.0 million for 2022. In 2023, non-CFZ merchandise exports totaled an estimated U.S.$3,336.6 million, a 7.4% decrease compared to U.S.$3,604.5 million for 2022.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$11.9 billion (15.1% of GDP in chained volume measure) in 2024, a decrease from U.S.$13.6 billion (18.6% of GDP in chained volume measure) during 2023. The deficit, excluding the CFZ, was U.S.$10.0 billion (15.1% of GDP in chained volume measure) in 2022, a decrease from U.S.$6.3 billion (9.6% of GDP in chained volume measure) during 2021 and from U.S.$5.5 billion (15.5% of GDP in chained volume measure) during 2020.

However, these deficits have been significantly offset by the economic value added by the CFZ. In 2024, the merchandise trade deficit including the CFZ was U.S.$9.1 billion (11.6% of GDP in chained volume measure), a decrease from U.S.$13.0 billion (17.7% of GDP in chained volume measure) in 2023. In 2023, the merchandise trade deficit including the CFZ was U.S.$13.0 billion (17.7% of GDP in chained volume measure), an increase from U.S.$9.2 billion (13.9% of GDP in chained volume measure) in 2022. In 2022, the merchandise trade deficit including the CFZ was U.S.$9.2 billion (13.9% of GDP in chained volume measure), an increase from U.S.$5.3 billion (8.0% of GDP in chained volume measure) in 2021.

Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2024, the service sector had a net balance of payments surplus of U.S.14.9 billion, an increase of 5.1% from U.S.$14.2 billion in 2023. In 2023, the service sector had a net balance of payments surplus of U.S.$14.2 billion, an increase of 20.7% from U.S.$11.8 billion in 2022. In 2022, the service sector had a net balance of payments surplus of U.S.11.8 billion, an increase of 46.9% from U.S.$8.0 billion compared in 2021.

The following table sets forth Panama’s balance of payments for the years 2020 through 2024:

TABLE NO. 27

Balance of Payments(1)

(in millions of dollars)

	2020(R)	2021(p)	2022(R)	2023(E)	2024(p)
Current Account:
Goods Trade(2)
Exports	10,211.9	15,012.2	17,962.3	17,009.0	16,009.5
Imports	(14,406.7)	(20,323.1)	(27,149.8)	(30,027.6)	(25,146.1)
Balance	(4,194.8)	(5,310.8)	(9,187.5)	(13,018.5)	(9,136.7)
Services	5,909.1	8,024.4	11,774.3	14,214.1	5,798.8
Rent(3)	(1,938.9)	(3,675.9)	(2,513.5)	(3,634.1)	(3,947. 9)
Unilateral Transfers(4)	35.3	183.6	(44.5)	(142.5)	(178.7)
Balance	(189.3)	(778.8)	28.8	(2,581.0)	1,672.2
Capital and Financial Account:
Capital Account	11.1	4.3	8.9	9.2	2.6
Financial Account	4,142.3	(1,794.9)	3,123.2	2,256.5	3,042.6
Direct Investment	58.2	1,361.4	2,279.0	1,386.0	2,375.9
Portfolio Investment	1,662.0	(5,110.2)	3,274.5	680.3	(764.9)
Other Capital	2,422.1	1,953.9	(2,430.4)	190.1	1,431.7
Assets	613.9	(2,596.5)	(7,333.6)	(3,561.8)	(4,292.3)

Liabilities	1,808.2	4,550.4	4,903.2	3,751.9	5,724.0
Balance	4,153.4	(1,790.6)	3,132.0	2,265.7	3,045.3
Errors and Omissions (net)	760.5	77.8	(5,040.2)	(314.6)	(4,631.5)
Overall Surplus (Deficit)	4,724.6	(2,491.6)	(1,879.4)	(629.9)	86.0
Financing	(4,724.6)	2,491.6	1,879.4	629.9	(86.0)
Total Reserves	(5,545.4)	1,087.1	1,919.6	123.6	(115.6)
Use of IMF credit and IMF loans	513.5	—	—	(125.4)	(249.5)
Exceptional Financing	(307.3)	(1,404.5)	(40.2)	631.7	279.2

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and remittances.

Source: INEC

PUBLIC SECTOR DEBT

As of December 31, 2024, total public debt was U.S.$53,736.7 million. Internal public debt accounted for 17.6% of total debt, while external public debt accounted for 82.4% of total debt.

Internal Debt

As of December 31, 2024, outstanding public sector internal debt totaled approximately U.S.$9,460.8 million, an increase of 34.4% compared to U.S.$7,037.4 million as of December 31, 2023, primarily due to the Government’s issuance of four promissory notes to pay to the FAP an aggregate amount of U.S.$1,272,367,000; the issuance of U.S.$626,673,000 of 7.00% Treasury Notes due 2029; the issuance of U.S.$536,652,000 of 6.625% Treasury Notes due 2029; and borrowing of U.S.$900,000,000 from BNP. As of December 31, 2024, Panama’s public sector internal debt as a percentage of GDP was 11.0% (based on estimated nominal GDP of U.S.$86.3 billion for 2024), compared to 8.4% as of December 31, 2023 (based on estimated nominal GDP of U.S.$83.3 billion for 2023). As of December 31, 2024, Panama’s public sector internal debt represented approximately 17.6% of total public sector debt, compared to 15.0% as of December 31, 2023.

As of December 31, 2024, public sector entities, the FAP, official banking institutions and BNP collectively held U.S.$2,475.3 million or 26.2% of Panama’s internal debt. The remaining U.S.$6,985.5 million or 73.8% of Panama’s internal debt was outstanding in the market and held by private creditors. The average maturity of the debt portfolio as of December 31, 2024 was 13.8 years, with an average duration of 8.4 years. In 2024, local secondary market transactions in treasury securities reached U.S.$562.0 million.

In the domestic market, the Ministry of Economy and Finance from time to time issues by auction, bills (with maturities up to 12 months), notes (with maturities from three to seven years) and bonds (with maturities greater than seven years).

In 2020, Panama conducted eight auctions and issued U.S.$268.5 million in Treasury Bills, all of which were outstanding at December 31, 2020. Additionally, the Republic issued Treasury Bills in an aggregate amount of U.S.$63.0 million in favor of BNP. In addition, in 2020, Panama issued U.S.$325,000,000 of its 3.750% Euroclearable Treasury Notes due 2026. On December 23, 2020, the Republic of Panama entered into a Syndicated Non-Rotating Credit Line for an amount of U.S.$400.0 million with Banistmo and Scotiabank to finance the State budget. On October 5, 2020, the Republic made an amortization payment in the amount of U.S.$252,765,000 for its 4.875% Treasury Notes due 2021. On October 5, 2020, the Republic made an amortization payment in the amount of U.S.$125,000,000 for its 5.625% Treasury Bonds due 2022.

In 2021, Panama conducted nine auctions and issued an aggregate amount of U.S.$282.1 million in Treasury Bills, all of which were outstanding as of December 31, 2021. Additionally, the Republic issued Treasury Bills in an aggregate amount of U.S.$16.3 million, to pay off loans owed by Bahía Las Minas Corp. to BNP, as part of a plan to wind up Bahia Las Minas Corp.’s operations due to the company’s financial difficulties as the economy moved towards decarbonizing the energy matrix. See “Structure of the Panamanian Economy—Public Sector Enterprises”. In addition, in 2021, Panama issued U.S.$1,250,000,000 of its 3.362% Euroclearable Treasury Bonds due 2031. On February 5, 2021, Panama’s 4.875% Treasury Notes due 2021 matured, and the Republic paid the remaining outstanding amount of U.S.$412,434,000. On June 30, 2021, the Republic made an amortization payment in the amount of U.S.$303,006,000 for its 5.625% Treasury Bonds due 2022.

In 2022, Panama conducted nine auctions and issued an aggregate amount of U.S.$298.4 million in Treasury Bills, all of which were outstanding as of December 31, 2022. Additionally, on July 5, 2022, Panama issued U.S.$713,412,000 of its 5.20% Treasury Bonds due 2034. On July 25, 2022, Panama’s 5.625% Treasury Bonds due 2022 matured, and the Republic paid the remaining outstanding amount of U.S.$936,031,000.

In 2023, Panama conducted nine auctions and issued an aggregate amount of U.S.$298.4 million in Treasury Bills, all of which were outstanding as of December 31, 2023. Additionally, on July 25, 2023, Panama issued U.S.$700,000,000 aggregate principal amount of its 6.375% Euroclearable Treasury Bonds due 2033. On December 28, 2023, Panama issued U.S.$205,869,000 aggregate principal amount of its 6.500% Treasury Notes due 2028. Between March and April 2023, the Republic made amortization payments in the aggregate amount of U.S.$408,003,000 for its 4.950% Treasury Bonds due 2024. On September 29, 2023, Panama’s 3.000% Treasury Notes due 2023 matured, and the Republic paid the remaining outstanding amount of U.S.$748,500,000.

In 2024, Panama conducted ten auctions and issued an aggregate amount of U.S.$607.4 million in Treasury Bills. On April 19, 2024, Panama issued U.S.$626,673,000 aggregate principal amount of its 7.00% Treasury Notes due 2029. On June 30, 2024, the Republic issued four promissory notes committing the Government to pay to the FAP an aggregate amount of U.S.$1,272,367,000 for pending Government contributions due for the years 2020 through 2023. The promissory notes have a term of 10 years, an interest rate of 7.45% and require semi-annual payments starting in 2026. Through Cabinet Decree No. 34 of August 6, 2024, the Republic authorized a Revolving Treasury Notes Program for an amount of up to U.S.$6,000,000,000, in order to develop the domestic public debt market and partially cover the financing needs of the General State Budget for each fiscal year. As part of the Revolving Treasury Notes Program, on August 23, 2024, Panama issued a first tranche in the amount of U.S.$188,690,000 of its 6.625% Treasury Notes due 2029. On September 20, 2024, Panama issued a second tranche in the amount of U.S.$221,653,000 of its 6.625% Treasury Notes due 2029. On October 25, 2024, Panama issued a third tranche in the amount of U.S.$107,601,000.00 of its 6.625% Treasury Notes due 2029. On November 22, 2024, Panama issued a fourth tranche in the amount of U.S.$18,708,000.00 of its 6.625% Treasury Notes due 2029. On May 24, 2024, Panama’s 4.950% Treasury Bonds due 2024 matured, and the Republic paid the remaining outstanding amount of U.S.$1,087,997,000, which completed the full retirement of this series. Cabinet Decree No. 43, dated November 24, 2020, authorized the Government, through the Ministry of Economy and Finance, to receive an interim line of credit for up to U.S.$500.0 million for partial financing of the 2024 budget. The interim credit line from BNP was disbursed in full on June 26, 2024 and fully repaid on December 26, 2024.

Cabinet Decree No. 25, dated October 27, 2021, authorized the Government, through the Ministry of Economy and Finance, to borrow up to U.S.$500,000,000 from BNP pursuant to a loan agreement, with an interest rate of 2.90% per year and a maturity of December 26, 2026. On December 21, 2021, U.S.$300,000,000 was disbursed, and on June 26, 2024, the remaining U.S.$200,000,000 was disbursed.

On August 6, 2024, through Cabinet Decree No. 33, the Ministry of Economy and Finance was authorized to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to U.S.$3,000,000,000 to meet the Government’s seasonal liquidity needs. On September 16, 2024, Ministry Resolution 2024-2445 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to U.S.$500,000,000 from BNP to partially finance the liquidity needs of the Government’s budget. The loan had an interest rate of 5.175% per annum and matured on September 11, 2025. The loan was disbursed in full on September 23, 2024, and fully repaid on September 11, 2025. Additionally, on December 24, 2024, Ministry Resolution 2024-3706 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to U.S.$200,000,000 from BNP to partially finance the liquidity needs of the Government’s budget. The loan had an interest rate of three-month SOFR plus 1.35% per annum and matured in three months, with an optional renewal provision. The loan from BNP was disbursed in full on December 30, 2024 and fully repaid on March 31, 2025.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2020 through 2024:

TABLE NO. 28

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2020	2021	2022	2023	2024
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$331.5	$298.4	$298.4	$298.4	$607.4
Treasury notes (maturity from 3 years to 7 years)	$2,950.8	$2,538.4	$2,538.4	$1,995.7	$3,159.1
Domestic bonds (maturity greater than 7 years)	$3,156.4	$4,103.4	$3,880.8	$4,172.8	$3,084.8
Long-term private financing	$400.9	$400.9	$400.9	$267.6	$134.2
Total	$6,839.6	$7,341.1	$7,118.5	$6,734.5	$6,985.5
Public Sector Sources:
Official banking institutions	$302.9	$302.9	$302.9	$302.9	$1,202.9
Panama Savings Fund	$0.0	$0.0	$0.0	$0.0	$1,272.4
Total	$302.9	$302.9	$302.9	$302.9	$2,475.3
Total Public Sector Internal Debt	$7,142.5	$7,644.0	$7,421.4	$7,037.4	$9,460.8

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2024, total public sector external debt (i.e., external debt of the Central Government) was U.S.$44,275.9 million, an increase of U.S.$4,288.0 million from December 31, 2023, due primarily to the issuance of U.S.$1.25 billion of Panama’s 8.000% Global Bonds due 2038, U.S.$1.1 billion of its 7.500% Global Bonds due 2031 and U.S.$750.0 million of its 7.875% Global Bonds due 2057; and gross disbursements of loans from commercial banks in the amount of U.S.$1,200 million. Panama’s public sector external debt as a percentage of GDP was 51.3% as of December 31, 2024 (based on an estimated GDP of U.S.$86.3 billion for 2024), which represents an increase of 3.3% compared to a ratio of public sector external debt to GDP of 48.0% as of December 31, 2023 (based on an estimated nominal GDP of U.S.$83.3 billion for 2023). As of December 31, 2024, U.S.$34,195.2 million of total public sector external debt had a fixed interest rate, representing 77.2% of total public sector external debt; while U.S.$10,080.7 million had a floating interest rate, representing 22.8% of total public sector external debt.

On August 6, 2024, through Cabinet Decree No. 33, the Ministry of Economy and Finance was authorized to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to U.S.$3,000,000,000 to meet the Government’s seasonal liquidity needs. On October 16, 2024, Ministry Resolution 2024-2847 authorized the Ministry of Economy and Finance to enter into a loan agreement for U.S.$1,000,000,000 with JP Morgan to partially finance the liquidity needs of the Government’s budget. The loan is divided into two interest rate periods. The first period runs from October 23, 2024 (the disbursement date of the loan) until December 30, 2025, at an interest rate of six-month SOFR plus 1.50% per annum, unless Panama issues relevant external debt in that time period, in which case the rate would increase by the prevailing credit spread. The second period runs from December 31, 2025 until October 23, 2027 (the maturity date of the loan), as the higher of (i) 3.00% per annum, or (ii) the product of (1) 1.5 and (2) the credit spread as determined by the facility agent. The loan from JP Morgan was disbursed in full on October 23, 2024 and fully repaid on July 8, 2025.

On September 20, 2024, Panama’s 4.000% Global Bonds due 2024 matured. The Republic paid the outstanding amount of U.S.$352,127,000 in principal and U.S.$7,042,540 in interest, which completed the full retirement of this series.

On December 23, 2024, Ministry Resolution 2024-3683 authorized the Ministry of Economy and Finance to enter into a loan agreement to borrow up to U.S.$200,000,000 from The Bank of Nova Scotia to partially finance the liquidity needs of the General Budget of the State. The loan has an interest rate of six-month SOFR plus 1.375% per annum and matured on December 2025. On December 31, 2024, the loan was disbursed in full.

On January 13, 2023, Panama’s 9.375% Global Bonds due 2023 matured, and the Republic paid the remaining outstanding amount of U.S.$138,900,000.

In August 2022, as part of its cash flow management strategy, the Republic entered into a Cash Flow Swap Agreement with Citibank N.A., London Branch. The Swap Agreement reduced the interest payable on the Republic’s external bond obligations in the year 2022 in an approximate amount of U.S.$363.9 million, and increased the interest payments due between 2024 and 2026. The transaction included an amount in Swiss Francs equivalent to approximately U.S.$121.0 million in interest, but subject to foreign exchange fluctuations.

As of December 31, 2024, approximately 77.0% of total public sector external debt was owed to commercial lenders and bondholders, with 21.6% owed to multilateral institutions and 1.4% owed to bilateral lenders. As of December 31, 2023, approximately 75.5% of total public sector external debt was owed to commercial lenders and bondholders, with 23.4% owed to multilateral institutions and 1.1% owed to bilateral lenders. As of December 31, 2022, approximately 73.9% of total public sector external debt was owed to commercial lenders and bondholders, with 25.4% owed to multilateral institutions and 0.7% owed to bilateral lenders. As of December 31, 2021, approximately 72.4% of total public sector external debt was owed to commercial lenders and bondholders, with 27.0% owed to multilateral institutions and 0.6% owed to bilateral lenders. As of December 31, 2020, approximately 72.1% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.5% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2020 through 2024 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 29

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2020	2021	2022	2023	2024
Commercial banks	$351.3	$250.6	$181.6	$95.6	$1,256.1
Bonds	21,126.9	23,511.4	27,026.5	30,087.6	32,835.4
Multilateral agencies	8,178.6	8,879.1	9,378.7	9,374.4	9,549.8
Bilateral entities	160.6	202.7	265.8	430.3	634.6
Total	$29,817.4	$32,843.8	$36,852.6	$39,987.9	$44,275.9

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2024.

Source: Ministry of Economy and Finance.

TABLE NO. 30

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2025	2026	2027	2028	2029-2063
Multilaterals
World Bank	151.1	155.6	161.0	158.5	1,415.1
IADB	294.2	332.3	321.9	285.6	2,915.7
CAF	226.9	252.4	257.9	262.2	1,368.3
EIB	3.4	3.4	3.4	3.4	40.0
OFID	8.2	11.7	11.8	10.3	101.9
CABEI	0.0	27.6	33.1	36.6	573.5
IMF	122.8	0.0	0.0	0.0	0.0
Total	$806.6	$783.0	$789.1	$756.6	$6,414.5
Bilateral	19.4	19.5	19.3	19.4	557.0
Bonds	1,250.0	980.0	975.0	1,254.0	28,376.4
Commercial Debt	71.2	4.2	1,174.5	4.2	2.0
Total	$1,340.6	$1,003.7	$2,168.8	$1,277.6	$28,935.4

(1)	Projections based on outstanding balance as of December 31, 2024.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

Panama has not defaulted on its external debt in the last twenty-nine years.

International Financial Institutions

IADB

The IADB has been an important source of financing for Panama. As of December 31, 2024, Panama had agreements with the IADB totaling $2.0 billion in loans. These financing agreements correspond to contracted social investment projects that are currently in the process of execution.

In 2020, Panama signed seven loans with the IADB: one for U.S.$100.0 million to finance a comprehensive territorial development program in tourist destinations; a second for U.S.$150.0 million to finance a global credit program for the defense of the productive fabric and employment; a third for U.S.$35.0 million to finance a universal energy access program; a fourth for U.S.$40.0 million to finance a program to support the digital transformation of the Tax Administration in Panama; a fifth for U.S.$40.0 million to finance a social inclusion program for people with disabilities in Panama; a sixth for U.S.$400.0 million to finance an emergency program for macroeconomic and fiscal sustainability; and a seventh for U.S.$200.0 million to finance a program to support reforms in the water, sanitation and energy sectors.

In 2021, Panama signed six loans with the IADB: (i) one for U.S.$150.0 million to finance a global credit program to promote sustainability and economic recovery in Panama; (ii) a second for U.S.$30.0 million to finance an immediate public health response program to contain and control COVID-19 and mitigate its effects; (iii) a third for U.S.$150.0 million to finance a program for the promotion of competitiveness and economic diversification; (iv) a fourth for U.S.$41.0 million to finance a sustainable and inclusive agricultural innovation program; (v) a fifth for U.S.$85.0 million to finance a resilient urban basin program and; (vi) a sixth for U.S.$150.0 million to finance a program in support of gender equality policies.

In 2022, Panama signed three loans with the IADB: (i) one for U.S.$400.0 million to finance a risk and disaster program; (ii) a second for U.S.$60.0 million to finance a Digital Panama program; and (iii) a third for U.S.$20.0 million to finance a fiscal intelligence program to improve spending quality in Panama.

In 2023, Panama signed three loans with the IADB: (i) one for U.S.$200.0 million to finance a program to support a clean and sustainable energy transition; (ii) a second for U.S.$160.0 million to finance a global credit program for sustainable economic revival; and (iii) a third for U.S.$20.0 million to finance the second phase of a social development and inclusion program.

In 2024, Panama signed three loans with the IADB: (i) one for U.S.$150.0 million to finance the creation and development of Panama’s Guarantee Fund, which aims to increase financing for micro, small and medium-sized companies by guaranteeing loans issued to such companies; (ii) a second for U.S.$30.0 million to provide financial support for the digital transformation of the Panamanian judiciary; and (iii) a third for U.S.$25.0 million to finance a program for the promotion of research and innovation in productivity.

IMF

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health.

On March 3, 2024, the IMF Executive Board concluded the 2024 Article IV Consultation with Panama, addressing issues such as post-pandemic economic recovery, the Government’s intention to close the Cobre Panama mine, multi-year fiscal consolidation, increasing financing costs, Panama’s removal from the FATF grey list, keeping the banking system adequately capitalized, and improving the timeliness, quality and availability of economic data. The 2024 Article IV report was published on the IMF website on June 27, 2024.

In 2020, the IMF approved a loan of 376.8 million in Special Drawing Rights (“SDR”) (approximately U.S.$513.5 million) under the Rapid Financing Instrument (“RFI”). The loan is repayable in seven installments between 2023 and 2025. Between August 2023 and December 2024, the Government made quarterly amortization payments under the RFI in acumulative amount of U.S.$375.0 million, resulting in a remaining balance of approximately U.S.$122.8 million outstanding as of December 31, 2024.

On January 19, 2021, the IMF approved a two-year arrangement for Panama under a Precautionary and Liquidity Line (“PLL”) in the amount of SDR 1.884 billion (approximately U.S.$2.5 billion), or 500% of Panama’s IMF quota. This facility expired in January 2023 without any drawings thereunder. Panama treated the PLL as precautionary, serving as insurance against economic shocks during the COVID-19 pandemic. The IMF’s PLL provides liquidity to countries that demonstrate strong economic performance and strong records of policy implementation. As part of the PLL program, Panama committed to (i) supporting its population during the COVID-19 pandemic, followed by gradual fiscal consolidation aimed at post-pandemic economic recovery;

(ii) strengthening its anti-money laundering and terrorist financing regime to address deficiencies identified by the FATF and facilitate removal from the FATF grey list; (iii) supporting the stability of its financial system by ensuring liquidity and improving its macroprudential framework; (iv) strengthening data adequacy; (v) improving its public financial management practices to increase fiscal transparency and avoid domestic arrears; and (vi) complying with indicative targets for government and bank liquidity. Access to funds under the PLL was limited to 250% of the quota (SDR 942 million) for the first year and the remaining SDR 942 million in the second year (for a total of SDR 1.884 billion); during this time the IMF conducted semiannual reviews.

On July 28, 2021, the Executive Board of the IMF concluded the first review within the framework of the PLL agreement granted to Panama. The Executive Board concluded that Panama had adopted policies and met quantitative indicative targets envisaged under the PLL arrangement and continued to meet the PLL qualification criteria by working to strengthen institutional frameworks, including its AML/CFT regime in accordance with the FATF action plan, its statistics reporting, multiannual budgeting and financial regulation and supervision. On July 15, 2022, the Executive Board of the IMF completed its second review under the PLL.

On August 23, 2021, Panama received a general allocation of SDR 361.1 million from the IMF. The general SDR allocation was made to IMF members that participated in the Special Drawing Rights Department in proportion to their existing quotas with the intent of helping countries cope with COVID-19.

CABEI

In 2020, Panama signed two loan agreements with CABEI: one for U.S.$150.0 million for the partial financing of the Vale Digital Program, Panama Solidario in response to the COVID-19 pandemic; and a second loan for U.S.$250.0 million to finance development policies in response to the COVID-19 pandemic in Panama.

In 2024, Panama signed a loan agreement with CABEI for U.S.$240.0 million to finance policies in support of the energy transition to confront climate change.

CAF

In 2020, Panama signed two loan agreements with CAF: one for U.S.$350.0 million to finance a contingent credit line for anti-cyclical support during the COVID-19 pandemic; and a second for U.S.$50.0 million to finance a contingent credit line for extreme weather events, earthquakes, pollutant accidents and epidemics (such as COVID-19).

In 2021, Panama signed two loan agreements with CAF: one for U.S.$350.0 million to finance a support program for the digital transformation and inclusion strategy in Panama; and a second for U.S.$50.0 million to finance a transformation and improvement plan for the Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano (“INADEH”).

In 2022, CAF approved a U.S.$320 million loan to Panama to finance a support program for the National Climate Change Policy.

In 2023, Panama signed two loan agreements with CAF: one for U.S.$75.0 million to finance the second phase of the Highly Specialized Technical Institute (ITSE) implementation project; and a second for U.S.$19.0 million to finance a controlled environment agriculture research and production center (CIPAC) project.

In 2024, Panama signed a loan agreement with CAF for U.S.$200.0 million to finance the National Energy and Environmental Transition Policy Support Program.

The World Bank

In 2020, Panama signed two loans with the World Bank: one for U.S.$20.0 million to finance a COVID-19 emergency response; and a second for U.S.$300.0 million to finance a pandemic response and growth recovery policy.

In 2022, Panama signed three loans with the World Bank: (i) one for U.S.$250.0 million to finance a pandemic response and growth recovery policy; (ii) a second for U.S.$100.0 million for additional financing for the COVID-19 emergency response; and (iii) a third for U.S.$100.0 million to finance the development of a disaster risk management program, which included a deferred drawdown option in the event of catastrophes.

In 2023, Panama signed two loans with the World Bank: one for U.S.$150.0 million to finance Panama’s Climate Resilience and Growth Development Policy; and a second for U.S.$7.5 million to help finance the development of Panama’s public-private partnership recovery project.

In 2024, Panama signed two loans with the World Bank: one for U.S.$350.0 million to finance Panama’s Climate Resilience and Growth Development Policy; and a second for U.S.$40.0 million to finance the consolidation of Panama’s public financial management information system.

Other Institutions

The Republic has entered into several multilateral and bilateral agreements to finance the construction of the Metro de Panama. The cost of the first phase, which consisted of Metro Line 1, is estimated to be approximately U.S.$1.88 billion and was financed through Central Government borrowings from multilateral and bilateral lending institutions. Between 2011 and 2014, the Republic entered into various credit facilities to finance the Metro de Panama Project. As of December 31, 2024, two loan agreements from CAF, in the amounts of U.S.$400.0 million and U.S.$100.0 million, remained outstanding. In March 2017, the Government signed a contract with ING Bank, a branch of ING-DiBa AG, and Citibank, N.A., for a U.S.$137.3 million loan (“ING CESCE Facility”) for modifications to the Panama Metro Line 1 and the supply of 70 new train cars. On December 29, 2017, the first disbursement, for an amount of U.S.$47.3 million was made. On June 21, 2019, the second disbursement, for an amount of U.S.$34.6 million was made. On June 1, 2022, the last disbursement, for an amount of U.S.$36.6 million was made. The Republic requested that the U.S.$18.9 million remaining undisbursed under the ING CESCE Facility be cancelled.

In 2021, the Agencia Española de Cooperación Internacional para el Desarrollo (“AECID”) approved a U.S.$15.0 million loan to Panama to finance a program for universal energy access.

In 2023, the Japan International Cooperation Agency (JICA) approved a U.S.$625.9 million loan to Panama to help finance Line 3 of the Metro de Panama.

Subscriptions

On February 15, 2006, Cabinet Decree No. 2 of 2006 authorized Panama to join the Central American Bank for Economic Integration (“CABEI”) as a non-regional and non-founding member and to pay a subscription of U.S.$57.6 million, with 25% as paid-in capital and 75% as callable capital if required by CABEI to meet its obligations for funds borrowed or loans guaranteed by it. Article 2 of Cabinet Decree No. 2 of 2006 authorized the subscription of the Association Agreement through participation certificates, for the incorporation of Panama as a non-founding beneficiary country of CABEI for an amount of U.S.$1.0 million.

On April 26, 2016, Cabinet Decree No. 18 authorized Panama to subscribe to “B” Series shares in CABEI for the amount of U.S.$197.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital, increasing its shareholding to U.S.$256.0 million. On September 16, 2016, Panama paid the first installment of this increase, U.S.$12.3 million, which allowed Panama to appoint a Principal Director to the Board of Directors of CABEI. On August 22, 2017, Panama paid the second installment of the CABEI subscription, in the amount of U.S.$12.3 million. On September 12, 2018, payment of the third installment was made in the amount of U.S.$12.3 million. On September 19, 2019, the fourth and last installment was paid in the amount of U.S.$12.3 million.

On April 6, 2021, Cabinet Decree No. 6 of 2021 authorized Panama to subscribe to additional “B” Series shares in CABEI and to increase its shareholding by U.S.$102.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital. On May 11, 2021, Panama paid the first installment of the CABEI subscription, in the amount of U.S.$3.2 million. On April 11, 2022, Panama paid the second installment of the CABEI subscription, in the amount of U.S.$3.2 million. On April 26, 2023, Panama paid the third installment of the CABEI subscription, in the amount of U.S.$3.2 million. On May 28, 2024, Panama paid the fourth installment of its CABEI subscription, in the amount of U.S.$3.2 million. As of December 31, 2024, Panama’s total paid-in capital to CABEI was U.S.$358.4 million

As of December 31, 2024, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million.

As of December 31, 2021, Panama’s total subscriptions in the International Bank for Reconstruction and Development were 891 shares, corresponding to U.S.$89.1 million. On December 15, 2021, Cabinet Decree No. 32 of 2021 authorized Panama to subscribe for 247 additional shares in the International Bank for Reconstruction and Development. On July 29, 2022, Panama paid U.S.$3.4 million corresponding to the last subscription. As of December 31, 2024, Panama’s total subscriptions in the International Bank for Reconstruction and Development were 1,138 shares which correspond to paid-in capital of U.S.$113.8 million.

As of June 30, 2024, Panama’s total paid-capital to MIGA was SDR 2.3 million.

On March 28, 2023, Cabinet Decree No. 14 of 2023 authorized Panama to subscribe for 2,178 additional shares in the International Finance Corporation (“IFC”) for an amount of U.S.$2.2 million. As of December 15, 2023, Panama’s total paid-in capital to the IFC was U.S.$7.7 million. On January 5, 2024, the IFC confirmed receipt of U.S.$2,178,000 from Panama as full payment for the 2,178 shares issued in connection with Panama’s paid-in capital to the 2018 General Capital Increase of the IFC. As of December 31, 2024, Panama’s total paid-in capital to IFC was U.S.$9.9 million.

As of December 31, 2021, Panama’s total subscriptions to Series A and Series B ordinary shares in CAF were U.S.$527.3 million. On September 20, 2021, Panama paid U.S.$34.6 million to CAF for 2,434 shares. On June 22, 2022, Cabinet Decree No. 15 of 2022 authorized Panama to subscribe for 18,961“B” Series shares in CAF and to increase its shareholding by U.S.$269.2 million. On September 27, 2022, Panama paid U.S.$34.6 million to CAF for 2,434 shares. On September 11, 2023, Panama paid U.S.$25.0 million to CAF for 1,761 shares. On January 21, 2025, Panama paid U.S.$28.8 million to CAF for 2,031 shares, corresponding to the 2024 quota. As of January 31, 2025, Panama’s total paid-in capital to CAF was U.S.$796.6 million.

As of December 31, 2024, Panama’s paid-in capital to the IADB was U.S.$793.1 million.

On March 13, 1998, Cabinet Decree No. 11 of 1998 authorized Panama’s acceptance, ratification and accession to the Agreement Establishing the IADB’s Multilateral Investment Fund (MIF I) and approved a contribution of U.S.$0.6 million. On July 18, 2007, Law No. 35 of 2007 approved the Agreement Establishing the IADB’s Multilateral Investment Fund II (MIF II) and approved a contribution by Panama of U.S.$0.4 million. On November 13, 2017, Panama approved total contributions of U.S.$8.0 million to the IADB’s Multilateral Investment Fund III (“MIF III”). On June 12, 2019, the first Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. On August 5, 2020, the second Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. On September 15, 2021, the third and final Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. As of December 31, 2024, Panama’s total contribution to the IADB’s Multilateral Investment Funds were U.S.$9.0 million.

Pursuant to Law No. 21 of December 30, 1985, Panama approved the Constitutive Agreement of the Inter-American Investment Corporation (“IIC”). On February 28, 2024, the IIC made a transfer in favor of Panama in the amount of U.S.$650,691.15 (corresponding to 41 shares) in accordance with Resolution AG-9/15 and CII/AG-2/15. As of December 31, 2024, Panama had 1,176 shares in IIC, corresponding to a total subscription amount of U.S.$17.0 million.

Global Notes and Bonds

On April 1, 2020, Panama issued U.S.$2,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2056.

On September 29, 2020, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060, U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032 and U.S.$325,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On January 27, 2021, Panama issued U.S.$1,200,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060 and U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032.

On June 30, 2021, Panama issued U.S.$750,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050 and U.S.$1,250,000,000 aggregate principal amount of its 3.362% Euroclearable Treasury Bonds (Bonos del Tesoro) due 2031. Concurrently with the issuance of bonds, Panama conducted a local tender offer to purchase for cash its 5.625% PABONT due 2022 and a global tender offer to purchase for cash its 4.000% Global Bonds due 2024. As a result of the tender offers, the Republic repurchased U.S.$303,006,000 million of the 5.625% PABONT due 2022 and U.S.$412,925,000 million of the 4.000% Global Bonds due 2024.

On January 19, 2022, Panama issued U.S.$1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2063 and U.S.$1,000,000,000 aggregate principal amount of its 3.298% Global Bonds due 2033.

On November 21, 2022, Panama issued U.S.$1,500,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 as a prefunding transaction for the 2023 budget. Shortly thereafter, on December 1, 2022, Panama repurchased U.S.$484,948,000 aggregate principal amount of its 4.000% Global Bonds due 2024.

On March 28, 2023, Panama issued U.S.$800,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 and U.S.$1,000,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054.

On October 4, 2023, Panama issued U.S.$400,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054 and U.S.$1,000,000,000 aggregate principal amount of its 6.875% Global Bonds due 2036.

On February 29, 2024, Panama issued U.S.$1,100,000,000 aggregate principal amount of its 7.500% Global Bonds due 2031, U.S.$1,250,000,000 aggregate principal amount of its 8.000% Global Bonds due 2038 and U.S.$750,000,000 aggregate principal amount of its 7.875% Global Bonds due 2057, with the proceeds to be used for general budgetary purposes.

Global Bonds Fiscal Agency Agreement

On September 4, 2003, Panama filed with the SEC Amendment No. 1 to Panama’s fiscal agency agreement, dated as of September 26, 1997, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

On February 19, 2015, Panama filed with the SEC Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon to provide for modification of the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement with the written consent of Panama and the affirmative vote or consent of the holders of: (1) with respect to a single series of debt securities, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. This amendment applies to securities of any series issued after February 19, 2015 that are in their terms explicitly stated to be Aggregated Collective Action Securities.

Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon also provided for “Equal Ranking Securities” that will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other public indebtedness.

On October 26, 2016, Panama filed with the SEC Amendment No. 3 to Panama’s fiscal agency agreement with The Bank of New York Mellon. Amendment No. 3 clarifies that (a) if certain “uniformly applicable” requirements are not met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, must be effected with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually; and that (b) if certain “uniformly applicable” requirements are met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, may be effected, at Panama’s option, by the aforementioned method or with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. Amendment No. 3 also amends the definition of “public sector instrumentality” and clarifies the definition of “uniformly applicable” in Panama’s fiscal agency agreement with The Bank of New York Mellon.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 31

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2024(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$9,542.4
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	4,142.3
World Bank	Various	Various	Various	Semiannually	2,041.3
European Investment Bank	Floating	Various	Various	Semiannually	53.6
Development Bank of Latin America	Floating	Various	Various	Semiannually	2,367.7
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	143.8
Central American Bank for Economic Integration					670.8
International Monetary Fund					122.9
BILATERAL ORGANIZATIONS					$634.6
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	8.5
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	626.1
COMMERCIAL BANKS	Various	Various	Various	Various	$1,256.1
GLOBAL BONDS	Various	Various	Various	Various	$32,835.4
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 1, 2029	Bullet	951.4
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	1,750.0
Global 2025	3.75%	Mar 16, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 15, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 16, 2018	Apr 16, 2050	Various	2,500.0
Global 2030	3.16%	Jul 23, 2019	Jan 23, 2030	Bullet	1,550.0
Global 2060	3.87%	Jul 23, 2019	Jul 23, 2060	Various	2,950.0
Global 2032	2.252%	Sept 29, 2020	Sept 29, 2032	Bullet	2,500.0
Global 2056	4.5%	Apr 1, 2020	Apr 1, 2056	Various	2,500.0
Global 2033	3.298%	Jan 19, 2022	Jan 19, 2033	Bullet	1,000.0
Global 2063	4.500%	Jan 19, 2022	Jan 19, 2063	Bullet	1,500.0
Global 2035	6.400%	Nov 21, 2022	Feb 14, 2035	Bullet	2,300.0
Global 2036	6.875%	Oct 4, 2023	Jan 31, 2036	Bullet	1,000.0
Global 2054	6.853%	Mar and Oct 2023	March 28, 2054	Bullet	1,400.0
Global 2031	7.000%	Feb 29, 2024	Mar 1, 2031	Bullet	1,100.0
Global 2038	8.000%	Feb 29, 2024	Mar 1, 2038	Various	1,250.0
Global 2057	7.875%	Feb 29, 2024	Mar 1, 2057	Bullet	750.0
TOTAL					$44,276.0

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2022.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 32

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2024 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$7.33
Total					$7.33

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2022.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 33

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2024 (in millions of dollars)
Bonds
Treasury Bonds 2029	3.0%	Bullet	Dec 26, 2019	Dec 27, 2029	$421.37
Treasury Bonds 2031	3.4%	Bullet	June 23, 2021	June 30, 2031	$1,250.00
Treasury Bonds 2034	5.2%	Bullet	Jul 5, 2022	Jul 5, 2034	$713.41
Euroclearable Treasury Bonds 2033	6.4%	Bullet	Jul 25, 2023	Jul 25, 2033	700.00
Total Treasury Bonds					$3,084.78
Notes
Euroclearable Treasury Note 2026	3.8%	Bullet	Apr 17, 2019	Apr 17, 2026	$1,000.00
Euroclearable Treasury Note 2026	3.8%	Bullet	Sept 29, 2020	Apr 17, 2026	$325.00
Subtotal					$1,325.00
Treasury Notes 2027	2.9%	Bullet	Dec 20, 2019	Jun 27, 2027	$83.38
Treasury Notes 2027	2.9%	Bullet	Dec 23, 2019	Jun 27, 2027	$381.51
Subtotal					$464.89

Treasury Notes 2028	6.5%	Bullet	Dec 28, 2023	Dec 28, 2028	$205.87
Subtotal					205.87
Treasury Notes 2029	7.0%	Bullet	Apr 24, 2024	Apr 19, 2029	$626.67
Treasury Notes 2029	6.6%	Bullet	Aug 20, 2024	Aug 23, 2029	$188.69
Treasury Notes 2029	6.6%	Bullet	Sept 17, 2024	Aug 23, 2029	$221.65
Treasury Notes 2029	6.6%	Bullet	Oct 22, 2024	Aug 23, 2029	$107.60
Treasury Notes 2029	6.6%	Bullet	Nov 19, 2024	Aug 23, 2029	$18.71
Subtotal					$1,163.33
Total Treasury Notes					$3,159.09

Note: Totals may differ due to rounding.

Source: Ministry of Economy and Finance.